Enterprise Bancorp, Inc.

parent company of Enterprise Bank and Trust Company



2002 Annual Report

Enterprise Bancorp, Inc. And Enterprise Bank And Trust Company Board Of Directors

Seated from left to right: George L. Duncan, Chairman and CEO; Richard W. Main, President; Arnold S. Lerner, Vice Chairman and Clerk; Kathleen M. Bradley; Kenneth S. Ansin; Charles P. Sarantos; Nancy L. Donahue.

Standing: Michael A. Spinelli, Assistant Clerk; Nickolas Stavropoulos; Lucy A. Flynn; John R. Clementi; Gerald G. Bousquet; Walter L. Armstrong; John P. Harrington; James F. Conway, III; Eric W. Hanson; Philip S. Nyman, Bank Counsel. Absent when photo was taken: Carole A. Cowan.



Photo was taken prior to the December 11, 2002 Board of Directors' Meeting in the Evelyn M. Reardon Conference Room. Mrs. Reardon, a well-respected local businesswoman and philanthropist, was a bank incorporator and founding director. The Reardon Room, located at 170 Merrimack Street, was officially dedicated on September 17, 2002.

Selected Consolidated Financial Data

	Year Ended December 31,				
	2002	2001	2000	1999	1998
	($ in thousands, except per share data)				
EARNINGS DATA					
Net interest income	$ **29,506**	$ 27,423	$ 22,017	$ 17,239	$ 15,721
Provision for loan losses	**1,325**	2,480	603	270	1,030
Net interest income after provision for loan losses	**28,181**	24,943	21,414	16,969	14,691
Non-interest income	**5,271**	4,564	3,169	2,608	2,441
Net gains on sales of investment securities	**1,341**	941	129	183	476
Non-interest expense	**26,092**	23,800	19,966	14,188	12,651
Income before income taxes	**8,701**	6,648	4,746	5,572	4,957
Income tax expense	**2,395**	1,744	1,142	1,489	1,456
Net income	$ **6,306**	$ 4,904	$ 3,604	$ 4,083	$ 3,501
COMMON SHARE DATA[1]					
Basic earnings per share	$ **1.80**	$ 1.43	$ 1.08	$ 1.28	$ 1.11
Diluted earnings per share	**1.75**	1.39	1.07	1.22	1.06
Book value per share at year-end[2]	**12.91**	11.38	10.17	9.35	8.27
Dividends paid per share	**0.3300**	0.2875	0.2500	0.2100	0.1750
Basic weighted average shares outstanding	**3,494,818**	3,432,255	3,322,364	3,187,292	3,165,134
Diluted weighted average shares outstanding	**3,611,712**	3,530,965	3,369,025	3,335,338	3,299,432
YEAR-END BALANCE SHEET AND OTHER DATA					
Total assets	$ **718,696**	$ 630,544	$ 572,814	$ 443,095	$ 360,481
Loans	**414,123**	376,327	312,017	261,308	215,342
Allowance for loan losses	**9,371**	8,547	6,220	5,446	5,234
Investment securities at fair value	**239,096**	197,060	185,184	153,427	114,659
Federal funds sold	**-**	6,500	28,025	-	6,255
Deposits, repurchase agreements, and escrow	**638,796**	571,863	520,882	362,915	329,968
FHLB borrowings	**16,470**	470	470	50,070	470
Trust preferred securities	**10,500**	10,500	10,500	-	-
Total stockholders' equity[2]	**45,612**	39,404	34,670	30,207	26,202
Mortgage loans serviced for others	**16,861**	21,646	25,699	24,001	26,491
Investment assets under management	**314,095**	311,648	289,284	216,731	195,361
Total assets, investment assets under management, and mortgage loans serviced for others	**1,049,652**	963,838	887,797	683,827	582,333
RATIOS					
Net income to average total assets[2]	**0.96%**	0.81%	0.71%	1.06%	1.03%
Net income to average stockholders' equity[2]	**14.86%**	13.30%	11.07%	14.59%	14.25%
Allowance for loan losses to loans	**2.26%**	2.27%	1.99%	2.08%	2.43%
Stockholders' equity to assets[2]	**6.39%**	6.28%	6.07%	6.78%	7.29%

[1] On January 4, 1999 the company effected a 2:1 split of its common stock through the payment of a stock dividend. All common share data has been adjusted to reflect the stock split.

[2] Excludes the effect of SFAS No. 115. See Note 1 to the consolidated financial statements in Item 8 for the accounting policy on Investment Securities.

Dear Shareholders, Customers, Employees and Friends:

The Enterprise Bankers are proud to pay tribute in our 2002 Annual Report to the strong and vibrant patriotic spirit displayed by the residents of Billerica during their annual "*Yankee Doodle Homecoming Festival*" held every September. For many years, our employees and their families have participated in this special community event. Our country has faced tremendous challenges during the recent past. We believe that Americans today share a deeper appreciation for the "American spirit" than ever before in our lifetime.

Beginning in the mid 1990s as Enterprise entered its expansion phase, our Board of Directors determined that Billerica was a highly-desirable location. With its skilled workforce, state-of-the-art commercial space to house its large influx of high-tech companies, accessibility to a convenient highway network, excellent schools and quality of life, Billerica provided an ideal environment for a strong, independent, community bank to grow and prosper. Enterprise opened at 674 Boston Road, near the Burlington border, in June 1995, and at 223 Boston Road in July 2000 after we acquired a prime North Billerica location during Fleet's branch divestiture. As a result of strong business development efforts by our commercial lending team, and the 5-star service provided by the staffs of our Billerica branches, we are pleased to report that today, according to the most recent statistics[1], Enterprise enjoys the #1 deposit market share in Billerica, and we look forward to continued opportunities for growth in the years ahead.



NET INCOME
($ in thousands)
$3,501
$4,083
$3,604
$4,904
$6,306
1998
1999
2000*
2001
2002

**Decrease in net income in 2000 was principally due to expenses associated with a number of strategic initiatives, including the purchase of two branches from Fleet Bank.*

Financial Results:

During 2002, we continued our record of growth and profitability, posting an impressive 29% increase in net income over 2001. Our Board of Directors and senior management team focused efforts on achieving several strategic objectives. Our goals were to increase net income; to continue to grow assets, deposits and loans, while maintaining a high-quality loan portfolio; to implement new technologies and maximize the use of technological investments made over the past several years; and to complete training initiatives which provide for additional operational efficiencies bankwide. We also set strategic goals to further enhance our investment management, trust and insurance capabilities, taking full advantage of technology and additional product offerings. Each of the initiatives cited above will be discussed in further detail in this report.

[1]FDIC, June 30, 2002, Market Share Report

Net income totaled $6.3 million for the year ended December 31, 2002 compared to $4.9 million for the same period in the prior year. Net income in 2002 was positively effected by asset growth and a lower loan loss provision which more than offset interest margin compression as a result of the prolonged low interest-rate environment. Also, net income in 2002 was favorably impacted by a new accounting standard issued on October 1, 2002 by the Financial Accounting Standards Board, the designated organization for establishing regulations for financial accounting and reporting. The new standard, Statement of Financial Accounting Standards (SFAS) No. 147, *Acquisitions of Certain Financial Institutions*, requires all companies to eliminate the amortization of goodwill expense associated with the acquisition of branch deposits and to make a retroactive adjustment to January 1, 2002. Excluding the effect of SFAS No. 147, net income increased by 20% for the year. During 2002, we exceeded the $1 billion mark in total assets, investment assets under management, and mortgage loans serviced for others, ending the year at $1,049,651,840, an increase of 9% over 2001. Individually, total assets, deposits plus repurchase agreements, loans, and investment assets under management totaled $718,695,679, $638,794,575, $414,123,484 and $314,095,210, respectively on December 31, 2002, increases of 14%, 12%, 10%, and 1% versus a year ago.



TOTAL ASSETS
($ in millions)
$360
$443
$573
$631
$719
1998
1999
2000
2001
2002

Earlier in this report, we discussed our market share statistics in Billerica. To further expand on our overall growth, last year we reported that as of June 30, 2001, Enterprise was ranked #1 in deposit market share, for the communities of Billerica, Chelmsford, Dracut, Lowell, Tewksbury and Westford.[2] According to June 30, 2002 FDIC data, we have maintained our #1 ranking, and increased our market share over the second-ranked institution in this combined market. This achievement is a testament to our strong financial position, solid reputation and 5-star service, convenient branch network, state-of-the-art technology and aggressive business development activity. Our market research indicates that a considerable amount of additional business is still available providing future opportunities.

Lending:

Enterprise's impressive loan growth of 10% is a direct result of our lending team's efforts to attract borrowers from all segments of the business community. A 10% increase in loans is indeed an accomplishment in an unsettled economic climate. However, at no time and

[2]Market share is reported periodically by the FDIC and does not include credit unions.

under no circumstances will we lower our credit and underwriting criteria. The success of our lending initiatives is measured in loan quality, not quantity, and we remain dedicated to this principle. From start-up companies to large commercial loans in excess of $10 million, our skilled and seasoned loan officers are committed to providing highly-competitive products and services. Our reputation as the top business lender in our region is more secure than ever. On several occasions in 2002, we were recognized for outstanding achievement in the commercial lending field. Enterprise was ranked #1 in Massachusetts by *Entrepreneur Magazine* as the "top small-business friendly microlender"[3] according to Small Business Administration statistics. Bank President Richard Main was quoted on Enterprise's accomplishments in the business lending field in a story that appeared on the front page of the *Boston Business Journal* (August 16, 2002).


LOANS
($ in millions)
$215
$261
$312
$376
$414
1998
1999
2000
2001
2002

Our mortgage lending team also posted strong growth. Residential refinancing volume increased by 84% over 2001 levels. New residential and home equity originations posted an increase of 32%, as compared to 2001. In addition, we expanded our capabilities in the construction lending area and experienced increased loan activity to small and medium-sized construction projects. To put overall loan activity into perspective, our loan servicing department reported a 160% increase in new loans processed in 2002.

Technology:

During 2002, Enterprise experienced tangible results of significant investments made in technology since the 1990s. We have made a strong commitment to maintaining our leadership role in bank technology in our region. To cite several milestones: In October, we underwent a major ATM upgrade, and Enterprise Bank became "real time", providing consistent customer information via all customer touch points and delivery channels. Balance information is now updated in "real time" for deposit and withdrawal activity, no matter what method of access is used. This project is a major accomplishment for a community bank. Our *eCommerce* department also enhanced our personal and business "*eBanker*" products and introduced a new CD rom, to innovatively market our upgraded technology. Additional improvements include the introduction of banking information in several languages on our web site. We believe our investment in technology will further enhance our competitive position and profitability in the years ahead.

[3]micro-business loans of $100,000 or less

Branch Network & Sales:

Our ever-expanding branch network is the bank's lifeline to the communities we serve. On April 29, we opened our tenth branch office at 430 Gorham Street, at the foot of the Lowell Connector. The Connector office has been well received by the community and at present, it has one of the highest daily volume transaction records of any branch in our system. With its prime location and easy accessibility to the major highways in our area, we anticipate that the Connector office will be a source of increased business and profitability. In September 2002, our new Connector office was recognized in a *Lowell Sun* editorial for the outstanding contribution its appearance brings to the Gorham Street area. The building's construction and landscaping were lauded as they "created a unique and lovely welcome to Lowell." The Enterprise Bankers are proud to contribute to Lowell's "Flowering City" effort.



Architect's rendering of Fitchburg branch at the John Fitch Plaza

Plans are in progress to open our eleventh full-service branch on April 28, 2003 at the John Fitch Plaza in Fitchburg, further strengthening our presence in the North Central community. Our Leominster team has made strong inroads into the Fitchburg market, and we feel the addition of this office will enhance our increasing market share in the region. Our branches are catalysts for bankwide sales activity. In many instances, lending officers team up with branch personnel and conduct aggressive calling campaigns on both existing customers and prospects. In 2002, Enterprise Bankers completed over 9,000 calls, a 22% increase in business development activity over 2001. Through our customer call program, we expand the bank's outreach, while remaining top-of-mind with our existing customers concerning any additional banking needs.


TOTAL DEPOSITS AND
REPURCHASE AGREEMENTS
($ in millions)
$330
$363
$521
$572
$639
1998
1999
2000
2001
2002

Investment Management & Trust Group, and Insurance Services:

Although laboring throughout 2002 in a volatile investment climate, our Investment Management & Trust Group attracted many new relationships to the bank. More than ever, investors are seeking professional money management services delivered by seasoned, investment managers. Responsive, highly-personalized service, and accessibility to the best money managers in the country are at the core of our "manager of managers" philosophy. Our goal is to review all managers and funds, and to retain the services of the best and brightest fund managers who can provide a highly-competitive portfolio of investment products. We then independently monitor the managers to ensure our clients' long-term investment objectives are met. The ability for investors to obtain investment services from professionals they know and trust has allowed *Enterprise Investment Services* to attract clients who have been disenchanted with the expensive, impersonal service culture of the big brokerage houses. Our brokerage partner, *Commonwealth Equity* provides our clients with high-caliber investment vehicles, unsurpassed service and cutting-edge technology. We believe that we are recognized as the leader in investment and brokerage services in our region, and we look forward to further strengthening our position in the years ahead. In addition, *Enterprise Insurance Services* exceeded business expectations in its first full year in operation. *Enterprise Insurance Services*, in partnership with *The McCarthy Companies, Inc.*, has played a major role in assisting commercial clients in the volatile insurance market. From benefits management, workers' compensation, general liability and numerous other insurance areas, we have given our clients "another set of eyes" and the benefit of many years of professional experience while reviewing all their insurance needs. In discussing our Investment Management & Trust Group and Insurance Services, it has become apparent that we are no longer just a full-service commercial bank, but rather we have evolved into a *full-service financial services center* providing a wide range of products so necessary to assist businesses, professionals, non-profits and individuals in achieving all of their financial goals.

TOTAL ASSETS, INVESTMENT ASSETS UNDER MANAGEMENT, AND MORTGAGE LOANS SERVICED FOR OTHERS
($ in millions)


$582
$684
$888
$964
$1,050
1998
1999
2000
2001
2002

Record of Success:

We have grown and prospered during the past fourteen years due to the loyalty of our stockholders, customers, and employees. As discussed recently in the *Boston Business Journal*[4], Massachusetts community banks' stocks outperformed both the stock market in general, as well as larger financial institutions' returns in 2002. Based on the most recent sales price prior to year end of $22.00 per share, the value of our stock increased by 16% in 2002. Over the last five years, our stock had a compounded annual return of 23%, while the S & P has had an annual compounded return, during the same period, of -2%, and the NASDAQ bank index

[4]Boston Business Journal, December 13, 2002, page 29

reported a 1% increase. We feel more confident than ever that your personal investment in Enterprise Bancorp, Inc. is a very sound one. Throughout changing economic conditions, we have achieved tremendous success. Enterprise is now ranked the 12th largest commercial bank (asset size) in the Commonwealth[5], the 2nd largest bank headquartered in Middlesex County, and the largest bank headquartered in Greater Lowell. Enterprise has been successful because we have remained true to our core mission: to increase long-term shareholder value; to offer our customers superior 5-star service, and competitively-priced products; to make a positive and meaningful contribution to the communities we serve; and to provide a stimulating and rewarding environment for our employees. We wish to express our deep appreciation to our shareholders, our customers, our employees, and to the communities in which we do business. Your commitment to Enterprise Bank has made all the difference. We, in turn, remain dedicated to Enterprise Bank's continued success as a strong, independent and profitable community bank.



Left to right: Richard Main, George Duncan and Jack Clancy.

Sincerely,

George L. Duncan Chairman/CEO of Enterprise Bank and Enterprise Bancorp, Inc.	Richard W. Main President/Chief Operating/ Chief Lending Officer of Enterprise Bank	John P. Clancy, Jr. EVP/Treasurer/CFO of Enterprise Bank and President of Enterprise Bancorp, Inc.

[5]Veribanc, December 31, 2001 rankings, which are the most recent available

Major Appointments in 2002

Nickolas Stavropoulos
elected to our Board of Directors

In September, Nickolas Stavropoulos was elected to the Board of Directors. A highly-respected businessman in our community, Nick is Executive Vice President of KeySpan Corporation and President of KeySpan Energy Delivery New England. KeySpan Energy Delivery services the combined customer base of the former Boston Gas, Colonial Gas, Essex Gas and Energy North gas companies, and is responsible for gas deliveries to 860,000 commercial and residential customers.



Joining the former Colonial Gas Company in 1979, Nick held numerous positions and in 1995 was named Executive Vice President-Finance, Marketing, Information Technology and Customer Service. In 1999, Nick was named Senior Vice President – Marketing and Gas Resources and after the KeySpan acquisition of Eastern Enterprises in 2000, he assumed the position of Senior Vice President – Sales and Marketing in New England. Involved for many years in community and civic affairs, Nick serves on the board of the Boston Chamber of Commerce, Jobs for Massachusetts, the Massachusetts Taxpayers Foundation, the Merrimack Valley Economic Development Council, City Year Boston, the International Institute of Boston, the Boys and Girls Club of Greater Lowell and Saints Memorial Medical Center. Nick graduated in 1979 magna cum laude from Bentley College earning a B.S. degree in accounting, and in 1987, he received an M.B.A. degree in finance and marketing from Babson College.

The Enterprise Bankers are pleased to welcome Nickolas Stavropoulos to our Board. His years of experience in finance, marketing, information technology and customer service are great assets to our bank.

John P. Clancy, Jr.
elected President of Enterprise Bancorp, Inc.

At the December meeting of the Board of Directors, John P. Clancy, Jr. was named President of Enterprise Bancorp, Inc. in addition to his present responsibilities as Executive Vice President/Treasurer/Chief Financial Officer of Enterprise Bank. In his new capacity, Jack has assumed responsibilities for all non-traditional banking services including trust and investment management, brokerage and insurance. He also focuses on expanding new business opportunities for Enterprise Bancorp, Inc. within the bank's traditional markets of Greater Lowell, Fitchburg and Leominster, as well as expansion into new market areas. Jack has played a leading role at Enterprise since 1989. He brings a unique blend of business acumen, leadership skills and market knowledge to his new position. Jack has expanded his role in the bank's strategic planning process and continues to aggressively seek out additional, non-traditional banking opportunities with the goal of further increasing market share, and ultimately, shareholder value.



A certified public accountant, Jack is a graduate of UMass Lowell. Associated with numerous professional associations, Jack is a coach and director of a wide range of local youth sports activities. He serves on the Board of Directors of the newly created Merrimack Valley Venture Forum.

A Sign of Success At Enterprise

Receiving a promotion is a very important milestone at Enterprise Bank. A superior work ethic, dedication to the highest standards of excellence in community banking, and a deep commitment to customer service are attributes that readily describe the four individuals who received promotions in 2002. Promotions are not the result of an individual's personal effort during any one specific year but rather, the culmination of many years of professional training, continuing education, team effort and hard work.



Seated: Darlene Hagan, Assistant Vice President Operations Officer; Christopher Dick, Commercial Lending Officer.

Standing: Katelin Deschenes, Finance Officer; David Savastano, Vice President of Commercial Lending.

An Enterprising Evening

On November 13, 2002, Enterprise's Investment Management and Trust Group hosted a reception that attracted over 750 investment clients, business and community leaders. Peter S. Lynch, nationally-acclaimed author, television personality and former Fidelity Magellan Fund Manager, led a timely discussion concerning the fundamentals of "Investing in Today's Market."



Chairman and CEO George Duncan, Guest Speaker Peter S. Lynch and President Richard W. Main.



Fundamentals of Investing in Today's Market

Join us for a timely and thought-provoking conversation with
Peter S. Lynch

Nationally acclaimed investment manager,
author, television personality, and
former Fidelity Magellan Fund manager

Hosted by
George L. Duncan, Chairman & CEO
Richard W. Main, President
and the members of the
Trust and Investment Management Division
of
Enterprise Bank and Trust Company

Cocktail Reception and Presentation
Wednesday, November 13, 2002
5:00 to 7:30 p.m.
Lowell Memorial Auditorium
50 East Merrimack Street, Lowell, MA

This is the inaugural event in our upcoming
15th Anniversary Celebration.



Sunday
November 14, 2002

Business

The Sun, Lowell, Massachusetts

...ty Investments' Peter Lynch chats with Enterprise Bank's Mary Ellen Fitzpatrick and Chairman George Duncan before speaking at the Lowell Memorial Auditorium last night.

AN ENTERPRISING EVENING

Lowell bank sponsors a visit from Fidelity's Peter Lynch

By FRANK TUTALO

"If you don't know what you own, you're in trouble."
Peter Lynch, Fidelity Investments

...ockpicking guru Peter Lynch, in ...eech in Lowell last night, said ...at will drive up the stock mar-...

...ne Fidelity Investments mutual ... and current trustee — told a ...ple at Lowell Memorial Audito-... ...ecession since World War II is ...ally end.

...ey don't have recessions in North ...58, said in an often-humorous, half-... ...ding that the country's economy is ...me."

..., sponsored by Lowell-based ...nk & Trust Co., raised an undis-...

closed amount of money for inner-c... scholarships through the Archdioc... Lynch is a major fund-raiser for th... to which he donates his book and s... ings. And Enterprise, which has 1... seven communities, has committe... cant" contribution to the scholars... the next three years, Chairman a...

Please see ENTERPRISE/26



Peter S. Lynch addressing the audience.



Enterprise Insurance Services VP Jim Moriarty with guest Martin Connors.



Enterprise Bank AVP Rob Lawlor with guest Gerald Paolilli.

Enterprise Bank to host an evening with Peter Lynch on Nov. 1

It figures that Enterprise Bank & Trust is on the verge of kicking off its 15th anniversary celebration before it even becomes 14 years old. They always seem to be ahead of the curve.

This past summer, Lowell-based Enterprise was recog...

DAN O'BRIEN

vice president of corporate communications, says Lynch gets about 100 requests to speak each month.

He picked Lowell.

Fitzpatrick said Lynch wi... 25-minute or so presentation... for stockpicking, things like "... you know." He has also autho... all with that recurring theme... admits to having bought stock... whose stores his daughters (h... them) frequented at the Burli...

Just don't expect Lynch, no... tant at Fidelity and a Marbleh... to give stock picks. He hasn't ... whenever he makes an investm... requires SEC filings, the marke... on his tail. And like ...

at lightreading.com.



Enterprise Bank Director Jim Conway and Chairman/CEO George Duncan chat with guest Jim Herscot.



Guests Mr. & Mrs. Peter Dion

...to make such a purchase, ... $1 billion in cash.

...rien's e-mail address is ...ellsun.com

Business

THE SUN, LOWELL, MASSACHUSETTS

Fidelity's Peter Lynch to bring investment acumen to Lowell



Guest Allan Z. Gilbert with Enterprise Bank EVP Robert Gilman and AVP Matt Fitzpatrick.

...Bank cus- ...to 7:30 p.m. ...Memorial ...The event ...ktail reception ...ion. ...speaking ...and his three ...is known for ...erminology — a ...es up 10 times ...price he calls a

...Boston College graduate who lives in Marblehead, is perhaps best known as a proponent of "investing in what you know." His biggest successes include retail stocks like



Enterprise Bank VP Dale Marcy with guests Norm & Sarsha Adrian.

...not investing, that's gambling."

Dan O'Brien's e-mail ...dobrien@lowell-

directing those who wish to take up investing to give it the same degree of effort they would in buyi... refrigerator or aut...

"The things tha... 25 years ago are t... things that work ... told *The Sun* in a ... interview last Fri... your research. If ... to ski, you would ... learn how to stop ... turn. Investing i... ent."

Lynch, who ma... Magellan from 1... and remains a member of Fidelity's Board of Trustees, will speak to a select group



Enterprise Bank AVP Steve Dolan with guests Drs. Vijay and Sneh Dave.

Enterprise Bankers Take Leadership Roles In Our Community



During 2002, three Enterprise Bankers were recognized by area non-profits for their outstanding contributions to community service. From left to right: Chester Szablak, recipient of the Greater Lowell Chamber of Commerce *Community Service Award*; Sandi Wilson, *Woman of the Year Award*, presented by the Boys & Girls Club of Billerica, Inc. and Cheryl Callahan, a "*Local Heroes*" honoree of Community Teamwork, Inc.


PROJECT
GENESIS

Diane Silva has been a board member for the Merrimack Valley Housing Partnership (MVHP) for the past 14 years. She currently serves as its Vice President and is actively involved with the Project Genesis homebuyer training program. This program assists many low and moderate-income individuals in purchasing affordable housing. More than 1000 families complete the Project Genesis Program every year. Pictured with Diane is MVHP Executive Director Jim Wilde.



Each year, three employees are recognized at Enterprise's annual "Celebration of Success" for their outstanding efforts on behalf of their community. The 2002 "top community service" award winners from left to right are: JoAnne McQuilkin, Steven Groccia and Denise Marcaurelle.

SEC MAIL RECEIVED PROCESSING
MAR 28 2003
WASH. D.C. 194 SECTION

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 10-K

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 31, 2002**
OR
[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

Commission file number **0-21021**

Enterprise Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Massachusetts	**04-3308902**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

222 Merrimack Street, Lowell, Massachusetts, 01852
(Address of principal executive offices) (Zip code)

(978) 459-9000
(Issuer's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, $.01 par value per share
(Title of Class)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes..**X**... No......

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ____ No _X_

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid price and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. **$49,289,640**

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: **February 28, 2003**, Common Stock - Par Value $0.01: **3,533,778** shares outstanding

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the issuer's proxy statement for its annual meeting of stockholders to be held on May 6, 2003 are incorporated by reference in Part III of this Form 10-K. Such information incorporated by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

ENTERPRISE BANCORP, INC.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain "forward-looking statements" including statements concerning plans, objectives, future events or performance and assumptions and other statements that are other than statements of historical fact. Enterprise Bancorp, Inc. (the "company") wishes to caution readers that the following important factors, among others, may adversely affect the company's future results and could cause the company's results for subsequent periods to differ materially from those expressed in any forward-looking statement made herein: (i) the effect of unforeseen changes in interest rates; (ii) the effect of changes in the business cycle and downturns in the local, regional or national economies, including unanticipated deterioration in the local real estate market; (iii) changes in asset quality and unanticipated increases in the company's reserve for loan losses; (iv) the effect on the company's competitive position within its market area of the increasing competition from larger regional and out-of-state banking organizations as well as non-bank providers of various financial services; (v) the effect of technological changes and unanticipated technology-related expenses; (vi) the effect of unforeseen changes in consumer spending; (vii) the effect of changes in laws and regulations that apply to the company's business and operations and unanticipated increases in the company's regulatory compliance costs; (viii) unanticipated increases in employee compensation and benefit expenses; and (ix) the effect of changes in accounting standards, policies and practices, as may be adopted or established by the regulatory agencies, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board.

PART I

Item 1. Business

THE COMPANY

General

Enterprise Bancorp, Inc. (the "company") is a Massachusetts corporation, which was organized on February 29, 1996, at the direction of Enterprise Bank and Trust Company, a Massachusetts trust company (the "bank"), for the purpose of becoming the holding company for the bank. On July 26, 1996, the bank became the wholly owned subsidiary of the company and the former shareholders of the bank became shareholders of the company. The business and operations of the company are subject to the regulatory oversight of the Board of Governors of the Federal Reserve System.

Substantially all of the company's operations are conducted through the bank. The bank is a Massachusetts trust company, which commenced banking operations on January 3, 1989. The bank's deposit accounts are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount provided by law. The FDIC and the Massachusetts Commissioner of Banks (the "Commissioner") have regulatory authority over the bank.

The company's headquarters and the bank's main office are located at 222 Merrimack Street in Lowell, Massachusetts. Additional branch offices of the bank are located in the Massachusetts cities and towns of Billerica, Chelmsford, Dracut, Leominster, Lowell, Tewksbury, and Westford. The bank's deposit gathering and lending activities are conducted primarily in the city of Lowell and the surrounding Massachusetts towns of Andover, Billerica, Chelmsford, Dracut, Tewksbury, Tyngsboro, and Westford and in the cities of Leominster and Fitchburg. The bank offers a range of commercial, consumer and trust services with a goal of satisfying the needs of individuals, professionals and growing businesses.

Lending

The bank specializes in lending to growing businesses, corporations, partnerships, non-profits, professionals and individuals. Loans made by the bank to businesses include commercial mortgage loans, loans guaranteed by the Small Business Administration (SBA), construction loans, revolving lines of credit, working capital loans, equipment financing, asset-based lending, letters of credit and loans under various programs issued in conjunction with the Massachusetts Development and Finance Agency and other agencies. The bank also originates equipment lease financing for businesses. Loans made by the bank to individuals include residential mortgage loans, home equity loans, residential construction loans, unsecured and secured personal loans and lines of credit and mortgage loans on investment and vacation properties.

At December 31, 2002, the bank had loans, net of deferred fees, outstanding of $414.1 million, which represented 57.6% of the company's total assets. The interest rates charged on loans vary with the degree of risk, maturity and amount, and are further subject to competitive pressures, market rates, the availability of funds, and legal and regulatory requirements.

At December 31, 2002, the bank's statutory lending limit, based on 20% of capital, to any single borrower was approximately $11.1 million, subject to certain exceptions provided under applicable law. At December 31, 2002, the bank had no outstanding lending relationships or commitments in excess of the legal lending limit.

The following table sets forth the loan balances by certain loan categories at the dates indicated and the percentage of each category to total loans, excluding deferred fees.

	December 31,									
	2002		2001		2000		1999		1998	
($ in thousands)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Comm'l real estate	$ 171,637	41.3%	$ 159,117	42.1%	$ 120,390	38.5%	$ 104,940	40.0%	$ 80,207	37.1%
Commercial	122,144	29.4%	94,762	25.1%	84,284	26.9%	68,177	26.0%	55,570	25.7%
Residential mortgages	47,607	11.5%	59,967	15.9%	57,037	18.2%	50,156	19.1%	44,680	20.7%
Construction	39,078	9.4%	32,428	8.6%	21,894	7.0%	18,198	6.9%	16,637	7.7%
Home equity	29,937	7.2%	24,594	6.5%	21,229	6.8%	14,135	5.4%	13,436	6.2%
Consumer	5,075	1.2%	6,697	1.8%	8,210	2.6%	6,672	2.6%	5,682	2.6%
Gross loans	415,478	100.0%	377,565	100.0%	313,044	100.0%	262,278	100.0%	216,212	100.0%
Deferred fees	(1,355)		(1,238)		(1,027)		(970)		(870)	
Loans, net of fees	414,123		376,327		312,017		261,308		215,342	
Allowance for Loan losses	(9,371)		(8,547)		(6,220)		(5,446)		(5,234)	
Net loans	$ 404,752		$ 367,780		$ 305,797		$ 255,862		$ 210,108	

Commercial, Commercial Real Estate and Construction Loans

The following table sets forth scheduled maturities of commercial, construction and commercial real estate loans in the bank's portfolio at December 31, 2002. The following table also sets forth the dollar amount of loans which are scheduled to mature after one year which have fixed or adjustable rates.

($ in thousands)	Commercial	Construction	Commercial Real Estate
Amounts due:			
One year or less	$ 66,187	$ 20,738	$ 12,605
After one year through five years	31,168	5,542	10,253
Beyond five years	24,789	12,798	148,779
	$ 122,144	$ 39,078	$ 171,637
Interest rate terms on amounts due after one year:			
Fixed	$ 18,625	$ 4,985	$ 14,339
Adjustable	37,332	13,355	144,693

Scheduled contractual maturities do not reflect the actual maturities of loans. The average maturity of loans will be shorter than their contractual terms principally due to prepayments.

Commercial loans include working capital loans, equipment financing (including equipment leases), standby letters of credit, term loans and revolving lines of credit. Construction loans include construction loans to both individuals and businesses. Included in commercial loans are loans under various Small Business Administration programs amounting to $5.7 million, $5.0 million, and $4.6 million as of December 31, 2002, 2001, and 2000, respectively.

Commercial, commercial real estate and construction loans secured by apartment buildings, office facilities, shopping malls, raw land or other commercial property, were $302.1 million at December 31, 2002, representing an increase of $38.1 million, or 14.4%, from the previous year. This compares to an increase of $52.5 million, or 24.8%, from 2000 to 2001. Included in commercial and construction loan amounts are unsecured commercial loans and residential construction loans outstanding of $26.3 million and $4.4 million at December 31, 2002, representing increases of $7.3 million in unsecured commercial loans and $1.1 million in residential construction from the previous year. The growth in 2002 is a reflection of the bank's customer-call efforts, service culture, continued effective advertising and increased market penetration. Commercial real estate lending may entail significant additional risks compared to residential mortgage lending. Loan size is typically larger and payment expectations on such loans can be more easily influenced by adverse conditions in the real estate market or in the economy in general. Construction financing involves a higher degree of risk than long term financing on improved occupied real estate. Property values at completion of construction or development can be influenced by underestimation of the construction costs that are actually expended to complete the project. Thus, the bank may be required to advance funds beyond the original commitment in order to finish the development. If projected cash flows to be derived from the loan collateral or the values of the collateral prove to be inaccurate, for example because of unprojected additional costs or slow unit sales, the collateral may have a value that is insufficient to ensure full repayment. Funds for construction projects are disbursed as pre-specified stages of construction are completed.

The construction lending committee, consisting of five members of the board of directors, meets quarterly to review a sample of loan projects included in the construction loan portfolio. The construction lending committee also reviews current portfolio statistics, as well as current market conditions and issues relating to the construction and real estate development industry. The bank has an independent, internal loan review function that assesses the compliance of loan originations with the bank's internal policies and underwriting guidelines and monitors ongoing quality of the loan portfolio. The bank also contracts with an external loan review company to review loans in the loan portfolio, on a pre-determined schedule, based on the type, size, rating, and overall risk of the loan. In addition, a loan review committee, consisting of senior lending officers and loan review personnel, meets monthly to discuss loan policy and procedures, as well as loans on the bank's internal "watch list" and classified loan report. The overdue loan review committee, consisting of six members of the board of directors, also meets quarterly to review and assess all loan delinquencies.

The bank has also established an internal credit review committee, consisting of senior lending officers and loan review personnel. The committee meets on an as needed basis to review loan requests for certain commercial borrowers where the total committed amount to the borrower exceeds $2.0 million, as well as other borrower relationships recommended for discussion by committee members. The bank's executive committee approves loan relationships exceeding $2.5 million and the bank's board of directors also approves loan relationships exceeding $5.0 million.

Residential Loans

The bank makes conventional mortgage loans on single family residential properties with original loan-to-value ratios generally up to 95% of the appraised value of the property securing the loan. These residential properties serve as the primary homes of the borrowers. The bank also originates loans on one to four family dwellings and loans for the construction of owner-occupied residential housing, with original loan-to-value ratios generally up to 80% of the property's appraised value.

Residential mortgage loans made by the bank have traditionally been long-term loans made for periods of up to 30 years at either fixed or adjustable rates of interest. Depending on the current interest rate environment, management projections of future interest rates and a review of the asset-liability position of the bank, management may elect to sell or hold residential loan production for the bank's portfolio. The bank generally sells fixed rate residential mortgage loans and puts variable rate loans into the bank's portfolio. The bank may retain or sell the servicing when selling the loans. The decision to hold or sell new loan production is made in conjunction with the overall asset-liability management program of the bank. Long-term fixed rate residential mortgage loans are generally originated using underwriting standards and standard documentation allowing their sale in the secondary market. All loans sold are currently sold without recourse. The gains realized on the sale of loans was $0.5 million and $0.4 million for the years ended December 31, 2002 and 2001, respectively.

Residential mortgage loans outstanding were $47.6 million at December 31, 2002, representing a decrease of $12.4 million, or 20.6%, from the previous year. This compares to an increase of $2.9 million, or 5.1%, in 2001 from 2000. The decrease in outstanding loans in 2002 resulted from the refinancing of mortgage loans held in the bank's portfolio, which were replaced by mortgage loans originated for sale. Residential mortgage loan origination volume, including both loans sold and retained, increased in 2002 over 2001 due to a continued favorable real estate market, and an increase in demand for refinancing of existing mortgages resulting from a decrease in interest rates during the period.

Home Equity Loans

Home equity loans and lines are originated for the bank's portfolio for single family residential properties with maximum original loan-to-value ratios generally up to 80% of the appraised value of the property securing the loan. Home equity loans generally have interest rates that adjust monthly based on changes in the prime rate.

Home equity loans and lines were $29.9 million at December 31, 2002, representing an increase of $5.3 million, or 21.7%, from the previous year. This compares to an increase of $3.4 million, or 15.9%, in 2001 from 2000. The increase in the outstanding balance in 2002 resulted from the favorable real estate market and a decrease in interest rates during the period.

Consumer Loans

Consumer loans primarily consist of secured or unsecured personal loans and overdraft protection lines on checking accounts extended to individual customers.

Consumer loans were $5.1 million at December 31, 2002, representing a decrease of $1.6 million or 24.2%, from the previous year. This compares to a decrease of $1.5 million, or 18.4%, in 2001 from 2000.

Risk Elements

Non-performing assets consist of non-performing loans and other real estate owned ("OREO"). Non-performing loans include both non-accrual loans and loans past due 90 days or more but still accruing. Loans for which management considers it probable that not all contractual principal and interest will be collected are designated as impaired loans. Loans, on which the accrual of interest has been discontinued, including some impaired loans, are designated as non-accrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or generally when a loan becomes contractually past due by 60 days or a mortgage loan becomes contractually past due by 90 days with respect to interest or principal. In certain instances, loans that have become 90 days past due may remain on accrual status if the value of the collateral securing the loan is sufficient to cover principal and interest and the loan is in the process of collection or if the principal and interest is guaranteed by the federal government or an agency thereof. OREO consists of real estate acquired through foreclosure proceedings and real estate acquired through acceptance of a deed in lieu of foreclosure. Non-performing loans were $1.9 million at December 31, 2002 and 2001. There were no OREO balances during the years ended December 31, 2002 or 2001.

Restructured loans are those where interest rates and/or principal payments have been restructured to defer or reduce payments as a result of financial difficulties of the borrower. Total restructured loans outstanding as of December 31, 2002 and 2001 were $3.0 million and $1.4 million, respectively. The increase in restructured loans of $1.6 million in 2002 was primarily attributed to three individual loan relationships that were categorized as restructured during the year. Accruing restructured loans as of December 31, 2002 and 2001 were $2.1 million and $0.1 million respectively.

Additional information regarding these risk elements is contained in Item 7, Management Discussion and Analysis, and Item 8, Financial Statements, contained in this report and under the heading "*Allowance for Loan Losses*" below.

Allowance for Loan Losses

The following table summarizes the activity in the allowance for loan losses for the periods indicated:

($ in thousands)	Years Ended December 31, 2002	2001	2000	1999	1998
Average loans outstanding	$395,356	$340,593	$285,792	$232,843	$200,491
Balance at beginning of year	$ 8,547	$ 6,220	$ 5,446	$ 5,234	$ 4,290
Charged-off loans:					
Commercial	532	182	229	63	87
Commercial real estate	-	-	-	-	-
Construction	-	-	-	100	-
Residential mortgage	-	-	-	-	-
Home equity	-	-	-	-	-
Consumer	216	43	57	9	53
Total charged-off	748	225	286	172	140
Recoveries on loans previously charged-off:					
Commercial	193	28	24	54	6
Commercial real estate	-	-	48	2	-
Construction	-	-	100	25	-
Residential mortgage	43	20	-	-	6
Home equity	-	-	25	5	7
Consumer	11	24	10	28	35
Total recoveries	247	72	207	114	54
Net loans charged-off (recovered)	501	153	79	58	86
Provision charged to operations	1,325	2,480	603	270	1,030
Addition related to acquired loans	-	-	250	-	-
Balance at December 31	$ 9,371	$ 8,547	$ 6,220	$ 5,446	$ 5,234
Net loans charged-off (recovered) to average loans	0.13%	0.04%	0.03%	0.02%	0.04%
Net loans charged-off (recovered) to allowance for loan loss	5.35%	1.79%	1.27%	1.07%	1.64%
Allowance for loan losses to loans	2.26%	2.27%	1.99%	2.08%	2.43%
Allowance for loan losses to non-performing loans	488.84%	455.60%	575.93%	184.86%	384.85%
Recoveries to charge-offs	33.02%	32.18%	72.38%	66.28%	38.57%

The ratio of the allowance for loan losses to non-performing loans was 488.84% at December 31, 2002 compared to 455.60% and 575.93% at December 31, 2001 and 2000, respectively. The increase in 2002 resulted from an increase of 10% in the balance of the allowance for loan losses due to the provision of $1.3 million, offset by net charge-offs of $0.5 million. The level of non-performing loans remained relatively flat at $1.9 million during 2002. Also during the period, the bank's ratio of the allowance for loan losses to loans decreased from 2.27% at December 31, 2001 to 2.26% at December 31, 2002.

Management regularly reviews the level of non-accrual loans, levels of charge-offs and recoveries, levels of outstanding loans, and known and inherent risks in the nature of the loan portfolio. Based on this review, and taking into account considerations of loan quality, management determined that the allowance for loan loss was adequate at December 31, 2002. During 2002, the bank provided approximately $1.3 million to the allowance for loan losses compared to $2.5 million for the same period in 2001. The 2001 provision reflected management's decision in the third quarter of that year, to increase the allowance for loan losses in light of the economic uncertainty during the period, especially after September 11, 2001. Management felt that it was prudent to continue to provide for loan losses in 2002 due to the level of non-accrual loans, level of charge offs and recoveries, growth in the portfolio, and the continuing economic uncertainty during this period.

The following table represents the allocation of the bank's allowance for loan losses among the different categories of loans and the percentage of loans in each category to total loans for the periods ending on the respective dates indicated:

	December 31,									
	2002		2001		2000		1999		1998	
($ in thousands)	Amount	% of each category to total loans	Amount	% of each category to total loans	Amount	% of each category to total loans	Amount	% of each category to total loans	Amount	% of each category to total loans
Comm'l real estate	$ 3,932	41.3%	$ 3,565	42.1%	$ 2,598	38.5%	$ 2,312	40.0%	$ 2,591	37.1%
Commercial	3,650	29.4%	2,482	25.1%	2,120	26.9%	1,490	26.0%	1,111	25.7%
Construction	866	9.4%	776	8.6%	487	7.0%	926	6.9%	665	7.7%
Residential mortgage	838	11.5%	999	15.9%	875	18.2%	635	19.1%	568	20.7%
Consumer	85	8.4%	133	8.3%	140	9.4%	83	8.0%	194	8.8%
Unallocated	-		592		-		-		105	
Total	$ 9,371	100.0%	$ 8,547	100.0%	$ 6,220	100.0%	$ 5,446	100.0%	$ 5,234	100.0%

The allocation of the allowance for loan losses above reflects management's judgment of the relative risks of the various categories of the bank's loan portfolio. The unallocated allowance at December 31, 2001 was due to provisions made in the second half of that year. That provision reflected management's decision to increase the allowance for loan losses in light of the economic uncertainty during that period, especially after September 11, 2001. The decrease in the unallocated allowance was due to the growth in portfolio and an increase in classified loans, which require higher reserves, as a percentage of loans, net of fees. This allocation should not be considered an indication of the future amounts or types of possible loan charge-offs.

The following table sets forth information regarding non-performing assets, restructured loans and delinquent loans 30-89 days past due as to interest or principal, held by the bank at the dates indicated:

	December 31,				
($ in thousands)	2002	2001	2000	1999	1998
Non-accrual loans	$ 1,915	$ 1,874	$ 1,054	$ 2,898	$ 1,263
Accruing loans > 90 days past due	2	1	26	48	97
Total non-performing loans	1,917	1,875	1,080	2,946	1,360
Other real estate owned	-	-	-	-	304
Total non-performing assets	$ 1,917	$ 1,875	$ 1,080	$ 2,946	$ 1,664
Accruing restructured loans not included above	$ 2,086	$ 146	$ 167	$ 514	$ 538
Delinquent loans 30-89 days past due	1,287	1,119	425	1,785	1,473
Non-performing loans to Loans	0.46%	0.50%	0.35%	1.13%	0.63%
Non-performing assets to total assets	0.26%	0.30%	0.19%	0.66%	0.46%
Delinquent loans 30-89 days past due to Loans	0.31%	0.30%	0.14%	0.68%	0.68%

Non-accrual loans were $1.9 million at both periods ended December 31, 2002 and 2001. Accruing restructured loans increased by $1.9 million in 2002, which was primarily attributed to three individual loan relationships that were categorized as restructured during the year. Total impaired loans were $3.3 million and $1.3 million at December 31, 2002 and 2001, respectively. Impaired loans included in non-accrual loans were $1.2 million as of December 31, 2002 and 2001. The level of non-performing assets is largely a function of economic conditions and the overall banking environment. Despite prudent loan underwriting, continuing adverse conditions within the bank's market area, as well as any other adverse changes in the local, regional or national economic conditions, could negatively impact the bank's level of non-performing assets in the future.

Investment Activities

The investment activity of the bank is an integral part of the overall asset-liability management program of the bank. The investment function provides readily available funds to support loan growth as well as to meet withdrawals and maturities of deposits and attempts to provide maximum return consistent with liquidity constraints and general prudence, including diversification and safety of investments. The securities in which the bank may invest are subject to regulation and are limited to securities that are considered "investment grade" securities. In addition, the bank has an internal investment policy which restricts investments to the following categories: U.S. treasury securities, U.S. government agencies, mortgage-backed securities ("MBSs"), including collateralized mortgage obligations ("CMOs"), Federal Home Loan Bank of Boston ("FHLB") stock, federal funds, certificates of deposit and state, county, and municipal securities ("Municipals"), all of which must be considered investment grade by a recognized rating service. The effect of changes in interest rates and the resulting impact on a MBS's principal repayment speed and the effect on yield and market value are considered when purchasing MBSs. The credit rating of each security or obligation in the portfolio is closely monitored and reviewed at least annually by the bank's investment committee.

See Note 2, "Investment Securities", to the consolidated financial statements in Item 8 for further information.

At December 31, 2002, 2001, and 2000, all investment securities were classified as available for sale and were carried at fair market value. At December 31, 2002, the investment portfolio represented 33.3% of total assets. In 2002, the investment portfolio produced interest and dividend income of $10.6 million, or 27.0% of the total interest and dividend income earned by the bank. The bank recognized net gains on the sale of investments of $1.3 million in 2002. The net unrealized appreciation at December 31, 2002, net of tax effects, is shown as a component of accumulated comprehensive income in the amount of $4.5 million.

The following table summarizes the fair market value of investments at the dates indicated:

($ in thousands)	December 31, 2002	2001	2000
U.S. treasuries and agencies	$ -	$ 15,659	$ 33,610
Collateralized mortgage obligations and other mortgage backed securities	181,023	120,353	95,775
Municipals	53,772	57,747	52,498
Certificates of deposit	1,000	-	-
FHLB stock	3,301	3,301	3,301
Total investments available for sale	$ 239,096	$ 197,060	$ 185,184

The contractual maturity distribution, as of December 31, 2002, of the total bonds and obligations above with the weighted average yield for each category is as follows:

	Under 1 Year		1- 3 Years		3 - 5 Years		5 - 10 Years		Over 10 Years	
($ in thousands)	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield	Balance	Yield
MBS/CMO	$ -	-%	$ 296	6.11%	$ 6,089	4.50%	$ 21,457	5.77%	$ 153,181	4.75%
Municipals*	3,443	6.55%	12,315	6.67%	11,260	6.46%	11,927	6.57%	14,827	7.49%
Certificates	1,000	2.55%	-	-%	-	-%	-	-%	-	-%
	$ 4,443	5.65%	$ 12,611	6.66%	$ 17,349	5.77%	$ 33,384	6.06%	$ 168,008	4.99%

* Municipal security yields and total yields are shown on a tax equivalent basis.

Scheduled contractual maturities do not reflect the actual expected maturities of the investments. MBS/CMOs are shown at their final maturity. However, due to prepayments and expected amortization the actual cash flows will be faster than presented above. Similarly, included in the municipal category is $28.0 million in securities which can be "called" before maturity. Actual maturity of these callable securities could be shorter if the current low interest rate environment persist. Management considers these factors when evaluating the net interest margin in the bank's asset-liability management program.

The increase in investment securities available for sale to $239.1 million at December 31, 2002 from $197.1 million at December 31, 2001, was primarily due the utilization of funds from deposit growth and loan payments to purchase CMO's, and the increase in unrealized appreciation from $5.0 million at December 31, 2001 to $6.8 million at December 31, 2002.

See "Interest Margin Sensitivity Analysis" in Item 7A for additional information regarding the bank's callable investment securities.

Source of Funds

Deposits

Deposits have traditionally been the principal source of the bank's funds. The bank offers a broad selection of deposit products to the general public, including personal interest checking accounts ("PIC"), savings accounts, money market accounts, individual retirement accounts ("IRA") and certificates of deposit. The bank also offers commercial checking, money market, sweep, Keogh retirement and business IRA accounts and repurchase agreements to its commercial business and municipal customers. The bank does not currently use brokered deposits. The bank has offered premium rates on specially designated products from time to time in order to promote new branches and to attract customers and longer-term deposits.

Management determines the interest rates offered on deposit accounts based on current and expected economic conditions, competition, liquidity needs, the volatility of the existing deposits, the asset-liability position of the bank and the overall objectives of the bank regarding the growth of relationships.

The table below shows the comparison of the bank's average deposits and average rates paid for the periods indicated. The annualized average rate on total deposits reflects both interest bearing and non-interest bearing deposits.

	December 31,								
	2002			2001			2000		
($ in thousands)	Average Balance	Average Rate	% of Deposits	Average Balance	Average Rate	% of Deposits	Average Balance	Average Rate	% of Deposits
Demand	$ 112,362	-	19.29%	$ 104,233	-	21.43%	$ 83,194	-	20.70%
Savings	103,542	1.71%	17.77%	70,465	2.42%	14.49%	48,622	2.96%	12.10%
PIC	120,111	0.53%	20.62%	100,546	0.88%	20.67%	75,687	1.63%	18.83%
Money market	91,023	1.86%	15.63%	64,534	2.85%	13.27%	36,634	3.33%	9.11%
	314,676	1.30%	54.02%	235,545	1.88%	48.43%	160,943	2.42%	40.04%
Time deposits	155,500	3.41%	26.69%	146,577	5.00%	30.14%	157,818	5.32%	39.26%
Total	$ 582,538	1.61%	100.00%	$ 486,355	2.42%	100.00%	$ 401,955	3.06%	100.00%

The decrease in the average rate paid on total deposit accounts to 1.61% for 2002 from 2.42% for 2001 resulted primarily from declining interest rates during 2002.

See note 6, "Deposits", to the consolidated financial statements in Item 8 for further information.

Borrowings

The bank is a member of the Federal Home Loan Bank of Boston ("FHLB"). This membership enables the bank to borrow funds from the FHLB. The bank utilizes borrowings from the FHLB to fund short term liquidity needs. This facility is an integral component of the bank's asset-liability management program. At December 31, 2002 the bank had the capacity to borrow up to approximately $189.8 million from the FHLB, with actual outstanding balances of $16.5 million at an average rate of 1.44%. The outstanding balance was composed of $16.0 million in overnight advances, at 1.31%, and $0.5 million of term advances, at 5.94%. The average rate paid on FHLB borrowings for the year ended December 31, 2002 was 3.47%. FHLB borrowings averaged $1,167,000, $722,000, and $24,753,000 during 2002, 2001, and 2000, respectively. Maximum amounts outstanding at any month end during 2002, 2001, and 2000 were $16,470,000, $470,000, and $61,300,000, respectively.

In 2002, the bank increased its capacity to borrow from the FHLB by pledging its stock investment in Enterprise Realty Trust, Inc., which is a substantially owned subsidiary of the bank that invests in commercial and residential mortgage loans originated by the bank and in mortgage backed investment securities.

The bank also borrows funds from customers secured by investment securities from the bank's portfolio. These repurchase agreements represent a cost competitive funding source for the bank. These instruments are either term agreements or overnight borrowings, as a part of the bank's commercial sweep accounts. Interest rates paid by the bank on the term repurchase agreements are based on market conditions and the bank's need for additional funds at the time of the transaction. At December 31, 2002, the bank had $0.8 million in term repurchase agreements outstanding with an average interest rate of 1.40%, and no outstanding overnight borrowings, as part of the bank's commercial sweep accounts. Securities sold under agreement to repurchase averaged $15,960,000, $65,511,000, and $39,782,000 during 2002, 2001, and 2000, respectively. Maximum amounts outstanding at any month end during 2002, 2001, and 2000 were $48,058,000, $76,129,000, and $57,801,000, respectively

During the fourth quarter of 2001, the bank began to transition the investment portion of the bank's commercial sweep accounts from overnight repurchase agreements secured by municipal securities held by the bank to money market mutual funds managed by Federated Investors, Inc. ("Federated"). The balances transferred to Federated do not represent obligations of the bank. This transition from overnight repurchase agreements to Federated mutual funds continued during the first five months of 2002 and was completed in mid-May. Under this arrangement, management believes that commercial customers will benefit from enhanced interest rate options on sweep accounts, while retaining a conservative investment option of the highest quality and safety.

See note 7, "Other Borrowings", to the consolidated financial statements in Item 8 for further information.

Trust Preferred Securities

On March 10, 2000 the company organized Enterprise (MA) Capital Trust I (the "Trust"), a statutory business trust created under the laws of Delaware. The company is the owner of all the common shares of beneficial interest of the Trust. On March 23, 2000 the Trust issued $10.5 million of 10.875% trust preferred securities. The trust preferred securities have a thirty-year maturity and may be redeemed at the option of the Trust after ten years. The proceeds from the sale of the trust preferred securities were used by the Trust, along with the company's $0.3 million capital contribution, to acquire $10.8 million in aggregate principal amount of the company's 10.875% Junior Subordinated Deferrable Interest Debentures due 2030. The company has, through the Declaration of Trust establishing the Trust, fully and unconditionally guaranteed on a subordinated basis all of the Trust's obligations with respect to distributions and amounts payable upon liquidation, redemption or repayment.

Trust and Investment Management Division

The company provides a range of investment management services to individuals, family groups, trusts, foundations and retirement plans. These services include: securities brokerage services via Enterprise Investment Services LLC, through a third party service arrangement with Commonwealth Equities, Inc., a licensed securities brokerage firm; management of equity, fixed income, balanced and strategic cash management portfolios through the bank's trust division; and commercial sweep accounts through Federated Investor's, Inc. for the bank's commercial deposit customers. Portfolios are managed based on the investment objectives of each client. At December 31, 2002, the bank had $314.1 million in assets under management compared to $311.6 million at December 31, 2001. Each component of this portfolio is affected by fluctuations in the financial markets. The 0.80% increase in the portfolio over the prior year consists of asset growth, offset by declining investment market values primarily resulting from declining stock market values.

Enterprise Insurance Services

Enterprise Insurance Services LLC engages in insurance sales activities through a third party service arrangement with C.J. McCarthy Insurance Agency, Inc., a full service insurance agency headquartered in Wilmington, Massachusetts. Enterprise Insurance Services provides, through McCarthy Insurance Agency, a wide array of business-oriented insurance products and services, including property and casualty insurance, employee benefits, retirement plans, and risk-management solutions tailored to serve the specific insurance needs of businesses in a range of industries operating in the bank's market area.

eCommerce Banking

The bank uses an in-house turn-key solution from its core banking system vendor for retail internet banking services. The bank uses a combination of outside service bureau and in-house turn-key solution from its core banking system vendor to provide internet-based banking services to commercial customers. Major capabilities include balance inquiry; internal transfers; loan payments; ACH origination; federal tax payments; placement of stop payments; and initiation of request for wire transfers. Commercial customers are being migrated off the service bureau solution to the in-house solution. This migration is expected to be completed during 2003. In addition to the services described above, both in-house solutions also give customers access to images of checks paid as well as previous account statements.

The bank currently uses an outside vendor to design, support and host its website. In addition to providing the access point to various specified banking services, the site provides information on the bank and its services as well as access to various financial management tools. It also includes the following major capabilities: career opportunities; loan and deposit rates; calculators and an ATM/Branch Locator/Map. The underlying structure of the site provides for dynamic maintenance of the information by bank personnel. The bank's internet web address is: www.EnterpriseBankandTrust.com

Competition

The bank faces strong competition to attract deposits and to generate loans. New England's two largest banking organizations are headquartered in neighboring Boston, and numerous other commercial banks, savings banks, cooperative banks, credit unions and savings and loan associations have one or more offices in Greater Lowell and in the Leominster/Fitchburg, Massachusetts area. Larger banks have competitive advantages over the bank, including the ability to make larger loans to a single borrower than is possible for the bank. The greater financial resources of larger banks also allow them to offer a broad range of automated banking services, to maintain numerous branch offices and to mount extensive advertising and promotional campaigns. Competition for loans and deposits also comes from other businesses that provide financial services, including consumer finance companies, factors, mortgage brokers, insurance companies, securities brokerage firms, money market mutual funds and private lenders. Advances in and the increased use of technology, such as Internet banking and PC banking, are expected to have a significant impact on the future competitive landscape confronting financial institutions.

As a general matter, regulation of the banking and financial services industries continues to undergo significant changes, some of which are intended to ease legal and regulatory restrictions while others may increase regulatory requirements. For example, the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"), which was enacted on November 12, 1999, contains sections that remove the legal barriers that formerly served to separate the banking industry from the insurance and securities industries. The GLB Act also includes, however, new restrictions on financial institutions' sharing of customer information and additional consumer privacy requirements. The federal banking agencies have adopted new consumer financial privacy regulations under the GLB Act, and additional consumer privacy requirements remain under consideration at both the federal and state levels. In addition, provisions of the United and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "USA PATRIOT Act"), which was signed into law on October 26, 2001, in response to the September 11th terrorist attacks on the United States, impose new anti-money laundering requirements, including a requirement that the United States Department of the Treasury issue new customer identification standards.

To the extent that changes in the regulation of financial services may further increase competition, such as the sections of the GLB Act that remove the legal barriers formerly separating the banking, insurance and securities industries, these changes could result in the bank paying increased interest rates to obtain deposits while receiving lower interest rates on its loans. Under such circumstances, the bank's net interest margin would decline. In addition, any increase in the extent of regulation imposed upon the banking or financial services industries generally, such as the sections of the GLB Act that impose new consumer privacy requirements as well as the further federal and state proposals relating to these issues, or the new anti-money laundering provisions of the USA PATRIOT Act, including currently pending U.S. Treasury proposals that would require banks to implement written, risk-based customer identification programs, could result in the bank incurring additional operating and compliance costs, which in turn could impede profitability.

Notwithstanding the substantial competition with which the bank is faced, management believes that the bank has established a market niche in Greater Lowell and the Leominster/Fitchburg area which has been enhanced in recent years by the acquisition of other independent banks by the region's larger banking organizations, and the resultant consolidation of competitors' banking operations and services within the bank's market area. Additionally, management actively seeks to enhance its market position by pursuing opportunities in new product areas as well as new technologies, in order to maintain a competitive mix of products and services, which can be delivered through multiple distribution channels at competitive prices.

The bank's officers and directors have substantial business and personal ties in the cities and towns in which the bank operates. The bank believes that it has established a market niche by providing its customers, composed principally of growing and privately held businesses, professionals, and consumers, with prompt and personal service based on management's familiarity and understanding of such customers' banking needs. The bank's past and continuing emphasis is to provide its customers with highly responsive personal and professional service.

Supervision and Regulation

General

Bank holding companies and banks are subject to extensive government regulation through federal and state statutes and related regulations, which are subject to changes that can significantly affect the way in which financial service organizations conduct business. Both legislation enacted in recent years and regulatory initiatives undertaken by various governmental agencies have substantially increased the level of competition among commercial banks, thrift institutions and non-banking financial service companies, including brokerage firms, investment banks, insurance companies and mutual funds. Most recently, the GLB Act has removed the legal barriers that formerly separated the banking, insurance and securities industries. The GLB Act has also further enhanced the authority of banks and their holding companies to engage in non-banking activities. By electing to become a "financial holding company", a qualified parent company of a banking institution may now engage, directly or through its non-bank subsidiaries, in any activity that is financial in nature or incidental to such financial activity or in any other activity that is complimentary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. Moreover, under the GLB Act, banks may form "financial subsidiaries" to engage in any activity that is likewise financial in nature or incidental to a financial activity. In addition, the enactment of the federal Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 has affected the banking industry by, among other things, enabling banks and bank holding companies to expand the geographic area in which they may provide banking services.

To the extent that the information in this report under the heading "Supervision and Regulation" describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any changes in applicable law or regulation may have a material effect on the business and prospects of the bank and the company.

See Note 9, "Stockholders' Equity", to the consolidated financial statements in Item 8 for further information regarding regulatory capital requirements for both the company and the bank.

Regulation of the Holding Company

The company is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). It is subject to the supervision and examination of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and files reports with the Federal Reserve Board as required under the Bank Holding Company Act. Under applicable Massachusetts's law, the company is also subject to the supervisory jurisdiction of the Commissioner.

The Bank Holding Company Act requires prior approval by the Federal Reserve Board of the acquisition by the company of substantially all the assets or more than five percent of the voting stock of any bank. The Bank Holding Company Act also authorizes the Federal Reserve Board to determine (by order or by regulation) what activities are so closely related to banking as to be a proper incident of banking, and thus, whether the company, either directly or indirectly through non-bank subsidiaries, can engage in such activities. The Bank Holding Company Act prohibits the company and the bank from engaging in certain tie-in arrangements in connection with any extension of credit, sale of property or furnishing of services. There are also restrictions on extensions of credit and other transactions between the bank, on the one hand, and the company, or other affiliates of the bank, on the other hand.

As described above, the company also now has the ability to expand the range of activities it may engage in if it elects to become a financial holding company. A bank holding company will be able to successfully elect to be regulated as a financial holding company if all of its depository institution subsidiaries meet certain prescribed standards pertaining to management, capital adequacy and compliance with the federal Community Reinvestment Act. Financial holding companies remain subject to regulation and oversight by the Federal Reserve Board. The company believes that the bank, which is the company's sole depository institution subsidiary, presently satisfies all of the requirements that must be met to enable the company to successfully elect to become a financial holding company. However, the company has no current intention of seeking to become a financial holding company. Such a course of action may become necessary or appropriate at some time in the future depending upon the company's strategic plan.

Regulation of the Bank

As a trust company organized under Chapter 172 of the Massachusetts General Laws, the deposits of which are insured by the FDIC, the bank is subject to regulation, supervision and examination by the Commissioner and the FDIC. The bank is also subject to certain requirements of the Federal Reserve Board.

The regulations of these agencies govern many aspects of the bank's business, including permitted investments, the opening and closing of branches, the amount of loans which can be made to a single borrower, mergers, appointment and conduct of officers and directors, capital levels and terms of deposits. The Federal Reserve Board also requires the bank to maintain minimum reserves on its deposits. Federal and state regulators can impose sanctions on the bank and its management if the bank engages in unsafe or unsound practices or otherwise fails to comply with regulatory standards. Various other federal and state laws and regulations, such as truth-in-lending statutes, the Equal Credit Opportunity Act, the Real Estate Settlement Procedures Act and the Community Reinvestment Act, also govern the bank's activities.

Dividends

Under Massachusetts law, the company's board of directors is generally empowered to pay dividends on the company's capital stock out of its net profits to the extent that the board of directors considers such payment advisable. Massachusetts banking law also imposes substantially the same standard upon the payment of dividends by the bank to the company. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") also prohibits a bank from paying any dividends on its capital stock in the event that the bank is in default on the payment of any assessment to the FDIC or if the payment of any such dividend would otherwise cause the bank to become undercapitalized.

Capital Resources

Capital planning by the company and the bank considers current needs and anticipated future growth. The primary sources of capital have been the sale of common stock in 1988 and 1989, the issuance of $10.5 million of trust preferred securities in 2000, and retention of earnings less dividends paid since the bank commenced operations.

See Note 9, "Stockholders' Equity", to the consolidated financial statements in Item 8 for further information regarding regulatory capital requirements for both the company and the bank.

The Company

The Federal Reserve Board has adopted capital adequacy guidelines that generally require bank holding companies to maintain total capital equal to 8% of total risk-weighted assets, with at least one-half of that amount consisting of core or Tier 1 capital. Tier 1 capital for the company consists of common stockholders' equity. Total capital for the company consists of Tier 1 capital and supplementary or Tier 2 capital. Supplementary capital for the company includes a portion of the general allowance for loan losses. Assets are adjusted under the risk-based capital guidelines to take into account different levels of credit risk, with the categories ranging from 0% (requiring no additional capital) for assets such as cash, to 100% for the bulk of assets that, by their nature in the ordinary course of business, pose a direct credit risk to a bank holding company, including commercial real estate loans, commercial business loans and consumer loans. The intangible assets resulting from the Fleet branch acquisition must be deducted from Tier 1 capital in calculating the company's regulatory capital ratios. In addition, trust preferred securities may compose up to 25% of the company's Tier 1 capital (with any excess allocable to Tier 2 capital). Trust preferred proceeds contributed to the bank from the company are included in Tier 1 capital of the bank without limitation. The company contributed $10.3 million of proceeds from the sale of these securities to the bank.

In addition to the risk-based capital requirements, the Federal Reserve Board requires bank holding companies to maintain a minimum "leverage" ratio of Tier 1 capital to average assets of 3%, with most bank holding companies required to maintain at least a 4% ratio.

The Bank

The bank is subject to separate capital adequacy requirements of the FDIC, which are substantially similar to the requirements of the Federal Reserve Board applicable to the company. Under the FDIC requirements, the minimum total capital requirement is 8% of total assets and certain off-balance sheet items, weighted by risk. For example, cash and government securities are placed in a 0% risk category, most home mortgage loans are placed in a 50% risk category and commercial loans are placed in a 100% risk category. At least 4% of the total 8% ratio must consist of Tier 1 capital (primarily common equity including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock and a limited amount of loan loss reserves. At the bank level, as at the company level on a consolidated basis, the intangible assets resulting from the Fleet branch acquisition must be deducted from Tier 1 capital in calculating regulatory capital ratios. In addition, the company contributed $10.3 million of proceeds from the sale of trust preferred securities to the bank during 2000. The proceeds contributed to the bank from the company are included in Tier 1 capital of the bank without limitation.

Under the applicable FDIC capital requirements, the bank is also required to maintain a minimum leverage ratio. The ratio is determined by dividing Tier 1 capital by quarterly average total assets, less intangible assets and other adjustments. FDIC rules require a minimum of 3% for the highest rated banks. Banks experiencing high growth rates are expected to maintain capital positions well above minimum levels.

Depository institutions, such as the bank, are also subject to the prompt corrective action framework for capital adequacy established by FDICIA. Under FDICIA, the federal banking regulators are required to take prompt supervisory and regulatory actions against undercapitalized depository institutions. FDICIA establishes five capital categories: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically capitalized". A "well capitalized" institution has a total capital to total risk-weighted assets ratio of at least ten percent, a Tier 1 capital to total risk-weighted assets ratio of at least six percent, a leverage ratio of at least five percent and is not subject to any written order, agreement or directive; an "adequately capitalized" institution has a total capital to total risk-weighted assets ratio of at least eight percent, a Tier 1 capital to total risk-weighted assets ratio of at least four percent, and a leverage ratio of at least four percent (three percent if given the highest regulatory rating and not experiencing significant growth), but does not qualify as "well capitalized". An "undercapitalized" institution fails to meet one of the three minimum capital requirements. A "significantly undercapitalized" institution has a total capital to total risk-weighted assets ratio of less than six percent, a Tier 1 capital to total risk-weighted assets ratio of less than three percent, and a leverage ratio of less than three percent. A "critically capitalized" institution has a ratio of tangible equity to assets of two percent or less. Under certain circumstances, a "well capitalized", "adequately capitalized" or "undercapitalized" institution may be required to comply with supervisory actions as if the institution were in the next lowest category.

Failure to meet applicable minimum capital requirements, including a depository institution being classified as less than "adequately capitalized" within FDICIA's prompt corrective action framework, may subject a bank holding company or its subsidiary depository institution(s) to various enforcement actions, including substantial restrictions on operations and activities, dividend limitations, issuance of a directive to increase capital and, for a depository institution, termination of deposit insurance and the appointment of a conservator or receiver.

At December 31, 2002 the capital levels of both the company and the bank complied with all applicable minimum capital requirements of the Federal Reserve Board and the FDIC, respectively, and both qualified as "well-capitalized" under applicable Federal Reserve Board and FDIC regulations.

Patents, Trademarks, etc.

The company holds no patents, registered trademarks, licenses (other than licenses required to be obtained from appropriate banking regulatory agencies), franchises or concessions which are material to its business.

Employees

At December 31, 2002, the bank employed 220 full-time equivalent employees, including 76 officers. None of the bank's employees are presently represented by a union or covered by a collective bargaining agreement. Management believes its employee relations to be excellent.

Item 2. Properties

The company's and the bank's main office is leased and located at 222 Merrimack Street, Lowell, Massachusetts. The building provides 11,601 square feet of interior space, has one walk up Automatic Teller Machine (ATM), and private customer parking along with public parking facilities in close proximity.

The bank leases 31,831 square feet of space at 21-27 Palmer Street and 170 Merrimack Street, Lowell, Massachusetts. The two buildings are connected and serve as office space for operational support departments and loan officers.

In April 1993, the bank purchased the branch building at 185 Littleton Road, Chelmsford, Massachusetts. The first floor of the building contains 3,552 square and a canopy area of 990 square feet. The facility has one walk up and one drive-up ATM, and two drive-up teller lanes. The facility was purchased at a cost of approximately 25% of what it would have cost to build a similar facility.

In March 1995, the bank purchased a branch building at 674 Boston Post Road, Billerica, Massachusetts. The building previously served as a bank branch and contains 3,700 square feet of above-grade space and is constructed on a cement slab, and has one ATM. The building was purchased for approximately 40% of its replacement value.

The bank leases space at 26 Central Street, Leominster, Massachusetts. The branch office provides 3,960 square feet of interior space, one ATM, and has seven private customer parking spaces. The bank has the option to purchase the premises on the last day of the basic term or at any time during any extended term at the price of $550,000 as adjusted for increases in the producer's price index.

The bank leases space at 910 Andover Street, Tewksbury, Massachusetts. The branch office provides 4,800 square feet of interior space and has ample parking that is shared with other tenants of the building. The facility has one ATM and one drive-up teller lane.

The bank leases space at 1168 Lakeview Avenue, Dracut, Massachusetts. The branch office provides 4,922 square feet of interior space, two drive-up teller lanes, an ATM, and has ample parking that is shared with other tenants of the building.

In January 1999, the bank purchased 237 Littleton Road, Westford, Massachusetts. The existing building was razed and a new branch facility was constructed. The branch opened on November 22, 1999. The branch has 5,200 square feet of finished interior space and 21 parking spaces. The branch offers one ATM and two drive-up teller lanes.

In July, 2000, the bank purchased a former Fleet National Bank branch located at 20 Drum Hill Road, Chelmsford, Massachusetts. The branch has 3,579 square feet of interior space, two drive-ups windows, two ATMs, and ample parking.

In July, 2000, the bank purchased a former Fleet National Bank branch located at 233 Boston Road, N. Billerica, Massachusetts. The branch has 4,288 square feet of interior space, two drive-ups teller lanes, two ATMs, and ample parking.

The bank leases space at 430-434 Gorham Street, Lowell, Massachusetts. The branch office provides 3,120 square feet of interior space, an ATM, and 7 parking spaces. An additional ten parking spaces located across the street are leased from the city.

The bank leases space in a retail plaza, on John Fitch Highway, Fitchburg, Massachusetts. The facility provides 3,262 square feet of interior space and has ample parking that is shared with other tenants of the plaza. The facility is currently undergoing renovations, and is scheduled to open as a new branch office in the spring of 2003.

Management believes that the bank's present facilities are adequate and suitable for its current purposes.

Item 3. Legal Proceedings

The company is involved in various legal proceedings incidental to its business. Management does not believe resolution of any present litigation will have a material adverse effect on the financial condition of the company.

The Department of Revenue of the Commonwealth of Massachusetts (the "DOR") has asserted that the company owes additional state taxes and interest for prior years in connection with the bank's operation of a real estate investment trust subsidiary. In addition, in 2003 the state legislature has passed, and Governor Romney has signed, a supplemental budget bill, which, among other provisions, makes certain changes to the state's tax laws on a current and retroactive basis to 1999, which, if enforceable, would require the company to pay the additional taxes that the DOR seeks to collect.

The company is currently disputing the DOR's assertion that it owes additional taxes for any prior years. The company has also been advised that the retroactive changes to the state's tax laws contained in the recently passed legislation are subject to constitutional challenge.

See "Massachusetts Department of Revenue Tax Dispute" below and also in Note 15 to the consolidated financial statements contained in Item 8 for further details regarding this dispute and a description of the adverse effect that this new legislation will have on the company's earnings in future periods.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the quarter ended December 31, 2002.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Market for Common Stock

There is no established public trading market for the company's common stock. Although there are periodically private trades of the company's common stock, the company cannot state with certainty the sales price at which such transactions occur. The following table sets forth sales volume and price information, to the best of management's knowledge, for the common stock of the company for the periods indicated.

Fiscal Year	Trading Volume	Share Price High	Share Price Low
2002:			
1st Quarter	6,800	$ 20.00	$ 19.00
2nd Quarter	2,750	20.00	20.00
3rd Quarter	5,700	21.00	20.00
4th Quarter	8,200	22.00	21.00
2001:			
1st Quarter	25,500	$ 18.00	$ 18.00
2nd Quarter	10,625	18.00	18.00
3rd Quarter	4,850	18.50	18.00
4th Quarter	1,000	19.00	18.50

The number of shares outstanding of the company's common stock and number of shareholders of record as of February 28, 2003, were 3,533,778 and 682 respectively.

Dividends

The company declared and paid annual cash dividends of $0.3300 per share and $0.2875 per share in 2002 and 2001, respectively. Although the company expects to continue to pay an annual dividend, the amount and timing of any declaration and payment of dividends by the board of directors will depend on a number of factors, including capital requirements, the tax effect on individual stockholders, regulatory limitations, the company's operating results and financial condition, anticipated growth of the company and general economic conditions. As the principal asset of the company, the bank currently provides the only source of cash for the payment of dividends by the company. Under Massachusetts law, trust companies such as the bank may pay dividends only out of "net profits" and only to the extent that such payments are deemed "judicious" by the board of directors and will not impair the bank's capital stock. FDICIA also prohibits a bank from paying any dividends on its capital stock if the bank is in default on the payment of any assessment to the FDIC or if the payment of dividends would otherwise cause the bank to become undercapitalized. These restrictions on the ability of the bank to pay dividends to the company may restrict the ability of the company to pay dividends to the holders of its common stock.

The term "net profits" is not defined under the Massachusetts banking statutes, but it is generally understood that the term includes a bank's undivided profits account (retained earnings) and does not include its surplus account (additional paid-in capital). At December 31, 2002, the bank's undivided profits account (from which dividends may be paid to the company) had a balance of $19.6 million.

Item 6. Selected Financial Data

($ in thousands, except per share data)	Year Ended December 31, 2002	2001	2000	1999	1998
EARNINGS DATA					
Net interest income	$ 29,506	$ 27,423	$ 22,017	$ 17,239	$ 15,721
Provision for loan losses	1,325	2,480	603	270	1,030
Net interest income after provision for loan losses	28,181	24,943	21,414	16,969	14,691
Non-interest income	5,271	4,564	3,169	2,608	2,441
Net gains on sales of investment securities	1,341	941	129	183	476
Non-interest expense	26,092	23,800	19,966	14,188	12,651
Income before income taxes	8,701	6,648	4,746	5,572	4,957
Income tax expense	2,395	1,744	1,142	1,489	1,456
Net income	$ 6,306	$ 4,904	$ 3,604	$ 4,083	$ 3,501
COMMON SHARE DATA [1]					
Basic earnings per share	$ 1.80	$ 1.43	$ 1.08	$ 1.28	$ 1.11
Diluted earnings per share	1.75	1.39	1.07	1.22	1.06
Book value per share at year end [2]	12.91	11.38	10.17	9.35	8.27
Dividends paid per share	0.3300	0.2875	0.2500	0.2100	0.1750
Basic weighted average shares outstanding	3,494,818	3,432,255	3,322,364	3,187,292	3,165,134
Diluted weighted average shares outstanding	3,611,712	3,530,965	3,369,025	3,335,338	3,299,432
YEAR END BALANCE SHEET AND OTHER DATA					
Total assets	$ 718,696	$ 630,544	$ 572,814	$ 443,095	$ 360,481
Loans	414,123	376,327	312,017	261,308	215,342
Allowance for loan losses	9,371	8,547	6,220	5,446	5,234
Investment securities at fair value	239,096	197,060	185,184	153,427	114,659
Federal funds sold	-	6,500	28,025	-	6,255
Deposits, repurchase agreements and escrow	638,796	571,863	520,882	362,915	329,968
FHLB borrowings	16,470	470	470	50,070	470
Trust preferred securities	10,500	10,500	10,500	-	-
Total stockholders' equity [2]	45,612	39,404	34,670	30,207	26,202
Mortgage loans serviced for others	16,861	21,646	25,699	24,001	26,491
Investment assets under management	314,095	311,648	289,284	216,731	195,361
Total assets, investment assets under management and mortgage loans serviced for others	1,049,652	963,838	887,797	683,827	582,333
RATIOS					
Net income to average total assets [2]	0.96%	0.81%	0.71%	1.06%	1.03%
Net income to average stockholders' equity [2]	14.86%	13.30%	11.07%	14.59%	14.25%
Allowance for loan losses to loans	2.26%	2.27%	1.99%	2.08%	2.43%
Stockholders' equity to assets [2]	6.39%	6.28%	6.07%	6.78%	7.29%

[1] On January 4, 1999 the company effected a 2:1 split of its common stock through the payment of a stock dividend. All common share data has been adjusted to reflect the stock split.

[2] Excludes the effect of SFAS No. 115. See Note 1 to the consolidated financial statements in Item 8 for the accounting policy on investment securities.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis should be read in conjunction with the company's consolidated financial statements and notes thereto contained in Item 8, the information contained in the "Business" section and other financial and statistical information contained in this annual report.

Critical Accounting Estimates

The company's significant accounting policies are described in Note 1, "Summary of Significant Accounting Policies", to the consolidated financial statements contained in Item 8. In applying these accounting policies, management is required to exercise judgment in determining many of the methodologies, assumptions and estimates to be utilized. Certain of the critical accounting estimates are more dependent on such judgment and in some cases may contribute to volatility in the company's reported financial performance should the assumptions and estimates used change over time due to changes in circumstances. The two more significant areas in which management applies critical assumptions and estimates include the areas described further below.

Allowance for Loan and Lease Losses

Inherent in the lending process is the risk of loss. While the bank endeavors to minimize this risk, management recognizes that loan losses will occur and that the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio. The credit risk of the portfolio depends on a wide variety of factors, including, among others, current and expected economic conditions, the financial condition of borrowers, the ability of borrowers to adapt to changing conditions or circumstances affecting their business, the continuity of borrowers' management teams and the credit management process. The bank regularly monitors the real estate market and the bank's asset quality to determine the adequacy of its allowance for loan losses through ongoing credit reviews by the credit department, an external loan review service, members of senior management, the overdue loan review committee, the executive committee and the board of directors.

The allowance for loan and lease losses is an *accounting estimate* of credit losses inherent in the loan portfolio. The bank's allowance is accounted for in accordance with SFAS No. 114, as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures", and SFAS No. 5, "Accounting for Contingencies". The allowance for loan losses is established through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes that the collectability of the loan principal is unlikely. Recoveries on loans previously charged off are credited to the allowance. The bank maintains the allowance at a level that it deems adequate to absorb all reasonably anticipated losses from specifically known and other credit risks associated with the portfolio.

The bank uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements: identification of specific loan losses, general loss allocations for certain loan types based on credit grade and loss experience factors, and general loss allocations for other economic or market factors. The methodology includes analysis of individual loans deemed to be impaired in accordance with the terms of SFAS 114. Other individual commercial and commercial mortgage loans are evaluated using an internal rating system and the application of loss allocation factors. The loan rating system and the related loss allocation factors take into consideration the borrower's financial condition, the borrower's performance with respect to loan terms and the adequacy of collateral. Portfolios of more homogenous populations of loans, including residential mortgages and consumer loans, are analyzed as groups taking into account delinquency ratios and other indicators, the bank's historical loss experience and comparison to industry standards of loss allocation factors for each type of credit product. Finally, an additional allowance is maintained, if necessary, based on a subjective process whereby management considers qualitative and quantitative assessments of other factors, including industry concentrations, results of regulatory examinations, historical charge-off and recovery experience, character and size of the loan portfolio, trends in loan volume, delinquencies and non-performing loans, the strength of the local and national economy, interest rates and other changes in the portfolio. The allowance for loan losses is management's estimate of the probable loan losses incurred as of the balance sheet date.

Accounting for Acquisitions and Impairment Review of Goodwill and Other Intangible Assets

In connection with the bank's acquisition of two Fleet branches, the company recorded as assets on its financial statements both identifiable intangible assets (known as core deposit intangibles) and goodwill, an intangible asset which is equal to the excess of the purchase price paid over the estimated fair value of the assets acquired and the liabilities assumed. Core deposit intangible assets are amortized to expense over their estimated useful life and reviewed for impairment regularly. Due to a change in accounting standards since January 1, 2002, the company is no longer required to amortize the amount of goodwill through a charge to expense over the period of its estimated life, and instead, at least annually, must evaluate whether the carrying value of the goodwill has become impaired, in which case the company must reduce its carrying value through a charge to earnings. Impairment of the goodwill occurs when the estimated fair value of the company is less than its recorded value. The estimated fair value assessment utilizes various techniques, including earnings multiples and book value multiples that are subject to change based on market conditions.

Financial Condition

Total Assets

Total assets increased $88.2 million, or 14.0%, to $718.7 million at December 31, 2002 from $630.5 million at December 31, 2001. The increase is primarily attributable to an increase in loans, net of fees, of $37.8 million, or 10.0%, as well as growth in investment securities of $42.0 million or 21.3%. The growth was primarily funded through deposit growth, including escrow deposits of borrowers, of $110.1 million or 20.9%, offset by a decrease in short-term borrowings, including repurchase agreements and commercial sweep accounts, of $27.2 million or 61.2%.

Loans

Total loans, net of fees, were $414.1 million, or 57.6% of total assets, at December 31, 2002, compared with $376.3 million, or 59.7% of total assets, at December 31, 2001. The increase in loans outstanding was attributable to continued customer-call efforts, marketing and advertising, and increased market penetration. During 2002, commercial real estate loans increased $12.5 million, or 7.9%, other loans secured by real estate (residential and construction loans) and home equity mortgages decreased by $0.4 million, or 0.3%, commercial loans increased by $27.4 million, or 28.9%, and consumer loans decreased $1.6 million or 24.2%.

Asset Quality

The non-performing asset balance was $1.9 million at December 31, 2002 and 2001. Delinquencies in the 30-89 day category increased slightly from $1.1 million at December 31, 2001 to $1.3 million at December 31, 2002. Management continues efforts to work out existing problem assets and thereby limit additions to this category.

The bank uses an asset classification system, which classifies loans depending on risk of loss characteristics. The most severe classifications are "substandard" and "doubtful". At December 31, 2002, the bank classified $4.5 million and $0 as substandard and doubtful loans, respectively. Included in the substandard category is $1.7 million in non-performing loans. The remaining balance of substandard loans is performing but possess potential weaknesses and, as a result, could become non-performing loans in the future.

Allowance for Loan Losses

The ratio of the allowance for loan losses to non-performing loans was 488.84% at December 31, 2002 compared to 455.60% and 575.93% at December 31, 2001 and 2000, respectively. The increase in 2002 resulted from an increase of 10% in the balance of the allowance for loan losses due to the provision of $1.3 million, offset by net charge-offs of $0.5 million. The level of non-performing loans remained relatively flat at $1.9 million during 2002.

The ratio of the allowance for loan losses to loans was 2.26% at December 31, 2002 and 2.27% at December 31, 2001. The slight decrease in this ratio resulted from the net increase in the allowance for loan losses of $0.8 million, offset by the $37.8 million increase in loans. Net loans charged-off to average loans were 0.13%, 0.04%, 0.03%, 0.02%, and 0.04% at December 31, 2002, 2001, 2000, 1999, and 1998, respectively. Management regularly reviews the levels of non-accrual loans, levels of charge-offs and recoveries, peer results, levels of outstanding loans and known and inherent risks in the loan portfolio, and will continue to monitor the need to add to the bank's allowance for loan losses.

The classification of a loan or other asset as non-performing does not necessarily indicate that loan principal and interest will be ultimately uncollectable. However, management recognizes the greater risk characteristics of these assets and therefore considers the potential risk of loss on assets included in this category in evaluating the adequacy of the allowance for loan losses.

Based on the foregoing, as well as management's judgment as to the risks inherent in the loan portfolio, the bank's allowance for loan losses is deemed adequate to absorb reasonably anticipated losses from specifically known and other credit risks associated with the portfolio as of December 31, 2002.

See "Critical Accounting Estimates" above, and "Risk Elements" and "Allowance for Loan Losses" in Item I for further information regarding the loan loss allowance.

Investments

As of December 31, 2002, all of the company's investment securities were classified as available for sale and carried at fair market value. Investments (including federal funds sold) totaled $239.1 million, or 33.3% of total assets, at December 31, 2002, compared to $203.6 million, or 32.3% of total assets, at December 31, 2001. As of December 31, 2002, the net unrealized appreciation in the investment portfolio was $6.8 million compared to $5.0 million at December 31, 2001. The net unrealized appreciation/depreciation in the portfolio fluctuates as interest rates rise and fall. Due to the fixed rate nature of the bank's investment portfolio, as rates rise the value of the portfolio declines, and as rates fall the value of the portfolio rises. The increase in net unrealized appreciation at December 31, 2002 is the result of growth in the portfolio and lower interest rates at year end. The unrealized appreciation will be realized if the securities are sold. The unrealized appreciation on the investment portfolio will also decline as the securities approach maturity.

Liquidity

Liquidity is the ability to meet cash needs arising from, among other things, fluctuations in loans, investments, deposits and borrowings. Liquidity management is the coordination of activities so that cash needs are anticipated and met readily and efficiently. Liquidity policies are set and monitored by the bank's investment and asset-liability committee. The bank's liquidity is maintained by projecting cash needs, balancing maturing assets with maturing liabilities, monitoring various liquidity ratios, monitoring deposit flows, maintaining liquidity within the investment portfolio and maintaining borrowing capacity at the FHLB.

The bank's asset-liability management objectives are to maintain liquidity, provide and enhance access to a diverse and stable source of funds, provide competitively priced and attractive products to customers, conduct funding at a low cost relative to current market conditions and engage in sound balance sheet management strategies. Funds gathered are used to support current asset levels and to take advantage of selected leverage opportunities. The bank funds earning assets with deposits, short-term borrowings and stockholders' equity. The bank does not currently have any brokered deposits. The bank has the ability to borrow funds from the FHLB. Management believes that the bank has adequate liquidity to meet its commitments.

The company's primary source of funds is dividends from the bank and long-term borrowings.

Deposits and Borrowings

Deposits, including escrow deposits of borrowers, increased $110.1 million, or 20.9%, to $638.0 million, at December 31, 2002, from $527.9 million, at December 31, 2001. The bank's deposit mix remained favorable during 2002. Lower cost checking and savings deposits increased $109.8 million, or 29.2%, during 2002 while certificates of deposit remained relatively flat, increasing only $0.4 million. The increase in deposits resulted primarily from continued penetration in existing markets due to the bank's business development efforts, competitive cash management and internet banking products, and consumers seeking alternatives to the stock market.

Total borrowings, consisting of securities sold under agreements to repurchase (repurchase agreements) and FHLB borrowings, decreased by $27.2 million from December 31, 2001 to December 31, 2002.

Repurchase agreements decreased $43.2 million or 98.3% during 2002 and include both commercial sweep accounts and term repurchase agreements. The decrease is primarily due to the decrease of $43.0 million in commercial sweep accounts. During the fourth quarter of 2001, the bank began to transition the investment portion of the bank's commercial sweep accounts from overnight repurchase agreements secured by municipal securities held by the bank to money market mutual funds managed by Federated Investors, Inc. ("Federated"). The balances transferred to Federated do not represent obligations of the bank and are included in investment assets under management. This transition from overnight repurchase agreements to Federated mutual funds continued during the first five months of 2002 and was completed in mid-May. Under this arrangement, management believes that commercial customers will benefit from enhanced interest rate options on sweep accounts, while retaining a conservative investment option of the highest quality and safety. Sweep balances managed by Federated amounted to $52.9 million and $23.2 million, at December 31, 2002 and 2001, respectively.

FHLB borrowings increased $16.0 million, to $16.5 million at December 31, 2002, from $0.5 million at December 31, 2001. The increase was due to a $16.0 million short-term advance, taken at the end of December, to support the bank's liquidity needs.

Capital Adequacy

The company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possible additional discretionary, supervisory actions by regulators, which, if undertaken, could have a material adverse effect on the company's consolidated financial statements. At December 31, 2002 the capital levels of both the company and the bank complied with all applicable minimum capital requirements of the Federal Reserve Board and the FDIC, respectively, and both qualified as "well-capitalized" under applicable Federal Reserve Board and FDIC regulations.

The intangible assets recorded by the bank upon completion of the Fleet branch acquisition (which represent the excess of the purchase price paid over the fair value of the assets purchased and the liabilities assumed) must be deducted from Tier 1 capital in calculating the company's and the bank's regulatory capital ratios. The company raised $10.5 million from a private placement of trust preferred securities during March 2000. Trust preferred securities may compose up to 25% of the company's Tier 1 capital (with any excess allocable to Tier 2 capital). The company contributed $10.3 million of trust preferred proceeds to the bank, which amount is included in Tier 1 capital of the bank without limitation.

For additional information regarding the capital requirements applicable to the company and the bank and their respective capital levels at December 31, 2002, see note 9, "Stockholders' Equity", to the consolidated financial statements contained in Item 8.

Contractual Obligations and Commitments

The company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced loans and lines of credit.

The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the company has in the particular classes of financial instruments.

The following table summarizes the contractual obligations and commitments at December 31, 2002.

(Dollars in thousands)

		Payments Due By Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Contractual Cash Obligations:					
Repurchase agreements	$ 763	$ 763	$ -	$ -	$ -
FHLB borrowings	16,470	16,000	-	-	470
Trust preferred securities	10,500	-	-	-	10,500
Operating lease obligations	1,591	643	794	154	-
Total contractual obligations	$ 29,324	$ 17,406	$ 794	$ 154	$ 10,970

		Commitment Expiration - Per Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Other Commitments:					
Unadvanced loans	$ 137,487	$ 83,044	$ 9,544	$ 5,956	$ 38,943
Standby letters of Credit	6,720	6,582	138	-	-
Commitments to originate loans	46,283	46,283	-	-	-
Commitment sell loans	(8,584)	(8,584)	-	-	-
Total commitments	$ 181,906	$ 127,325	$ 9,682	$ 5,956	$ 38,943

For additional information regarding Contractual Obligations and Commitments, see Note 14, "Commitments, Contingencies and Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk", to the consolidated financial statements contained in Item 8.

Results of Operations

The company's results of operations depend primarily on the results of operations of the bank. The bank's results of operations depend primarily on the bank's net interest income, the difference between income earned on its loan and investment portfolios and the interest paid on its deposits and borrowed funds, and the size of the provision for loan losses. Net interest income is primarily affected in the short-term by the level of earning assets as a percentage of total assets, the level of interest-bearing and non-interest-bearing deposits, yields earned on assets, rates paid on liabilities, the level of non-accrual loans and changes in interest rates. The provision for loan losses is primarily affected by individual problem loan situations, overall loan portfolio quality, the level of net charge-offs, regulatory examinations, an assessment of current and expected economic conditions, and changes in the character and size of the loan portfolio. Earnings are also affected by the bank's non-interest income, which consists primarily of trust fees, deposit account fees, and gains and losses on sales of securities and loans, as well as the bank's level of non-interest expense and income taxes.

Rate/Volume Analysis

The table on the following page presents the bank's average balance sheet, net interest income and average rates for the years ended December 31, 2002, 2001 and 2000.

The following table sets forth, among other things, the extent to which changes in interest rates and changes in the average balances of interest-earning assets and interest-bearing liabilities have affected interest income and expense during the years ended December 31, 2002 and 2001. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (change in average portfolio balance multiplied by prior year average rate); (2) changes in interest rates (change in average interest rate multiplied by prior year average balance); and (3) changes in rate and volume (the remaining difference).

	December 31,							
	2002 vs. 2001				2001 vs. 2000			
($ in thousands)	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
Interest Income								
Loans	$ 4,627	$ (4,291)	$ (704)	$ (368)	$ 5,080	$ (2,343)	$ (459)	$ 2,278
Investments and Federal Funds sold	(332)	(1,666)	55	(1,943)	1,881	(629)	(136)	1,116
Total	4,295	(5,957)	(649)	(2,311)	6,961	(2,972)	(595)	3,394
Interest Expense								
Savings/PIC/MM	1,488	(1,366)	(440)	(318)	1,805	(869)	(416)	520
Time deposits	446	(2,331)	(146)	(2,031)	(598)	(505)	29	(1,074)
Borrowed funds	(1,758)	(1,119)	832	(2,045)	101	(1,517)	(42)	(1,458)
Total	176	(4,816)	246	(4,394)	1,308	(2,891)	(429)	(2,012)
Change in net interest income	$ 4,119	$ (1,141)	$ (895)	$ 2,083	$ 5,653	$ (81)	$ (166)	$ 5,406

Average Balances, Interest and Average Interest Rates

($ in thousands)	Year ended December 31, 2002			Year ended December 31, 2001			Year ended December 31, 2000		
	Average Balance	Interest	Average Interest Rate(4)	Average Balance	Interest	Average Interest Rate(4)	Average Balance	Interest	Average Interest Rate(4)
Assets:									
Loans (1)(2)	$ 395,356	$ 28,408	7.19%	$ 340,593	$ 28,776	8.45%	$ 285,792	$ 26,498	9.27%
Investment securities and federal funds sold (4)(5)	213,854	10,821	5.46%	219,198	12,764	6.22%	190,488	11,648	6.55%
Total interest earnings assets	609,210	39,229	6.58%	559,791	41,540	7.58%	476,280	38.146	8.18%
Other assets (3)(5)	48,267			45,025			34,317		
Total assets (5)	$ 657,477			$ 604,816			$ 510,597		
Liabilities and stockholders' equity:									
Savings, PIC and money market	$ 314,676	$ 4,101	1.30%	$ 235,545	$ 4,419	1.88%	$ 160,943	$ 3,899	2.42%
Time deposits	155,500	5,298	3.41%	146,577	7,329	5.00%	157,818	8,403	5.32%
Short-term borrowings	17,127	324	1.89%	66,233	2,369	3.58%	64,534	3,827	5.93%
Total interest-bearing deposits and borrowings	487,303	9,723	2.00%	448,355	14,117	3.15%	383,295	16,129	4.21%
Net interest rate spread (4)			4.58%			4.43%			3.97%
Non-interest bearing deposits	112,362			104,233			83,194		
Total deposits and borrowings	599,665	9,723	1.62%	552,588	14,117	2.55%	466,489	16,129	3.46%
Other liabilities	4,886			4,846			3,585		
Total liabilities	604,551			557,434			470,074		
Trust preferred securities	10,500			10,500			7,975		
Stockholders' equity (5)	42,426			36,882			32,548		
Total liabilities, trust Preferred securities and Stockholders' equity (5)	$ 657,477			$ 604,816			$ 510,597		
Net interest Income		$ 29,506			$ 27,423			$ 22,017	
Net interest margin (4)			4.98%			5.05%			4.80%

(1) Average loans include non-accrual loans.
(2) Average loans are net of average deferred loan fees.
(3) Other assets include cash and due from banks, accrued interest receivable, allowance for loan losses, deferred income taxes, intangible assets and other miscellaneous assets.
(4) Average balances are presented at average amortized cost and average interest rates are presented on a tax-equivalent basis. The tax equivalent effect was $858, $866, and $826 for the years ended December 31, 2002, 2001 and 2000, respectively.
(5) Excludes the effect of SFAS No. 115

COMPARISON OF YEARS ENDED DECEMBER 31, 2002 AND 2001

Net Income

The company had net income in 2002 of $6.3 million, or $1.80 per share and $1.75 per share on a basic and diluted basis, respectively, compared with net income in 2001 of $4.9 million, or $1.43 per share and $1.39 per share on a basic and diluted basis, respectively. The increase in net income of $1.4 million, or 28.6%, was the result of increases of $2.1 million in net interest income and $1.1 million in non-interest income, as well as a reduction in the provision for loan losses of $1.2 million, offset by increases in non-interest expense of $2.3 million and tax expense of $0.7 million. The current year net income results reflect the adoption of the Statement of Financial Accounting Standard ("SFAS") No. 147, issued on October 1, 2002, which requires all companies to eliminate the amortization of goodwill expense associated with the acquisition of branch deposits qualifying as a business combination and to make a retroactive adjustment to January 1, 2002. The adjustment positively impacted net income by $0.4 million, net of taxes, for the year ended December 31, 2002. Excluding the SFAS No. 147 adjustment, net income increased by 20% for the year ended December 31, 2002, compared to the same period in 2001.

See item (o), "Other Accounting Rule Changes", in Note 1 to the consolidated financial statements in Item 8 for further information regarding the accounting for branch acquisitions under SFAS 147.

Retroactive changes to Massachusetts tax law, enacted in March 2003, will require the company to record a one-time income tax expense of $1.9 million, net of federal income tax benefit and deferred tax asset, in the first quarter of 2003 related to the tax years 1999 through 2002. This change in state tax law will result in an increase in the company's effective tax rate from 27.5% in 2002 to approximately 37.0%, excluding the one-time tax expense of $1.9 million, in 2003. Management expects that the change in state tax law will continue to have an adverse impact on the effective tax rate in future periods. Furthermore, this one-time expense and increase in the effective tax rate will reduce the company's net income in 2003 and for ongoing periods thereafter.

See also "Massachusetts Department of Revenue Tax Dispute" below and Note 15 to the consolidated financial statements contained in Item 8 for further details regarding state tax matters that will affect the company's future earnings.

Net Interest Income

The bank's net interest income was $29.5 million for the year ended December 31, 2002, an increase of $2.1 million, or 7.6%, from $27.4 million for the year ended December 31, 2001. This increase was a result of a decrease in total interest expense of $4.4 million, offset by a decrease in total interest income of $2.3 million, primarily resulting from a decrease in interest rates during the year.

Interest income on loans decreased in the year ended December 31, 2002 to $28.4 million from $28.8 million for the year ended December 31, 2001. The decrease resulted from a decrease in the average rate earned on loans of 126 basis points, from 8.45% in 2001 to 7.19% in 2002. The decrease in the average rate earned was primarily attributable to the lower market interest rates. The decrease in the average loan rate was offset by an increase in the average loan balance of $54.8 million, or 16.1%, from $340.6 million in 2001 to $395.4 million in 2002.

Interest income on investments and federal funds sold decreased for the year ended December 31, 2002 to $10.8 million from $12.8 million for the year ended December 31, 2001. The decrease was primarily due to a decrease in the average tax equivalent yield on investment securities and federal funds sold of 76 basis points to 5.46% for the year ended December 31, 2002, from 6.22% for the year ended December 31, 2001, due to the low rate environment which began in 2001 and continued through 2002. The average investment securities and federal funds sold balance decreased $5.3 million, from $219.2 million in 2001 to 213.9 million in 2002.

Interest expense on savings, personal interest checking and money market accounts was $4.1 million and $4.4 million for the years ended December 31, 2002 and December 31, 2001, respectively. The decrease resulted primarily from a decrease of 58 basis points in the average interest rate paid on deposits from 1.88% in 2001 to 1.30% in 2002. The decrease in the average rate paid was offset by an increase in the average balance of $79.1 million, or 33.6%, from $235.5 million for the year ended December 31, 2001, to 314.6 million for the year ended December 31, 2002. The decrease in rate is attributable to lower market interest rates.

Interest expense on time deposits decreased $2.0 million to $5.3 million for the year ended December 31, 2002 compared to $7.3 million for the year ended December 31, 2001. The decrease was due to a decrease of 159 basis points in the average rate paid from 5.00% in 2001 to 3.41% in 2002. The lower rate was offset by an increase in the average balance of time deposits of $8.9 million, or 6.1%, from $146.6 million in 2001 to $155.5 million in 2002. The decrease in the average interest rate paid on time deposits reflects a substantial decrease in market rates over the same period.

Interest expense on short-term borrowings, including borrowings from the FHLB and repurchase agreements, consisting of term repurchase agreements and commercial sweep accounts utilizing overnight repurchase agreements secured by municipal securities held by the bank, decreased by $2.0 million, to $0.3 million in 2002 from $2.3 million in 2001. The decrease resulted from the $49.1 million reduction in the average balance, from $66.2 in 2001 to $17.1 million in 2002, as well as the decrease in the average rate paid of 169 basis points to 1.89% in 2002, compared to 3.58% in 2001. The decrease in average balance was attributable to the transition of the bank's commercial sweep accounts from overnight repurchase agreements to Federated money market mutual funds, as described above.

The tax equivalent net interest margin decreased from 5.05% to 4.98% for the year ended December 31, 2002. The decrease in margin primarily resulted from the declining rate environment during the year in which a significant concentration of the loan portfolio and investment securities re-priced downward and cash flows from the payment of principal and interest on loans was reinvested at lower market rates. The bank's deposit mix aided in reducing the effect of the lower rate environment. The average balances on lower cost checking and savings deposits increased $79.1 million for the year ended December 31, 2002 while the average balances on certificates of deposit increased $8.9 million during the same period.

Provision for Loan Losses

The provision for loan losses amounted to $1.3 million and $2.5 million for the years ended December 31, 2002 and 2001, respectively. The 2001 provision reflected management's decision in the third quarter of that year to increase the allowance for loan losses in light of the economic uncertainty during the period, especially after September 11, 2001. During 2002 economic uncertainty in the local and national economy continued and the bank provided $1.3 million in additional reserves.

Loans, before the allowance for loan losses, increased from $376.3 million, at December 31, 2001 to $414.1 million, at December 31, 2002, an increase of 10.0%. Net loans charged off to average loans increased from 0.04% at December 31, 2001 to 0.13% at December 31, 2002. Despite the growth in the bank's loan portfolio, there has not been a significant change in the bank's underwriting practices or the methodology used to estimate loan loss exposure. The provision for loan losses is a significant factor in the company's operating results.

The allowance for loan losses to loan ratio decreased from 2.27% at December 31, 2001 to 2.26% at December 31, 2002. The slight decrease in this ratio has resulted from the net increase in the allowance for loan losses of $0.8 million, offset by the $37.8 million increase in loans.

The provision reflects real estate values and economic conditions in New England, and in Greater Lowell in particular, the level of non-accrual loans, the level of charge-offs and recoveries, levels of outstanding loans, known and inherent risks in the nature of the loan portfolio and management's assessment of current risk.

Non-Interest Income

Non-interest income, exclusive of net gains or losses on sales of securities, increased by $707,000, or 15.5%, to $5,271,000 for the year ended December 31, 2002, compared to $4,564,000 for the year ended December 31, 2001. The increase was primarily attributable to increases in deposit service fees, gains on sales of loans, and investment management and trust service fees.

Investment management and trust service fees increased by $158,000, or 8.6%, due primarily to one-time fees of $76,000 booked in 2002 for estate settlements and an increase in trust fees assessed. Included in investment management and trust service fees is commission income in the amount of $244,000 for the year ended December 31, 2002 and $255,000 for the year ended December 31, 2001, from brokerage services provided through a third party service arrangement. Average trust and brokerage assets under management decreased by $17.4 million, or 6.0%, and amounted to $274.0 million for the year ended December 31, 2002 compared to $291.4 million for the year ended December 31, 2001. Each of these components is affected by fluctuations in the financial markets. The decrease in average balances during the year consists of asset growth, more than offset by declining investment market values, which resulted primarily from declining stock market values.

Deposit service fees increased by $311,000, or 20.1%, from $1,548,000 in 2001, to $1,859,000 in 2002. The increase was due to growth of $109.8 million, or 29.2%, during the year in the balance of saving, checking and money market accounts. The increase in fees was also partially due to the declining interest rate environment, which caused a reduction in the earnings credit posted to business checking accounts, which in turn offset the service charges assessed by the bank.

Gains on sales of loans increased by $176,000 from 2001 to 2002 due to increased fixed rate residential mortgage production resulting from a declining interest rate environment.

Other income increased by $62,000 from 2001 to 2002. The increase was primarily attributable to higher insurance commissions, increased ATM/Debit card fee income, and increased processing income earned on the Federated sweep product, offset by lower earnings credit on account balances related to the sales of third party bank checks, due to the decline in market rates.

Non-Interest Expense

Salaries and benefits expense totaled $14,339,000 for the year ended December 31, 2002, compared with $13,225,000 for the same period in 2001, an increase of $1,114,000, or 8.4%. The increase resulted primarily from additional staff hired in 2002 and 2001 to support growth and strategic initiatives implemented.

Occupancy expense was $4,908,000 for the year ended December 31, 2002, compared with $4,043,000 for the same period in 2001, an increase of $865,000 or 21.4%. The increase was primarily due to a full year of depreciation on office renovations for operational support departments completed in 2001, ongoing enhancements to the company's computer systems in 2002, start-up costs associated with the bank's newest branch office, which opened in April 2002, and increases in real estate taxes, bank insurance and common area maintenance fees for the bank's leased office space.

Audit, legal and other professional expenses increased by $486,000, or 84.2%, in 2002. The increase was primarily due to onetime consulting expenses related to bankwide technology investments undertaken during the year, as well as increased compliance and internal audit related expenses associated with the bank's growth in 2002. The 2002 expenses also reflect estimated legal and audit related expenses related to the company's pending dispute with the DOR, as described further in Item 3 and in Note 15, "Massachusetts Department of Revenue Tax Dispute", to the consolidated financial statements contained in Item 8.

Advertising and public relations expenses increased $253,000, or 66.9%, to $631,000 for the year ended December 31, 2002 from $378,000 for the same period in 2001. The increase was due to expenditures, in the early part of this year, related to the opening of the bank's newest branch office in April, increases in advertising expenditures for the commercial lending division and advertising and public relations initiatives undertaken on behalf of the trust division.

Office and data processing supplies expense increased by $82,000, or 17.3%, to $557,000 for the year ended December 31, 2002, compared to $475,000 for the same period in 2001. The increase was primarily due to increased data processing costs associated with the technology initiatives undertaken during the year.

Trust professional and custodial expenses increased by $105,000, or 16.3%, due primarily to an increase in custodial and advisory fees paid to third parties.

Amortization of core deposit intangible assets was $133,000 for each of the years ended December 31, 2002 and 2001. The expense relates to the amortization of intangible assets resulting from the acquisition of two branches from Fleet National Bank in 2000. These intangible assets are being amortized on a straight-line basis over ten years.

Goodwill amortization expense was $0 for the year ended December 31, 2002, compared to $659,000 for the same period in 2001. The current period reflects the restatement of amortization expense in accordance with SFAS 147, as discussed in paragraph (O), "Other Accounting Rule Changes", included in Note 1 to the consolidated financial statements contained in Item 8.

Trust preferred expense was $1,158,000 for each of the years ended December 31, 2002 and 2001. The expense consists of interest costs and the amortization of deferred underwriting costs from the trust preferred securities issued on March 23, 2000.

Other operating expense increased to $2,554,000 for the year ended December 31, 2002 compared to $2,508,000 for the same period in 2001. The increase of $46,000, or 1.8%, for the 2002 period consisted of increased expenses for correspondent bank service charges, training expenses and expenses related to loan workouts, offset by reductions in telephone and ATM supplies and security expenses due to the timing differences of the expenditures.

Income Tax Expense

The company's effective tax rate for the year ended December 31, 2002 was 27.5% compared to 26.2% for the year ended December 31, 2001. The increase in rate was primarily due to higher pretax income, which lessened the impact of tax exempt municipal securities. As a result of changes in Massachusetts tax law, the company expects to incur an increase in income tax expense and a higher effective tax rate in future periods. The effective tax rate will approximate 37.0% in 2003, excluding the one-time tax expense of $1.9 million due to the retroactive change in the state tax law. See "Massachusetts Department of Revenue Tax Dispute" below and in Note 15 to the consolidated financial statements contained in Item 8 for further details regarding state tax matters.

COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND 2000

Net Income

The company had net income in 2001 of $4.9 million, or $1.43 per share and $1.39 per share on a basic and fully diluted basis, respectively, compared with net income in 2000 of $3.6 million, or $1.08 per share and $1.07 per share on a basic and fully diluted basis, respectively. The increase in net income of $1.3 million, or 36.1%, was primarily the result of an increase of $5.4 million in net interest income and $2.2 million in non-interest income, offset by an increase in provision for loan losses of $1.9 million and an increase in non-interest expense of $3.8 million, the latter of which was due to the growth of the bank and the upgrading of facilities, including investment in back office operations.

Net Interest Income

The bank's net interest income was $27.4 million for the year ended December 31, 2001, an increase of $5.4 million, or 24.6%, from $22.0 million for the year ended December 31, 2000. This increase was primarily a result of an increase in the bank's loan and investment balances, which were funded principally by increases in deposits and commercial sweep accounts, and a decrease in total interest expense primarily resulting from a decrease in interest rates during the year.

Interest income on loans increased in the year ended December 31, 2001 to $28.8 million from $26.5 million for the year ended December 31, 2000. The increase was primarily due to an increase in the average loan balance from $285.8 million in 2000 to $340.6 million in 2001. The average interest rate earned on loans decreased from 9.27% in 2000 to 8.45% in 2001. The decrease in the interest rate earned was primarily attributable to eleven interest rate cuts by the Federal Reserve Board during 2001.

Interest income on investments and federal funds sold increased for the year ended December 31, 2001 to $12.8 million from $11.6 million for the year ended December 31, 2000. The increase was primarily due to an increase in the average balance from $190.5 million in 2000 to $219.2 million in 2001. The increase in investments primarily resulted from strong deposit growth within the existing branch network, and was offset by a decrease in the average interest rate earned on investments from 6.55% for the year ended December 31, 2000 to 6.22% for the year ended December 31, 2001, both on a tax equivalent basis.

Interest expense on savings, PIC and money market accounts was $4.4 million and $3.9 million for the years ended December 31, 2001 and December 31, 2000, respectively. The increase resulted from an increase in the average balance from $160.9 million at December 31, 2000 to $235.5 million at December 31, 2001. The increased interest expense in 2001 was offset by a lower average interest rate paid on deposits of 1.88% in 2001 compared to 2.42% in 2000. The decrease in rate is attributable to lower market interest rates.

Interest expense on time deposits decreased to $7.3 million for the year ended December 31, 2001 compared to $8.4 million for the year ended December 31, 2000. The decrease was due to a decrease in the average balance from $157.8 million in 2000 to $146.6 million in 2001 and a decrease in the average interest rate paid from 5.32% in 2000 to 5.00% in 2001. The decrease in the average interest rate paid on time deposits reflects a decrease in market rates over the same period.

Interest expense on short-term borrowings, including borrowings from the FHLB and repurchase agreements, consisting of term repurchases agreements and commercial sweep accounts, decreased to $2.4 million in 2001 from $3.8 million in 2000. The decrease resulted from lower interest rates paid offset by a slight increase in average balance. Due to market conditions rates on these borrowings decreased substantially during 2001. The average balance was also impacted by growth in the bank's commercial sweep product, which grew from an average balance of $33.0 million in 2000 to $62.6 million in 2001. During 2001 the average balance on term repurchase agreements decreased from $6.8 million at December 31, 2000 to $3.0 million at December 31, 2001. The average rate paid in 2001 on short-term borrowings decreased due to lower market rates.

The net interest rate spread and net interest margin both increased to 4.43% and 5.05%, respectively, for the year ended December 31, 2001, from 3.97% and 4.80%, respectively, for the year ended December 31, 2000, both on a tax equivalent basis. The increase in spread and margin primarily resulted from a declining rate environment, during which the company's margin increased in the short term due to interest sensitive liabilities re-pricing more quickly than interest earning assets. Over the long term, however, the company's net margin would be expected to decrease in a declining rate environment due to a significant concentration of the loan portfolio re-pricing downward to rate levels based upon the then current prime rate. The increase in net interest rate spread was also a result of an improved deposit mix during 2001. The average balances on lower cost checking and savings deposits increased $74.6 million for the year ended December 31, 2001 while the average balances on certificates of deposit decreased $11.2 million.

Provision for Loan Losses

The provision for loan losses amounted to $2,480,000 and $603,000 for the years ended December 31, 2001 and 2000, respectively. Loans, before the allowance for loan losses, increased from $312.0 million at December 31, 2000 to $376.3 million at December 31, 2001, an increase of 20.6%. Despite the growth in the bank's loan portfolio, there was not a significant change in the bank's underwriting practices or significant increases in loan charge-offs. Management regularly reviews the level of non-accrual loans, levels of charge-offs and recoveries, levels of outstanding loans, and known and inherent risks in the nature of the loan portfolio.

The allowance for loan losses to loan ratio increased from 1.99% at December 31, 2000 to 2.27% at December 31, 2001. The increase in this ratio was attributable to an increase in provision for loan losses of $1.9 million from the previous year. Management felt it was prudent to increase the allowance for loan losses in light of the economic uncertainty during the 2001 period.

Non-Interest Income

Non-interest income, exclusive of net gains or losses on sales of securities, increased by $1,395,000 to $4,564,000 for the year ended December 31, 2001, compared to $3,169,000 for the year ended December 31, 2000. The increase was primarily attributable to increases in deposit service fees, investment management and trust service fees, and gains on sales of loans.

Investment management and trust service fees increased by $311,000, or 20.4%, due primarily to an increase in investment assets under management. Included in investment management and trust service fees was commission income in the amount of $255,000 for the year ended December 31, 2001 and $90,000 for the year ended December 31, 2000, from brokerage services provided through a third party service arrangement. Investment assets under management amounted to $311.6 million at December 31, 2001 compared to $289.3 million at December 31, 2000.

Deposit service fees increased from $938,000 in 2000 to $1,548,000 in 2001. The increase was due to deposit growth and the declining interest rate environment, which required higher compensating demand deposit account balances to offset charges.

Gains on sales of loans increased by $276,000 from 2000 to 2001 due to increased residential mortgage production resulting from a declining interest rate environment.

Other income increased by $198,000 from 2000 to 2001. The increase was primarily from higher fee income compared to the year ended December 31, 2000 for debit cards, ATM's, safe deposit boxes, and wire transfer fees.

Gains (Losses) on Sales of Securities

Net gains from the sales of investment securities totaled $941,000 in 2001 compared to net gains of $129,000 in 2000. The net gain resulted from sales of securities based on management's decision to take advantage of certain investment opportunities and asset-liability repositioning.

Non-Interest Expense

Salaries and benefits expense totaled $13,225,000 for the year ended December 31, 2001, compared with $10,847,000 for the same period in 2000, an increase of $2,378,000 or 21.9%. The increase resulted primarily from additional staff hired in 2001 and 2000 to support growth and strategic initiatives implemented.

Occupancy expense was $4,043,000 for the year ended December 31, 2001, compared with $3,217,000 for the same period in 2000, an increase of $826,000 or 25.7%, primarily resulting from office expansion for operational support departments, growth and ongoing enhancements to the bank's computer systems.

Audit, legal and other professional expenses decreased by $58,000, or 9.1%, in 2001 primarily resulting from a decrease in legal costs associated with the establishment of securities brokerage and insurance sales operations during 2000.

Advertising and public relations expenses decreased to $378,000 for the year ended December 31, 2001 from $644,000 for the same period in 2000 primarily due the marketing efforts associated with the Fleet branch acquisition completed in 2000.

Office and data processing supplies expense decreased to $475,000 for the year ended December 31, 2001 compared to $705,000 for the same period in 2000 primarily due to one-time costs associated with the Fleet branch acquisition completed in 2000.

Trust professional and custodial expenses increased by $140,000, or 27.8%, due to an increase in investment assets under management, additional services being provided by the financial services department, and increased professional fees as a percentage of assets.

Amortization of core deposit intangible assets was $133,000 for each of the years ended December 31, 2001 and 2000. The expense relates to the amortization of intangible assets resulting from the acquisition of two branches from Fleet National Bank on July 21, 2000. These intangible assets are being amortized on a straight-line basis over ten years.

Goodwill amortization expense associated with the Fleet branch acquisition increased to $659,000 for the year ended December 31, 2001, compared to $295,000 for the same period in 2000, due to the full year in effect in 2001, versus five months in 2000.

Trust preferred expense, relating to the issuance of trust preferred securities in March 2000, increased to $1,158,000 for the year ended December 31, 2001 compared to $895,000 for the same period in 2000, due to the full year effect in 2001.

Other operating expense increased to $2,508,000 for the year ended December 31, 2001 compared to $2,168,000 for the same period in 2000 primarily due to the bank's growth and the numerous strategic initiatives implemented during the 2001 period. The primary increases were for ATM's, contributions, and courier service, offset by decreases in office supplies and training expenses that were one-time costs in 2000 associated with the branch acquisitions.

Income Tax Expense

The company's effective tax rate for the year ended December 31, 2001 was 26.2% compared to 24.1% for the year ended December 31, 2000. The increase in rate was primarily due to higher pretax income, which lessened the impact of tax exempt municipal securities.

Accounting Rule Changes

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Intangible Assets." SFAS No. 141 requires that all business combinations initiated after September 30, 2001 be accounted for using the purchase method of accounting, and prohibits the use of the pooling-of-interests method for such transactions. The new standard also requires that goodwill acquired in such business combinations be measured using the definition included in APB Opinion No. 16, "Business Combinations" and initially recognized as an asset in the financial statements. The new standard also requires intangible assets acquired in any such business combination to be recognized as an asset apart from goodwill if they meet certain criteria.

SFAS No. 142 applies to all goodwill and intangible assets acquired in a business combination. Under the new standard, all goodwill, including goodwill acquired before initial application of the standard, should not be amortized but should be tested for impairment at least annually at the reporting unit level, as defined in the standard. Intangible assets other than goodwill should be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". Within six months of initial application of the new standard, a transitional impairment test must be performed on all goodwill. Any impairment loss recognized as a result of the transitional impairment test should be reported as a change in accounting principle before the end of the year of adoption.

The company adopted the new standard on January 1, 2002. During 2001, the company reported that the adoption of SFAS No. 142 was expected to increase annual net income by approximately $450,000 over the remaining amortization period ending in June 2010. However, subsequent to the company's disclosure but prior to formal adoption on January 1, 2002, the FASB clarified that goodwill as defined in SFAS No. 142 did not include the excess of amounts paid over net liabilities assumed in a bank or thrift branch acquisition and such amounts should continue to be accounted for in accordance with SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions". Consequently, goodwill continued to be amortized over a ten-year life and adoption of SFAS No. 142 was expected to have no impact on the consolidated financial statements of the company.

In October 2002, the FASB issued SFAS No. 147, "Acquisition of Certain Financial Institutions". SFAS 147 states that the excess of amounts paid over the fair value of the assets acquired and liabilities assumed in a bank or thrift branch acquisition that meets the definition of a business combination does represent goodwill, and should be accounted for under SFAS 142, and not under SFAS No. 72. Upon adoption of SFAS 147, the excess paid over the fair value of the assets acquired and net liabilities assumed in a business combination is required to be reclassified to goodwill, and any amortization expense recognized in 2002 must be reversed. The FASB permitted adoption of SFAS 147 as of September 30, 2002, and the company has adopted this new standard as of that date. The consolidated financial statements contained herein reflect these reclassifications retroactive to January 1, 2002.

Adoption of SFAS No. 147 is expected to increase the company's annual net income by approximately $435,000, net of taxes. However, an annual impairment test is required, with any resulting decline in the value of the goodwill associated with the prior branch acquisition being charged as an expense on the income statement and a reduction of such goodwill on the balance sheet.

Financial institutions that adopt SFAS No. 147 are required to restate previously issued financial statements as if the standard were in place for the institution upon adoption of SFAS No. 142 on January 1, 2002.

See Note 1 to the consolidated financial statements contained in Item 8 for further information regarding adoption of SFAS No. 147.

In December 2002, the FASB issued SFAS No 148, "Accounting for Stock Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Companies are able to eliminate a "ramp-up" effect that the SFAS No. 123 transition rule created in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of Statement No. 123 to require prominent disclosures in both the annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to SFAS No. 123 are effective for financial statements for fiscal years ending after December 15, 2002.

See paragraph (j), "Stock Options", included in Note 1 to the consolidated financial statements contained in Item 8.

In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation requires the recording at fair value of the issuance of guarantees, which would include the issuance of standby letters of credit. The disclosure provisions of this Interpretation have been implemented as of December 31, 2002 and the initial recognition and measurement provisions will be implemented beginning January 1, 2003. Adoption of the Interpretation is not expected to materially affect the company's financial condition, results of operations, earnings per share or cash flows.

See "Commitments, contingencies and Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk", in Note 14 to the consolidated financial statements contained in Item 8.

In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The company will adopt SFAS 145 in 2003. Adoption of the standard is not expected to materially affect the company's financial condition, results of operations, earnings per share or cash flows.

Massachusetts Department of Revenue Tax Dispute

Enterprise Realty Trust, Inc. ("ERT") is a real estate investment trust, which is 99.9% owned by the bank. Since the organization of ERT as a subsidiary of the bank, the company has paid state income taxes to the Commonwealth of Massachusetts based upon the position that the bank is authorized under the express provisions of the applicable Massachusetts statute to exclude 95% of all dividends received by the bank from ERT in calculating the bank's taxable income for Massachusetts state tax purposes and that ERT, as a qualified real estate investment trust, owes no state taxes on the amounts paid as dividends to the bank. The DOR has asserted that the company owes additional state taxes and interest totaling an aggregate amount of $2.3 million for the tax years ended December 31, 1999, 2000 and 2001 in connection with the bank's operation of ERT. The DOR has taken the position that either the income received by the bank in the form of dividends from ERT is fully taxable under applicable Massachusetts tax law or ERT itself should be subject directly to tax on such amounts. If the position that has been taken by the DOR is also applied to the tax year ended December 31, 2002, then the company would be required to pay additional Massachusetts income tax for such period totaling approximately $1.2 million. To the company's knowledge, it is one of approximately forty banking organizations located in Massachusetts that is involved in a tax dispute of this type with the DOR.

In addition, in 2003 the state legislature has passed, and Governor Romney has signed, a supplemental budget bill, which, among other provisions, makes certain changes to the state's tax laws on a current and retroactive basis back to 1999, which, if enforceable, would require the company to pay the additional taxes that the DOR seeks to collect for its tax years 1999 through 2002.

The company is currently disputing the DOR's assertion that it owes additional taxes for any prior years. The company has also been advised that the retroactive changes to the state's tax laws contained in the recently passed legislation are subject to constitutional challenge.

The company believes that it has complied fully with the applicable Massachusetts tax laws in deducting 95% of the dividends received by the bank from ERT in calculating its taxable income for Massachusetts tax purposes. The company also believes that ERT is a properly qualified real estate investment trust and, as such, owes no taxes to the Commonwealth of Massachusetts on any amounts that it has paid as dividends to the bank in prior years. Moreover, the company has been advised that the constitutionality of the retroactive changes to the state's tax laws contained in the recently passed legislation is questionable.

Nonetheless, as a result of the enactment of this new legislation, in the first quarter of 2003 the company will be required to record a one-time income tax expense of $1.9 million, net of federal income tax benefit and deferred tax asset, for the tax years ended December 31, 1999 through 2002.

The $1.9 million income tax expense consists of $3.5 million of state income tax liability, net of $1.2 million in federal income tax benefit and $0.4 million in deferred tax asset. The $3.5 million in state income tax liability consists of the following:

(i) payment to the Commonwealth of Massachusetts of $1.2 million as estimated state taxes due for the tax year ended December 31, 2002, which amount would be refunded if the company prevails in its current dispute with the DOR and if the retroactive feature of the new legislation, as it applies to 2002, is held to be unconstitutional; and

(ii) a liability for state income taxes to be paid of $2.3 million for the tax years ended December 31, 2001, 2000 and 1999, which will become payable to the Commonwealth of Massachusetts if the DOR prevails in its current dispute with the company or if the retroactive feature of the new legislation withstands constitutional challenge.

In addition, beginning in 2003 and for the periods thereafter, the company will record state income tax liability on ERT's taxable income.

Impact of Inflation and Changing Prices

A bank's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of a bank are monetary in nature. Management believes the impact of inflation on financial results depends upon the bank's ability to react to changes in interest rates and by such reaction, reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. As discussed previously, management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide net interest income fluctuations, including those resulting from inflation.

Various information shown elsewhere in this annual report will assist in the understanding of how well the bank is positioned to react to changing interest rates and inflationary trends. In particular, the Interest Margin Sensitivity Analysis contained in Item 7A and other maturity and repricing information of the bank's assets and liabilities in this report contain additional information.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Margin Sensitivity Analysis

The bank's primary market risk is interest rate risk, specifically, changes in the interest rate environment. The bank's investment and asset-liability committee ("the committee") is responsible for establishing policy guidelines on acceptable exposure to interest rate risk and liquidity. The committee is comprised of certain members of the Board of Directors of the company and certain senior managers of the bank. The primary objectives of the bank's asset-liability policy is to monitor, evaluate and control interest rate risk, as a whole, within certain tolerance levels while ensuring adequate liquidity and adequate capital. The committee establishes and monitors guidelines for the net interest margin sensitivity, equity to capital ratios, liquidity, FHLB borrowing capacity and loan to deposit ratio. The asset-liability strategies are reviewed on a periodic basis by management and presented and discussed with the committee on at least a quarterly basis. The asset-liability strategies are revised based on changes in interest rate levels, general economic conditions, competition in the marketplace, the current position of the bank, anticipated growth of the bank and other factors.

One of the principal factors in maintaining planned levels of net interest income is the ability to design effective strategies to cope with the impact on future net interest income of changes in interest rates. The balancing of the changes in interest income from interest earning assets and the interest expense of interest bearing liabilities is done through the asset-liability management program. The bank's simulation model analyzes various interest rate scenarios. Varying the future interest rate environment affects prepayment speeds, reinvestment rates, maturities of investments due to call provisions, changes in interest rates on various assets and liability accounts based on different indices, and other factors, which vary under the different scenarios. The committee periodically reviews guidelines or restrictions contained in the asset-liability policy and adjusts them accordingly. The bank's current asset-liability policy is designed to limit the impact on the cumulative net interest income to 10% in the 24-month period following the date of the analysis, in a rising and falling rate analysis of 100 and 200 basis points, spread evenly over the applicable time frame.

The following table summarizes the projected cumulative net interest income for a 24-month period as of December 31, 2002, simulated under three rate scenarios: (i) a 200 basis point upward shift in the prime rate, (ii) no change in the prime rate, and (iii) a 100 basis point downward shift in the prime rate. Rates on the bank's interest sensitive asset and liabilities (i.e., deposit, loan, and investment rates) have been changed accordingly.

It should be noted that the interest rate scenarios used do not necessarily reflect management's view of the "most likely" change in interest rates over the next 24 months. Furthermore, since a static balance sheet is assumed, the results do not reflect the anticipated future net interest income of the company.

	December 31,2002		
($ in thousands)	Rates Rise 200 BP	Rates Unchanged	Rates Fall 100 BP
Interest Earning Assets:			
Loans	$ 55,297	$ 48,595	$ 45,288
Mortgage backed securities	17,732	17,985	16,734
Other investments	7,580	6,592	6,592
Total interest income	80,609	73,172	68,614
Interest Earning Liabilities:			
Time deposits	9,543	7,297	6,318
PIC, money market, savings	11,202	7,001	4,623
FHLB borrowings and repurchase agreements	1,017	505	249
Total interest expense	21,762	14,803	11,190
Net interest income	$ 58,847	$ 58,369	$ 57,424

As of December 31, 2002, the above analysis indicates that the sensitivity of the net interest margin was in compliance with the bank's current asset-liability policy. Management estimates that over a 24-month period net interest income will increase in a rising rate environment and decrease in a declining rate environment due to the company being more asset than liability sensitive.

The results and conclusions reached from the December 31, 2002 simulation are not significantly different from the December 31, 2001 simulation set forth below, which used a 200 basis point rate shock methodology.

	December 31,2001		
($ in thousands)	Rates Rise 200 BP	Rates Unchanged	Rates Fall 200 BP
Interest Earning Assets	$ 88,615	$ 80,231	$ 71,951
Interest Earning Liabilities	24,982	18,490	11,997
Net interest income	$ 63,633	$ 61,741	$ 59,954

Maturity and composition information of the bank's loan portfolio, investment portfolio, certificates of deposit, and other borrowings are contained in Part I, Item 1, under the captions "Lending", "Investment Activities" and "Source of Funds" and in Part II, Item 8, in Notes 2,3,6 and 7 to the company's consolidated financial statements. Management uses this information in the simulation model along with other information about the bank's assets and liabilities. Management makes certain prepayment assumptions based on an analysis of market consensus and management projections, regarding how the factors discussed above will affect the assets and liabilities of the company as rates change. One of the more significant changes in the anticipated maturity of assets occurs in the investment portfolio, specifically the reaction of mortgage backed securities (including collateralized mortgage obligations) and callable securities as rates change.

Management also periodically assesses sensitivity of the change in the net value of assets and liabilities (Market Value of Equity, "MVE") under different scenarios. As interest rates rise, the value of interest-bearing assets generally declines while the value of interest-bearing liabilities increases. Management monitors the MVE on at least an annual basis. Although management does consider the effect on the MVE when making asset-liability strategy decisions, the primary focus is on managing the effect on the net interest margin under changing rate environments.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

KPMG

<u>Independent Auditors' Report</u>

The Board of Directors
Enterprise Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of Enterprise Bancorp, Inc. and subsidiaries (the "company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enterprise Bancorp, Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and SFAS No. 147, "Acquisition of Certain Financial Institutions."

KPMG LLP

March 6, 2003
Boston, Massachusetts

ENTERPRISE BANCORP, INC.

Consolidated Balance Sheets

December 31, 2002 and 2001

($ in thousands)	2002	2001
Assets		
Cash and equivalents:		
Cash and due from banks (Note 14)	$ 45,778	$ 31,361
Daily federal funds sold	-	6,500
Total cash and cash equivalents	45,778	37,861
Investment securities at fair value (Notes 2 and 7)	239,096	197,060
Loans, less allowance for loan losses of $9,371 in 2002 and $8,547 in 2001 (Notes 3 and 7)	404,752	367,780
Premises and equipment (Note 4)	13,144	12,136
Accrued interest receivable (Note 5)	3,406	3,586
Deferred income taxes, net (Note 12)	1,978	2,034
Prepaid expenses and other assets	3,786	2,990
Income taxes receivable	93	301
Core deposit intangible, net of amortization	1,007	1,140
Goodwill, net of amortization	5,656	5,656
Total assets	$ 718,696	$ 630,544
Liabilities, Trust Preferred Securities and Stockholders' Equity		
Deposits (Note 6)	$ 636,777	$ 526,953
Short-term borrowings (Notes 2 and 7)	17,233	44,449
Escrow deposits of borrowers (Note 6)	1,256	931
Accrued expenses and other liabilities	2,364	4,185
Accrued interest payable	486	805
Total liabilities	658,116	577,323
Commitments and contingencies (Notes 4, 7, 13 and 14)		
Trust preferred securities (Note 8)	$ 10,500	$ 10,500
Stockholders' equity (Notes 1, 9 and 10):		
Preferred stock, $0.01 par value per share; 1,000,000 shares authorized; no shares issued	-	-
Common stock $0.01 par value per share; 10,000,000 shares authorized; 3,532,128 and 3,461,999 shares issued and outstanding at December 31, 2002 and 2001, respectively	35	35
Additional paid-in capital	19,704	18,654
Retained earnings	25,873	20,715
Accumulated other comprehensive income	4,468	3,317
Total stockholders' equity	50,080	42,721
Total liabilities, trust preferred securities and stockholders' equity	$ 718,696	$ 630,544

See accompanying notes to consolidated financial statements.

ENTERPRISE BANCORP, INC.

Consolidated Statements of Income

Years Ended December 31, 2002, 2001 and 2000

($ in thousands, except per share data)	2002	2001	2000
Interest and divided income:			
Loans	$ 28,408	$ 28,776	$ 26,498
Investment securities	10,588	11,927	11,307
Federal funds sold	233	837	341
Total interest income	39,229	41,540	38,146
Interest expense:			
Deposits	9,399	11,748	12,302
Borrowed funds	324	2,369	3,827
Total interest expense	9,723	14,117	16,129
Net interest income	29,506	27,423	22,017
Provision for loan losses (Note 3)	1,325	2,480	603
Net interest income after provision for loan losses	28,181	24,943	21,414
Non-interest income:			
Investment management and trust service fees	1,992	1,834	1,523
Deposit service fees	1,859	1,548	938
Net gains on sales of investment securities (Note 2)	1,341	941	129
Gains on sales of loans	547	371	95
Other income	873	811	613
Total non-interest income	6,612	5,505	3,298
Non-interest expense:			
Salaries and employee benefits (Note 11)	14,339	13,225	10,847
Occupancy expenses (Note 4 and 13)	4,908	4,043	3,217
Audit, legal and other professional fees	1,063	577	635
Advertising and public relations	631	378	644
Office and data processing supplies	557	475	705
Trust professional and custodial expenses	749	644	504
Core deposit intangible amortization expense	133	133	56
Goodwill amortization expense	-	659	295
Trust preferred expense	1,158	1,158	895
Other operating expenses	2,554	2,508	2,168
Total non-interest expense	26,092	23,800	19,966
Income before income taxes	8,701	6,648	4,746
Income tax expense (Note 12)	2,395	1,744	1,142
Net income	$ 6,306	$ 4,904	$ 3,604
Basic earnings per share	$ 1.80	$ 1.43	$ 1.08
Diluted earnings per share	$ 1.75	$ 1.39	$ 1.07
Basic weighted average common shares outstanding	3,494,818	3,432,255	3,322,364
Diluted weighted average common shares outstanding	3,611,712	3,530,965	3,369,025

See accompanying notes to consolidated financial statements.

ENTERPRISE BANCORP, INC.

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2002, 2001 and 2000

($ in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Comprehensive Income Period	Comprehensive Income Accumulated	Total Stockholders' Equity
Balance at December 31, 1999	3,229,893	$ 32	$ 16,149	$ 14,026		$ (2,744)	$ 27,463
Comprehensive income							
Net Income				3,604	3,604		3,604
Unrealized depreciation on securities, net of reclassification					4,229	4,229	4,229
Total comprehensive income					$ 7,833		
Tax benefit on non qualified stock option exercised		-	377				377
Common stock dividend declared ($0.2500 per share)				(837)			(837)
Common stock issued	55,804	1	585				586
Stock options exercised (Note 10)	122,970	1	732				733
Balance at December 31, 2000	3,408,667	$ 34	$ 17,843	$ 16,793		$ 1,485	$ 36,155
Comprehensive income							
Net Income				4,904	4,904		4,904
Unrealized appreciation on securities, net of reclassification					1,832	1,832	1,832
Total comprehensive income					$ 6,736		
Common stock dividend declared ($0.2875 per share)				(982)			(982)
Common stock issued	48,182	1	763				764
Stock options exercised (Note 10)	5,150	-	48				48
Balance at December 31, 2001	3,461,999	$ 35	$ 18,654	$ 20,715		$ 3,317	$ 42,721
Comprehensive income							
Net Income				6,306	6,306		6,306
Unrealized appreciation on securities, net of reclassification					1,151	1,151	1,151
Total comprehensive income					$ 7,457		
Tax benefit on non-qualified stock options Exercised		-	4				4
Common stock dividend declared ($0.3300 per share)				(1,148)			(1,148)
Common stock issued	49,779	-	896				896
Stock options exercised (Note 10)	20,350	-	150				150
Balance at December 31, 2002	3,532,128	$ 35	$ 19,704	$ 25,873		$ 4,468	$ 50,080

Disclosure of reclassification amount:	2002	2001	2000
Gross unrealized appreciation arising during the period	$ 3,085	$ 3,717	$ 6,515
Income taxes	(1,049)	(1,264)	(2,201)
Net unrealized holding appreciation, net of tax	2,036	2,453	4,314
Less: reclassification adjustment on gains included in net income (net of $456, $320, $44 tax, respectively)	885	621	85
Net unrealized appreciation on securities, net of reclassification	$ 1,151	$ 1,832	$ 4,229

See accompanying notes to consolidated financial statements.

ENTERPRISE BANCORP, INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2002, 2001 and 2000

($ in thousands)	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 6,306	$ 4,904	$ 3,604
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,325	2,480	603
Depreciation and amortization	3,212	2,312	1,717
Amortization of intangible assets	133	791	351
Net gains on sale of investments	(1,341)	(941)	(129)
Gain on sale of loans	(547)	(371)	(95)
(Increase) decrease in:			
Loans held for sale, net of gain	(2,124)	12	(3)
Accrued interest receivable	180	492	(814)
Prepaid expenses and other assets	(796)	(454)	(1,145)
Deferred income taxes	(537)	(767)	(325)
Income taxes receivable	208	114	(160)
Increase (decrease) in:			
Accrued expenses and other liabilities	(1,821)	409	1,486
Accrued interest payable	(319)	(226)	674
Net cash provided by operating activities	3,879	8,755	5,764
Cash flows from investing activities:			
Proceeds from sales of investment securities	42,075	17,589	10,971
Proceeds from maturities, calls and pay-downs of investment securities	59,071	57,671	14,392
Purchase of investment securities	(140,739)	(83,608)	(50,558)
Net increase in loans	(35,626)	(64,104)	(50,645)
Additions to premises and equipment, net	(3,578)	(3,358)	(4,946)
Cash paid for assets in excess of liabilities	-	-	(7,688)
Net cash used in investing activities	(78,797)	(75,810)	(88,474)
Cash flows from financing activities:			
Net increase in deposits	109,824	64,978	128,552
Net decrease in short-term borrowings	(27,216)	(13,822)	(20,496)
Proceeds from issuance of trust preferred securities	-	-	10,500
Net (decrease) increase in escrow deposits of borrowers	325	(175)	311
Cash dividends paid	(1,148)	(982)	(837)
Proceeds from issuance of common stock	896	764	586
Proceeds from exercise of stock options	154	48	1,110
Net cash provided by financing activities	82,835	50,811	119,726
Net increase (decrease) in cash and cash equivalents	7,917	(16,244)	37,016
Cash and cash equivalents at beginning of year	37,861	54,105	17,089
Cash and cash equivalents at end of year	$ 45,778	$ 37,861	$ 54,105

See accompanying notes to consolidated financial statements.

ENTERPRISE BANCORP, INC.

Consolidated Statements of Cash Flows
(Continued)

Years Ended December 31, 2002, 2001 and 2000

($ in thousands)	2002	2001	2000
Supplemental financial data:			
Cash Paid For:			
Interest	$ 10,042	$ 14,343	$ 16,337
Income taxes	2,069	2,462	1,348

See accompanying notes to consolidated financial statements.

ENTERPRISE BANCORP, INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2002, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements of Enterprise Bancorp, Inc. (the "company") include the accounts of the company and its wholly owned subsidiaries, Enterprise Bank and Trust Company (the "bank")and Enterprise (MA) Capital Trust I (the "Trust"). The trust is a statutory business trust created under the laws of Delaware and was organized on March 10, 2000 for the purpose of issuing trust preferred securities.

The bank has two wholly owned subsidiaries, Enterprise Insurance Services LLC and Enterprise Investment Services LLC. These subsidiaries were organized on March 21, 2000 for the purpose of engaging in insurance sales activities and offering non-deposit investment products and related securities brokerage services to its present and future customers. The bank also has a substantially owned subsidiary, Enterprise Realty Trust, Inc., which invests in commercial and residential mortgage loans originated by the bank and in investment securities.

The business and operations of the company are subject to the regulatory oversight of the Board of Governors of the Federal Reserve System. The Massachusetts Commissioner of Banks also retains supervisory jurisdiction over the company.

Enterprise Bank and Trust Company is a Massachusetts trust company, which commenced banking operations on January 3, 1989. The bank's main office is located at 222 Merrimack Street in Lowell, Massachusetts. The bank began offering trust services in June of 1992. Branch offices were opened in Chelmsford, Massachusetts in June of 1993, Leominster, Massachusetts in May of 1995, Billerica, Massachusetts in June of 1995, Tewksbury, Massachusetts in October of 1996, Dracut, Massachusetts in November of 1997, Westford, Massachusetts in November of 1999, and Lowell, Massachusetts in April of 2002. The bank also purchased two branches (in Chelmsford and Billerica) in July of 2000. The bank's deposit gathering and lending activities are conducted primarily in Lowell and the surrounding Massachusetts cities and towns of Andover, Billerica, Chelmsford, Dracut, Tewksbury, Tyngsboro, Westford, Leominster and Fitchburg. The bank offers a range of commercial and consumer services with a goal of satisfying the needs of individuals, professionals and growing businesses.

The bank's deposit accounts are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount provided by law. The FDIC and the Massachusetts Commissioner of Banks (the "Commissioner") have regulatory authority over the bank.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported values of assets and liabilities at the balance sheet date and income and expenses for the years then ended. Actual results, particularly regarding the estimate of the allowance for loan losses and impairment valuation of goodwill and other intangible assets may differ from these estimates.

(b) Reclassification

Certain amounts in previous years' financial statements have been reclassified to conform to the current year's presentation.

(c) Investment Securities

Investment securities that are intended to be held for indefinite periods of time but which may not be held to maturity or on a long-term basis are considered to be "available for sale" and are carried at fair value. Net unrealized appreciation and depreciation on investments available for sale, net of applicable income taxes, are reflected as a component of accumulated comprehensive income. Included as available for sale are securities that are purchased in connection with the company's asset-liability risk management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other related factors. In instances where the company has the positive intent to hold to maturity, investment securities will be classified as held to maturity and carried at amortized cost. At December 31, 2002 and 2001 all of the company's investment securities were classified as available for sale and carried at fair value. If a decline in market value of a security is considered other than temporary, the cost basis of the individual security is written down to market value and the loss is charged to net gains on sales of investment securities.

Investment securities' discounts are accreted and premiums are amortized over the period of estimated principal repayment using methods that approximate the interest method.

Gains or losses on the sale of investment securities are recognized at the time of sale on a specific identification basis.

(d) Loans

The company grants single family and multi-family residential loans, commercial real estate loans, commercial loans and a variety of consumer loans. In addition, the company grants loans for the construction of residential homes, multi-family properties, and commercial real estate properties and for land development. Most loans granted by the company are collateralized by real estate or equipment and/or are guaranteed by the borrower. The ability and willingness of the single family residential and consumer borrowers to honor their repayment commitments is generally dependent on the level of overall economic activity and real estate values within the borrowers' geographic areas. The ability and willingness of commercial real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate sector in the borrowers' geographic areas and the general economy.

Loans are reported at the principal amount outstanding, net of deferred origination fees and costs. Loan origination fees received, offset by direct loan origination costs, are deferred and amortized using the straight line method over five to seven years for lines of credit and demand notes or over the life of the related loans using the level-yield method for all other types of loans. When loans are sold or paid off, the unamortized fees and costs are recognized as income.

Loans held for sale are carried at the lower of aggregate amortized cost or market value, giving consideration to commitments to originate additional loans and commitments to sell loans. When loans are sold a gain or loss is recognized to the extent that the sales proceeds exceed or are less than the carrying value of the loans. Gains and losses are determined using the specific identification method.

Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or generally when a loan becomes contractually past due by 60 days or a mortgage loan becomes contractually past due by 90 days with respect to interest or principal. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when payments are brought current and when, in the judgment of management, the collectability of both principal and interest is reasonably assured. Payments received on loans in a non-accrual status are generally applied to principal.

Impaired loans are individually significant commercial and commercial real estate loans for which it is probable that the company will not be able to collect all amounts due in accordance with contractual terms. Impaired loans are accounted for, except those loans that are accounted for at fair value or at lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. Impaired loans exclude large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, loans that are measured at fair value and leases and debt securities as defined in SFAS No. 115. Management considers the payment status, net worth and earnings potential of the borrower, and the value and cash flow of the collateral as factors to determine if a loan will be paid in accordance with its contractual terms. Management does not set any minimum delay of payments as a factor in reviewing for impaired classification. Impaired loans are charged off when management believes that the collectability of the loan's principal is remote.

(e) Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes that the collectability of the loan principal is unlikely. Recoveries on loans previously charged-off are credited to the allowance.

The bank uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements: identification of specific loan losses, general loss allocations for certain loan types based on credit grade and loss experience factors, and general loss allocations for other economic or market factors. The methodology includes analysis of individual loans deemed to be impaired in accordance with the terms of SFAS 114. Other individual commercial and commercial mortgage loans are evaluated using an internal rating system and the application of loss allocation factors. The loan rating system and the related loss allocation factors take into consideration the borrower's financial condition, the borrower's performance with respect to loan terms and the adequacy of collateral. Portfolios of more homogenous populations of loans, including residential mortgages and consumer loans, are analyzed as groups taking into account delinquency ratios and other indicators, the bank's historical loss experience and comparison to industry standards of loss allocation factors for each type of credit product. Finally, an additional allowance is maintained, if necessary, based on a subjective process whereby management considers qualitative and quantitative assessments of other factors, including industry concentrations, results of regulatory examinations, historical charge-off and recovery experience, character and size of the loan portfolio, trends in loan volume, delinquencies and non-performing loans, the strength of the local and national economy, interest rates and other changes in the portfolio. The allowance for loan losses is management's estimate of the probable loan losses incurred as of the balance sheet date.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the company's allowance for loan losses. Such agencies may require the company to recognize additions to the allowance based on judgments different from those of management.

(f) Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Fully depreciated assets have been removed from the premises and equipment inventory. Depreciation or amortization is computed on a straight-line basis over the lesser of the estimated useful lives of the asset or the respective lease term (with renewal options) for leasehold improvements as follows:

Buildings	25 years
Building renovations	10 to 15 years
Leasehold improvements	10 years
Computer software and equipment	3 to 5 years
Furniture, fixtures and equipment	3 to 7 years

(g) Impairment of Impairment of Long-Lived Assets Other than Goodwill

The bank reviews long-lived assets, including premises and equipment, for impairment on an ongoing basis or whenever events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. If impairment is determined to exist, any related impairment loss is recognized through a charge to earnings. Impairment losses on assets disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

(h) Goodwill and Core Deposit Intangible Assets

On July 21, 2000 the bank completed its acquisition of two Fleet National Bank branch offices. The excess of cost over the fair market value of assets acquired and liabilities assumed of approximately $7.9 million has been allocated to core deposit intangible assets and goodwill, which were valued at $1.3 million and $6.6 million, respectively, at the acquisition date. Core deposit intangible assets are reviewed for impairment regularly. Goodwill is evaluated for impairment at least annually using various fair value techniques including earnings and book value multiples.

(i) Income Taxes

The company uses the asset and liability method of accounting for income taxes. Under this method deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities will be adjusted accordingly through the provision for income taxes.

(j) Stock Options

The company measures compensation cost for stock-based compensation plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, no compensation cost is recorded if, at the grant date, the exercise price of the options is equal or greater than to the fair market value of the company's common stock.

Had the company determined compensation expense based on the fair value at the grant date for its stock options under SFAS 123, the company's net income would have been reduced to the pro forma amounts indicated below:

($ in thousands, except per share data)	2002	2001	2000
Net income as reported	$ 6,306	$ 4,904	$ 3,604
Pro forma net income	6,176	4,771	3,490
Basic earnings per share as reported	1.80	1.43	1.08
Pro forma basic earnings per share	1.77	1.39	1.05
Fully diluted earnings per share as reported	1.75	1.39	1.07
Pro forma fully diluted earnings per share	1.71	1.35	1.04

The per share weighted average fair value of stock options was determined to be $4.78 and $4.59 for options granted in 2002 and 2001. There were no options granted in 2000. The fair value of the options was determined to be 24% and 29% of the market value of the stock at the date of grant in 2002 and 2001, respectively. The value was determined by a binomial distribution model. The assumptions used in the model at the last option grant date for the risk-free interest rate, expected volatility, dividend yield and expected life in years were 4.58%, 12.5%, 1.65% and 6, respectively. The assumptions used for the 2001 grant for the risk-free interest rate, expected volatility, dividend yield and expected life in years were 4.96%, 12.5%, 1.80% and 6, respectively.

(k) Investment Management & Trust Services

Securities and other property held in a fiduciary or agency capacity are not included in the consolidated balance sheets because they are not assets of the company. Investment assets under management, consisting of assets managed by the trust division, investment services division, and the Federated sweep product, totaled $314.1 million and $311.6 million at December 31, 2002 and 2001 respectively. Income is reported on an accrual basis.

(l) Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the effect on weighted average shares outstanding of the number of additional shares outstanding if dilutive stock options were converted into common stock using the treasury stock method. The increase in average shares outstanding, using the treasury stock method, for the diluted earnings per share calculation were 116,894, 98,710, and 46,661 for the years ended December 31, 2002, 2001 and 2000, respectively.

(m) Reporting Comprehensive Income

Comprehensive Income is defined as all changes to equity except investments by and distributions to stockholders. Net income is one component of comprehensive income, with other components referred to in the aggregate as other comprehensive income.

(n) Derivatives

The company recognizes all derivatives as either assets or liabilities in its balance sheet and measures those instruments at fair market value. The company establishes at the inception of a hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The company had no material derivatives and no hedge accounting transactions at December 31, 2002 and 2001, respectively.

(o) Other Accounting Rule Changes

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Intangible Assets". SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting, and prohibits the use of the pooling-of-interests method for such transactions. The new standard also requires that goodwill acquired in such business combinations be measured using the definition included in APB Opinion No. 16, "Business Combinations", and initially recognized as an asset in the financial statements. The new standard also requires intangible assets acquired in any such business combination to be recognized as an asset apart from goodwill if they meet certain criteria.

SFAS No. 142 applies to all goodwill and intangible assets acquired in a business combination. Under the new standard, all goodwill, including goodwill acquired before initial application of the standard, should not be amortized but should be tested for impairment at least annually at the reporting unit level, as defined in the standard. Intangible assets other than goodwill should be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Within six months of initial application of the new standard, a transitional impairment test must be performed on all goodwill. Any impairment loss recognized as a result of the transitional impairment test should be reported as a change in accounting principle before the end of the year of adoption.

The company adopted the new standard on January 1, 2002. During 2001, the company reported that the adoption of SFAS No. 142 was expected to increase annual net income by approximately $450,000 over the remaining amortization period ending in June 2010. However, subsequent to the company's disclosure but prior to formal adoption on January 1, 2002, the FASB clarified that goodwill as defined in SFAS No. 142 did not include the excess of amounts paid over net liabilities assumed in a bank or thrift branch acquisition and such amounts should continue to be accounted for in accordance with SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions". Consequently, goodwill continued to be amortized over a ten-year life and adoption of SFAS No. 142 was expected to have no impact on the consolidated financial statements of the company.

In October 2002, the FASB issued SFAS No. 147, "Acquisition of Certain Financial Institutions". SFAS 147 states that the excess of amounts paid over the fair value of the assets acquired and liabilities assumed in a bank or thrift branch acquisition that meets the definition of a business combination does represent goodwill, and should be accounted for under SFAS 142, and not under SFAS No. 72. Upon adoption of SFAS 147, the excess paid over the fair value of the assets acquired and net liabilities assumed in a business combination is required to be reclassified to goodwill, and any amortization expense recognized in 2002 must be reversed. The FASB permitted adoption of SFAS 147 as of September 30, 2002, and the company has adopted this new standard as of that date. The consolidated financial statements contained herein reflect these reclassifications retroactive to January 1, 2002.

Adoption of SFAS 147 increased the company's annual net income by approximately $435,000, net of taxes. However, an annual impairment test is required, with any resulting decline in the value of the goodwill associated with the prior branch acquisition being charged as an expense on the income statement and a reduction of such goodwill on the balance sheet.

Financial institutions that adopt SFAS 147 are required to restate previously issued financial statements as if the standard were in place for the institution upon adoption of SFAS 142 on January 1, 2002.

The changes in the carrying amount of goodwill and core deposit intangibles for the years ended December 31, 2001 and 2002 are as follows:

($ in thousands)	Goodwill	Core Deposit Intangible	Total Identifiable Intangibles
Balance at December 31, 2000	$ 6,315	$ 1,273	$ 7,588
Amortization expense	659	133	792
Balance at December 31, 2001	5,656	1,140	6,796
Amortization expense	-	133	133
Balance at December 31, 2002	$ 5,656	$ 1,007	$ 6,663

Annual amortization expense is expected to remain at $133,000 through 2010.

The following information reflects the retroactive application of SFAS No. 147 for the years ended December 31, 2002, 2001 and 2000 had the standard been applicable in 2000:

($ in thousands, except per share data)	2002	2001	2000
Net income as reported	$ 6,306	$ 4,904	$ 3,604
Goodwill amortization, net of tax	-	435	195
Adjusted net income	$ 6,306	$ 5,339	$ 3,799
Earnings per share:			
Basic			
Net income as reported	$ 1.80	$ 1.43	$ 1.08
Goodwill amortization, net of tax	-	0.13	0.06
Adjusted net income	$ 1.80	$ 1.56	$ 1.14
Diluted:			
Net income as reported	$ 1.75	$ 1.39	$ 1.07
Goodwill amortization, net of tax	-	0.12	0.06
Adjusted net income	$ 1.75	$ 1.51	$ 1.13

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure". SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Companies are able to eliminate a "ramp-up" effect that the SFAS No. 123 transition rule created in the year of adoption. Companies can choose to elect a method that will provide for comparability amongst years reported. In addition, this Statement amends the disclosure requirement of Statement No. 123 to require prominent disclosures in both the annual and interim financial statements about the fair value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to SFAS No. 123 are effective for financial statements for fiscal years ended after December 15, 2002, while the disclosures to be provided in interim financial reports will be required for interim periods beginning after December 15, 2002. See paragraph (j) above for pro forma information under SFAS No. 123.

In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation requires the recording at fair value the issuance of guarantees, which would include the issuance of standby letters of credit. The disclosure provisions of this Interpretation have been implemented as of December 31, 2002 and the initial recognition and measurement provisions will be implemented beginning January 1, 2003. Adoption of the Interpretation is not expected to materially affect the company's financial condition, results of operations, earnings per share or cash flows. See "Commitments, contingencies and Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk", in Note 14 to the consolidated financial statements contained in Item 8.

In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The company will adopt SFAS 145 in 2003. Adoption of the standard is not expected to materially affect the company's financial condition, results of operations, earnings per share or cash flows.

(2) Investment Securities

The amortized cost and estimated fair values of investment securities at December 31, are summarized as follows:

	2002			
($ in thousands)	Amortized cost	Unrealized appreciation	Unrealized depreciation	Fair value
MBS/CMO	$ 177,579	$ 3,702	$ 258	$ 181,023
Municipal obligations	50,447	3,325	-	53,772
Total bonds and obligations	228,026	7,027	258	234,795
Certificates of Deposit	1,000	-	-	1,000
Federal Home Loan Bank stock, at cost	3,301	-	-	3,301
Total investment securities	$ 232,327	$ 7,027	$ 258	$ 239,096

	2001			
($ in thousands)	Amortized cost	Unrealized appreciation	Unrealized depreciation	Fair value
U.S. agency obligations	$ 14,791	$ 963	$ 95	$ 15,659
MBS/CMO	117,598	2,813	58	120,353
Municipal obligations	56,345	1,594	192	57,747
Total bonds and obligations	188,734	5,370	345	193,759
Federal Home Loan Bank stock, at cost	3,301	-	-	3,301
Total investment securities	$ 192,035	$ 5,370	$ 345	$ 197,060

Included in municipal obligations are investments that can be called prior to final maturity with fair values of $28,032,000 and $28,235,000 at December 31, 2002 and 2001, respectively.

At December 31, 2002, securities with a fair value of $13,891,000 were pledged as collateral for short-term borrowings (Note 7) and securities with a fair value of $1,005,000 were pledged as collateral for treasury, tax and loan deposits. At December 31, 2001, securities with a fair value of $73,876,000 were pledged as collateral for short-term borrowings (Note 7) and securities with a fair value of $1,034,000 were pledged as collateral for treasury, tax and loan deposits.

The contractual maturity distribution of total bonds and obligations at December 31, 2002 is as follows:

($ in thousands)	Amortized cost	Percent	Fair Value	Percent
Within one year	$ 3,363	1.47%	$ 3,443	1.47%
After one but within three years	11,901	5.22	12,611	5.37
After three but within five years	16,284	7.14	17,349	7.39
After five but within ten years	31,258	13.71	33,384	14.22
After ten years	165,220	72.46	168,008	71.55
Total investment securities	$ 228,026	100.00%	$ 234,795	100.00%

Mortgage-backed securities are shown at their final maturity but are expected to have shorter average lives due to principal prepayments

Sales and calls of investment securities for the years ended December 31, 2002, 2001, and 2000 are summarized as follows:

($ in thousands)	2002	2001	2000
Book value of securities sold or called	$ 42,803	$ 45,828	$ 11,252
Gross realized gains on sales/calls	1,348	941	139
Gross realized losses on sales/calls	(7)	-	(10)
Total proceeds from sales or calls of investment securities	$ 44,144	$ 46,769	$ 11,381

(3) Loans and Loans Held for Sale

Major classifications of loans and loans held for sale at December 31, are as follows:

($ in thousands)	2002	2001
Real estate:		
Commercial	$ 171,637	$ 159,117
Construction	39,078	32,428
Residential	47,607	59,967
Total real estate	258,322	251,512
Commercial	122,144	94,762
Home equity	29,937	24,594
Consumer	5,075	6,697
Total loans	415,478	377,565
Deferred loan origination fees	(1,355)	(1,238)
Allowance for loan losses	(9,371)	(8,547)
Net loans and loans held for sale	$ 404,752	$ 367,780

Included in the residential loan category are loans held for sale amounting to $2.8 million and $0.7 million at December 31, 2002 and 2001, respectively.

Directors, officers, principal stockholders and their associates are credit customers of the company in the normal course of business. All loans and commitments included in such transactions are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and do not involve more than a normal risk of collectability or present other unfavorable features. As of December 31, 2002 and 2001, the outstanding loan balances to directors and officers of the company and their associates was $6.3 million and $6.5 million, respectively. Unadvanced portions of lines of credit available to directors and officers were $7.5 million and $3.3 million, as of December 31, 2002 and 2001, respectively. During 2002, new loans and net increases in loan balances on lines of credit under existing commitments of $2.1 million were made and principal pay-downs of $2.3 million were received. All loans to these related parties are current.

Non-accrual loans at December 31, are summarized as follows:

($ in thousands)	2002	2001
Real estate	$ 453	$ 503
Commercial	1,451	1,337
Consumer, including home equity	11	34
Total non-accrual	$ 1,915	$ 1,874

There were no commitments to lend additional funds to those borrowers whose loans were classified as non-accrual at December 31, 2002, 2001, and 2000. The reduction or increase in interest income for the years ended December 31, associated with non-accruing loans is summarized as follows:

($ in thousands)	2002	2001	2000
Income in accordance with original loan terms	$ 229	$ 287	$ 269
Income recognized	213	128	306
Reduction/(increase) in interest income	$ 16	$ 159	$ (37)

The increase in income recognized in 2002 resulted primarily from the settlement of a loan relationship that had been carried as non-performing and impaired since 1992.

At December 31, 2002 and 2001, total impaired loans were $3.3 million and $1.3 million, respectively. In the opinion of management, there were no impaired loans requiring an allocated reserve at December 31, 2002 and 2001, respectively. All of the $3.3 million of impaired loans have been measured using the fair value of the collateral method. During the years ended December 31, 2002 and 2001, the average recorded value of impaired loans was $1.7 million and $0.9 million, respectively. Included in the reduction /(increase) in interest income in the table above is $99,000 and $85,000 of interest income that was not recognized on loans that were deemed impaired as of December 31, 2002 and 2001, respectively. All payments received on non-accrual loans deemed to be impaired loans are applied to principal. The company is not committed to lend additional funds on any loans that are considered impaired.

Changes in the allowance for loan losses for the years ended December 31, are summarized as follows:

($ in thousands)	2002	2001	2000
Balance at beginning of year	$ 8,547	$ 6,220	$ 5,446
Provision charged to operations	1,325	2,480	603
Addition related to acquired loans	-	-	250
Loan recoveries	247	72	207
Loans charged off	(748)	(225)	(286)
Balance at end of year	$ 9,371	$ 8,547	$ 6,220

At December 31, 2002, 2001 and 2000, the bank was servicing mortgage loans sold to investors amounting to $16,861,000, $21,646,000, and $25,699,000, respectively.

(4) Premises and Equipment

Premises and equipment at December 31, are summarized as follows:

($ in thousands)	2002	2001
Land	$ 1,374	$ 1,373
Buildings and leasehold improvements	10,786	10,255
Computer software and equipment	4,801	4,295
Furniture, fixtures and equipment	3,455	2,727
	20,416	18,650
Less accumulated depreciation	(7,272)	(6,514)
	$ 13,144	$ 12,136

The company is obligated under various non-cancelable operating leases, some of which provide for periodic adjustments. At December 31, 2002 minimum lease payments for these operating leases were as follows:

($ in thousands)	
Payable in:	
2003	$ 643
2004	544
2005	250
2006	101
Thereafter	53
Total minimum lease payments	$ 1,591

Total rent expense for the years ended December 31, 2002, 2001 and 2000 amounted to $662,000, $638,000 and $581,000, respectively.

ENTERPRISE BANCORP, INC.

Notes to Consolidated Financial Statements

(5) Accrued Interest Receivable

Accrued interest receivable consists of the following at December 31:

($ in thousands)	2002	2001
Investments	$ 1,531	$ 1,640
Loans and loans held for sale	1,875	1,946
	$ 3,406	$ 3,586

(6) Deposits and Escrow Deposits of Borrowers

Deposits at December 31, are summarized as follows:

($ in thousands)	2002	2001
Demand and escrow deposits of customers	$ 118,440	$ 107,931
Savings	126,595	70,970
Personal interest checking	148,873	118,844
Money market	91,450	77,817
Time deposits less than $100,000	105,564	103,249
Time deposits of $100,000 or more	47,111	49,073
	$ 638,033	$ 527,884

Interest expense on time deposits with balances of $100,000 or more amounted to $1,642,000, $2,353,000, and $3,438,000, in 2002, 2001 and 2000, respectively

The following table shows the scheduled maturities of time deposits with balances less than $100,000 and greater than $100,000 at December 31, 2002:

($ in thousands)	Less than $100,000	Greater than $100,000	Total
Due in less than three months	$ 32,013	$ 21,275	$ 53,288
Due in over three through twelve months	50,802	19,539	70,341
Due in over twelve through thirty six months	22,749	6,297	29,046
Due in over three years	-	-	-
	$ 105,564	$ 47,111	$ 152,675

(7) Other Borrowings

Borrowed funds at December 31, are summarized as follows:

	2002		2001		2000	
($ in thousands)	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
Securities sold under agreements to repurchase	$ 763	1.40%	$ 43,979	1.64%	$ 57,801	5.86%
Federal Home Loan Bank of Boston Borrowings	16,470	1.44%	470	5.94%	470	5.94%
	$ 17,233	1.44%	$ 44,449	1.68%	$ 58,271	5.86%

Securities sold under agreement to repurchase averaged $15,960,000, $65,511,000, and $39,782,000 during 2002, 2001, and 2000, respectively. Maximum amounts outstanding at any month end during 2002, 2001, and 2000 were $48,058,000, $76,129,000, and $57,801,000, respectively. The average cost of repurchase agreements was 1.77%, 3.56%, and 5.71% during 2002, 2001, and 2000, respectively. The reductions in 2002 reflects the bank's continued transition during the first five months of 2002 of the investment portion of the bank's commercial sweep accounts from overnight repurchase agreements secured by municipal securities held by the bank to money market mutual funds managed by Federated Investors, Inc.

Securities sold under agreements to repurchase at December 31, 2002 have maturities ranging from one to six months, with a weighted average term of 56 days. Federal Home Loan Bank borrowings consisted of two advances: $16.0 million in overnight borrowings and $0.5 million in a fifteen year term advance maturing in 2013.

The bank became a member of the Federal Home Loan Bank of Boston ("FHLB") in March 1994. FHLB borrowings averaged $1,167,000, $722,000, and $24,753,000 during 2002, 2001, and 2000, respectively. Maximum amounts outstanding at any month end during 2002, 2001, and 2000 were $16,470,000, $470,000, and $61,300,000, respectively. The average cost of FHLB borrowings was 3.47%, 4.96%, and 6.29% during 2002, 2001, and 2000, respectively. Borrowings from the FHLB are secured by the bank's investment portfolio not otherwise pledged, FHLB stock, 1-4 family owner occupied residential loans and the bank's pledge of its stock investment in Enterprise Realty Trust, Inc.

As a member of the FHLB, the bank has access to a pre-approved overnight line of credit for up to 5% of its total assets and the capacity to borrow an amount up to the value of its qualified collateral, as defined by the FHLB. At December 31, 2002, the bank had the additional capacity to borrow up to approximately $173,354,000 from the FHLB, which includes a pre-approved overnight line of credit in the amount of $11.0 million.

(8) Trust Preferred Securities

On March 10, 2000 the company organized Enterprise (MA) Capital Trust I (the "Trust"), a statutory business trust created under the laws of Delaware. The company is the owner of all the common shares of beneficial interest of the Trust. On March 23, 2000 the Trust issued $10.5 million of 10.875% trust preferred securities. The trust preferred securities have a thirty-year maturity and may be redeemed at the option of the Trust after ten years. The proceeds from the sale of the trust preferred securities were used by the Trust, along with the company's $0.3 million capital contribution, to acquire $10.8 million in aggregate principal amount of the company's 10.875% Junior Subordinated Deferrable Interest Debentures due 2030. The company has, through the Declaration of Trust establishing the Trust, fully and unconditionally guaranteed on a subordinated basis all of the Trust's obligations with respect to distributions and amounts payable upon liquidation, redemption or repayment.

(9) Stockholders' Equity

The company's authorized capital is divided into common stock and preferred stock. The company is authorized to issue 10,000,000 shares of common stock and 1,000,000 shares of preferred stock.

Holders of common stock are entitled to one vote per share, and are entitled to receive dividends if and when declared by the board of directors. Dividend and liquidation rights of the common stock may be subject to the rights of any outstanding preferred stock.

The company maintains a dividend reinvestment plan pursuant to which shareholders may elect to reinvest some or all of any cash dividends they may receive in shares of the company's common stock at a purchase price equal to fair market value. Shares issued under the plan may be newly issued or treasury shares. In 2002 the company issued 42,717 shares under the plan at a per share purchase price of $18.22. In 2001 the company issued 39,770 shares under the plan at a per share purchase price of $16.35.

The company maintains a shareholders rights plan pursuant to which each share of common stock includes a right to purchase under certain circumstances one-two hundredth of a share of the company's Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $37.50 per one-two hundredth of a preferred share, subject to adjustment, or, in certain circumstances, to receive cash, property, shares of common stock or other securities of the company. The rights are not presently exercisable and remain attached to the shares of common stock until the occurrence of certain triggering events that would ordinarily be associated with an unsolicited acquisition or attempted acquisition of 10% or more of the company's outstanding shares of common stock. The rights will expire, unless earlier redeemed or exchanged by the company, on January 13, 2008. The rights have no voting or dividend privileges, and unless and until they become exercisable have no dilutive effect on the earnings of the company.

Applicable regulatory requirements require the company to maintain Tier 1 capital (which in the case of the company is composed of common equity and trust preferred securities) equal to 4.00% of average assets (leverage capital ratio), total capital equal to 8.00% of risk-weighted assets (total capital ratio) and Tier 1 capital equal to 4.00% of risk-weighted assets (Tier 1 capital ratio). Total capital includes Tier 1 capital plus Tier 2 capital (which in the case of the company is composed of the general valuation allowance up to 1.25% of risk-weighted assets). The company met all regulatory capital requirements at December 31, 2002.

The company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate or result in certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a material adverse effect on the company's financial statements. Under applicable capital adequacy requirements and the regulatory framework for prompt corrective action applicable to the bank, the company must meet specific capital guidelines that involve quantitative measures of the company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the company to maintain the minimum capital amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 2002, that the company meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, both the company and the bank qualify as "well capitalized" under applicable Federal Reserve Board and FDIC regulations. To be categorized as well capitalized, the company and the bank must maintain minimum total, Tier 1 and, in the case of the bank, leverage capital ratios as set forth in the table below.

The company's actual capital amounts and ratios are presented in the table below. The bank's capital amounts and ratios do not differ materially from the amounts and ratios presented.

	Actual		Minimum Capital for Capital Adequacy Purposes		Minimum Capital To Be Well Capitalized	
($ in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total Capital (to risk weighted assets)	$ 55,582	11.5%	$ 38,645	8.0%	$ 48,306	10.0%
Tier 1 Capital (to risk weighted assets)	49,502	10.3%	19,323	4.0%	28,984	6.0%
Tier 1 Capital* (to average assets)	49,502	7.2%	27,639	4.0%	34,548	5.0%
As of December 31, 2001						
Total Capital (to risk weighted assets)	$ 48,568	11.3%	$ 34,343	8.0%	$ 42,929	10.0%
Tier 1 Capital (to risk weighted assets)	43,163	10.1%	17,171	4.0%	25,757	6.0%
Tier 1 Capital* (to average assets)	43,163	7.0%	24,954	4.0%	31,192	5.0%

* For the bank to qualify as "well capitalized", it must also maintain a leverage capital ratio (Tier 1 capital to average assets) of at least 5%. This requirement does not apply to the company and is reflected in the table merely for informational purposes with respect to the bank.

Neither the company nor the bank may declare or pay dividends on its stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital requirements or if such declaration and payment would otherwise violate regulatory requirements.

(10) Stock Option Plans

The board of directors of the bank adopted a 1988 Stock Option Plan (the "1988 plan"), which was approved by the shareholders of the bank in 1989. The 1988 plan permitted the board of directors to grant both incentive and non-qualified stock options to officers and full-time employees for the purchase of up to 307,804 shares of common stock. The 1988 plan was assumed by the company upon the completion of the bank's reorganization into a holding company structure in 1996. While no further grants of options may be made under the 1988 plan, all currently outstanding and unexercised options previously granted under the 1988 plan remain outstanding in accordance with their terms.

The board of directors of the company adopted a 1998 stock incentive plan (the "1998 plan"), which was approved by the shareholders of the company in 1998. In 2001, both the board of directors and the shareholders of the company approved an amendment and restatement of the 1998 plan to increase the number of shares that may be issued thereunder. The 1998 plan, as so amended and restated, permits the board of directors to grant incentive and non-qualified options (as well as shares of stock, with or without restrictions, and stock appreciation rights) to officers and other employees, directors and consultants for the purchase of up to 328,023 shares of common stock.

Under the terms of the 1988 plan and 1998 plan, incentive stock options may not be granted at less than 100% of the fair market value of the shares on the date of grant and may not have a term of more than ten years. Any shares of common stock reserved for issuance pursuant to options granted under the plans which are returned to the company unexercised shall remain available for issuance under the plans. For participants owning 10% or more of the company's outstanding common stock, incentive stock options may not be granted at less than 110% of the fair market value of the shares on the date of grant.

In the absence of an active trading market for the company's common stock, the company utilizes a systematic valuation methodology to determine the fair market value on the date of grant of shares subject to options. Accordingly, the per share exercise price on all stock options granted under the 1998 plan has been determined on the basis of a valuation methodology provided to the company by an outside financial advisor, which does not necessarily reflect the actual prices at which shares of the common stock have been purchased and sold in privately negotiated transactions.

All options that have been granted through December 31, 2002, under either the 1988 plan or the 1998 plan, generally become exercisable at the rate of 25% a year. All options granted prior to 1998 expire 10 years from the date of the grant. All options granted after 1997 expire 7 years from the date of grant. All options granted under either plan are categorized as incentive stock options, with the exception of stock options granted in 1999 that were to non-employee directors and are non-qualified options.

Stock option transactions are summarized as follows:

	2002		2001		2000	
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding at beginning of year	272,260	$ 10.32	230,235	$ 9.61	355,130	$ 8.35
Granted	81,500	18.22	50,650	13.44	-	-
Exercised	(20,350)	7.35	(5,150)	7.83	(122,970)	5.97
Forfeited	(3,925)	13.47	(3,475)	12.72	(1,925)	9.04
Outstanding at end of year	329,485	12.42	272,260	10.32	230,235	9.61
Exercisable at end of year	229,010	10.37	200,070	9.31	179,835	8.97
Shares reserved for future grants	78,235		170,407		50,654	

A summary of options outstanding and exercisable by exercise price as of December 31, 2002 follows:

	Outstanding		Exercisable
Exercise Price	# Shares	Wtd. Avg. Remaining Life	# Shares
$ 5.50	200	0.02	200
6.00	2,800	1.51	2,800
6.75	22,550	2.51	22,550
7.00	44,300	3.50	44,300
9.00	40,100	4.50	40,100
12.50	91,360	2.93	91,360
13.44	47,475	5.02	23,700
18.22	80,700	6.43	4,000
	329,485	4.31	229,010

During 2002 and 2001, respectively, 7,062 and 8,412 shares of stock were issued to members of the Board of Directors in lieu of cash compensation for attendance at Board and Board Committee meetings. These shares were issued at a fair market value price of $16.63 and $13.44 and were issued from the shares reserved for future grants under the 1998 plan. Expense recognized in associated with the issuance of these shares was $117,000 and $113,000 in 2002 and 2001, respectively.

In addition to the 122,970 options exercised under the company's option plans in 2000, certain executives of the bank exercised options in February 2000 to acquire an aggregate of 104,000 shares of company common stock from the company's chief executive officer. The options were granted to them in connection with their recruitment at the time the bank was organized and constituted non-qualified options of the company for tax purposes. Accordingly, in connection with the exercise of these options, the company realized a compensation expense for tax purposes, which resulted in a tax benefit to the company of $0.4 million. The tax benefit is recorded as an adjustment to additional paid-in capital.

See paragraph (j), "Stock Options", in Note 1 above to these consolidated financial statements for further information related to equity compensation plans.

(11) Employee Benefit Plans

401(k) Defined Contribution Plan

The company has a 401(k) defined contribution employee benefit plan. The 401(k) plan allows eligible employees to contribute a base percentage, plus a supplemental percentage, of their pre-tax earnings to the plan. A portion of the base percentage, as determined by the board of directors, is matched by the company. No company contributions are made for supplemental contributions made by participants. The percentage matched for 2002, 2001 and 2000 was 75%, up to the first 6% contributed by the employee. The company's total expense for the 401(k) plan match, including bonus match and the discretionary match discussed below, was $399,000, $384,000, and $300,000, respectively, for the years ended December 31, 2002, 2001, and 2000.

All employees, at least 21 years of age, are immediately eligible to participate. Vesting for the bank's 401(k) plan contribution is based on years of service with participants becoming 20% vested after 3 years of service, increasing pro-rata to 100% vesting after 7 years of service. Amounts not distributable to an employee following termination of employment are returned to the bank.

Employee Bonus Program

The company bonus program includes all employees. Bonuses are paid to the employees based on the accomplishment of certain goals and objectives that are determined at the beginning of the fiscal year and approved by the compensation committee of the board of directors. Participants are paid a share of the bonus pool, based on a pre-determined allocation depending upon which group the employee falls into: vice president and above, officer, and non-officer employees. In 2002, 2001 and 2000, gross payments charged to salaries and benefits expense under the plan were $1,944,000, $1,992,000, and $1,217,000, respectively. In 2002, in addition to the $1,944,000 in salaries and benefits, the bank also made a discretionary employer contribution to the 401(k) plan of $134,000, or an additional 25% of employee contributions up to the first 6% contributed by the employee. The $134,000 increase to the employer match on the company's 401(k) plan was included in salaries and benefits expense for 2002.

The company maintains a supplemental cash bonus plan for its top five executive officers. The goals, objectives and payout schedule of this plan are set by the compensation committee. The plan provides for payment of cash bonuses based on the achievement of a bonus payout to all employees in the employee bonus program discussed in the previous paragraph and the achievement of certain earnings per share goals. In 2002, 2001, and 2000, $366,000, $292,0000, and $0, respectively, was charged to salaries and benefits under this plan.

Split-Dollar Plan

The company adopted a split-dollar plan for the company's chief executive officer in 1996 and in 1999 the company increased this plan. In 1999 the company also adopted plans for the president and an executive vice president of the bank. The plans provide for the company to fund the purchase of a cash value life insurance policy owned by the executive. Annual premiums are paid by the company until the executive retires. At the time of retirement of the executive, annuity payments are made to the executive. The aggregate amount of the premiums funded is returned to the company at the time of the executive's death. Annual premiums under the three plans are $393,800 through 2004, $127,000 through 2010 and $93,000 through 2012, respectively. The amount charged to expense for these benefits was $4,000, $10,000, and $10,000 in 2002, 2001, and 2000, respectively.

(12) Income Taxes

The components of income tax expense for the years ended December 31 were calculated using the asset and liability method as follows:

($ in thousands)	2002	2001	2000
Current tax expense:			
Federal	$ 2,932	$ 2,467	$ 1,417
State	-	44	49
Total current tax expense	2,932	2,511	1,466
Deferred tax benefit:			
Federal	(537)	(767)	(324)
State	-	-	-
Total deferred tax benefit	(537)	(767)	(324)
Total income tax expense	$ 2,395	$ 1,744	$ 1,142

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate (34%) as follows:

($ in thousands)	2002 Amount	2002 %	2001 Amount	2001 %	2000 Amount	2000 %
Computed income tax expense at statutory rate	$ 2,958	34.0%	$ 2,260	34.0%	$ 1,614	34.0%
State income taxes, net of federal tax benefit	-	0.0%	29	0.4%	32	0.7%
Municipal bond interest	(648)	(7.4%)	(654)	(9.8%)	(624)	(13.1%)
Other	85	0.9%	109	1.6%	120	2.5%
Income tax expense	$ 2,395	27.5%	$ 1,744	26.2%	$ 1,142	24.1%

As a result of changes in Massachusetts tax law, the company expects to incur an increase in income tax expense and a higher effective tax rate in future periods. See Note 15 below for further details regarding state tax matters.

At December 31 the tax effects of each type of income and expense item that give rise to deferred taxes are:

($ in thousands)	2002	2001
Deferred tax asset:		
Allowance for loan losses	$ 3,461	$ 2,964
Depreciation	777	607
Goodwill	-	129
Other	134	42
Total	4,372	3,742
Deferred tax liability:		
Net unrealized appreciation on investment securities	2,301	1,708
Goodwill	93	-
Total	2,394	1,708
Net deferred tax asset	$ 1,978	$ 2,034

Management believes that it is more likely than not that current recoverable income taxes and the results of future operations will generate sufficient taxable income to realize the deferred tax asset existing at December 31, 2002.

(13) Related Party Transactions

The company's offices in Lowell, Massachusetts, are leased from realty trusts, the beneficiaries of which included during the years ended December 31, 2002, 2001 and 2000 various bank officers and directors. The maximum remaining term of the leases including options is for 20 years.

Total amounts paid to the realty trusts for the years ended December 31, 2002, 2001, and 2000, were $513,000, $617,000 and $474,000, respectively. The 2001 payment included $154,000 of one-time fees related to electrical systems upgrades.

(14) Commitments, Contingencies and Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced lines of credit.

The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the company has in the particular classes of financial instruments.

The company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments with off-balance sheet credit risk at December 31, 2002 and 2001, are as follows:

($ in thousands)	2002	2001
Commitments to originate loans	$ 46,283	$ 14,562
Standby letters of credit	6,720	5,032
Unadvanced portions of consumer loans (including credit card loans)	3,688	3,738
Unadvanced portions of construction loans	26,142	20,662
Unadvanced portions of home equity loans	28,871	22,798
Unadvanced portions of commercial lines of credit	78,786	59,323

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include security interests in mortgages, accounts receivable, inventory, property, plant and equipment and income-producing properties.

Standby letters of credit are conditional commitments issued by the company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. If the letter of credit is drawn upon the bank creates a loan for the customer with the same criteria associated with similar loans. The fair value of these commitments were estimated to be the fees charged to enter into similar agreements and were estimated to be $0.1 million at December 31, 2002 and 2001. The fair value of these commitments were not reflected on the balance sheet.

The company originates residential mortgage loans under agreements to sell such loans, generally with servicing released. At December 31, 2002 and 2001, the company had commitments to sell loans totaling $8,584,000 and $5,644,000, respectively.

The company manages its loan portfolio to avoid concentration by industry or loan size to minimize its credit risk exposure. Commercial loans may be collateralized by the assets underlying the borrower's business such as accounts receivable, equipment, inventory and real property. Residential mortgage and home equity loans are secured by the real property financed. Consumer loans such as installment loans are generally secured by the personal property financed. Credit card loans are generally unsecured. Commercial real estate loans are generally secured by the underlying real property and rental agreements.

The bank is required to maintain in reserve certain amounts of vault cash and/or deposits with the Federal Reserve Bank of Boston. The amount of this reserve requirement, included in "Cash and Due from Banks", was approximately $3,150,000 and $2,800,000 at December 31, 2002, and 2001.

The company is involved in various legal proceedings incidental to its business. After review with legal counsel, management does not believe resolution of any present litigation will have a material adverse effect on the financial condition or results of operations of the company.

(15) Massachusetts Department of Revenue Tax Dispute

Enterprise Realty Trust, Inc. ("ERT") is a real estate investment trust, which is 99.9% owned by the bank. Since the organization of ERT as a subsidiary of the bank, the company has paid state income taxes to the Commonwealth of Massachusetts based upon the position that the bank is authorized under the express provisions of the applicable Massachusetts statute to exclude 95% of all dividends received by the bank from ERT in calculating the bank's taxable income for Massachusetts state tax purposes and that ERT, as a qualified real estate investment trust, owes no state taxes on the amounts paid as dividends to the bank. The Massachusetts Department of Revenue (the "DOR") has asserted that the company owes additional state taxes and interest totaling an aggregate amount of $2.3 million for the tax years ended December 31, 1999, 2000 and 2001 in connection with the bank's operation of ERT. The DOR has taken the position that either the income received by the bank in the form of dividends from ERT is fully taxable under applicable Massachusetts tax law or ERT itself should be subject directly to tax on such amounts. If the position that has been taken by the DOR is also applied to the tax year ended December 31, 2002, then the company would be required to pay additional Massachusetts income tax for such period totaling approximately $1.2 million. To the company's knowledge, it is one of approximately forty banking organizations located in Massachusetts that is involved in a tax dispute of this type with the DOR.

In addition, in 2003 the state legislature has passed, and Governor Romney has signed, a supplemental budget bill, which, among other provisions, makes certain changes to the state's tax laws on a current and retroactive basis back to 1999, which, if enforceable, would require the company to pay the additional taxes that the DOR seeks to collect for its tax years 1999 through 2002.

The company is currently disputing the DOR's assertion that it owes additional taxes for any prior years. The company has also been advised that the retroactive changes to the state's tax laws contained in the recently passed legislation are subject to constitutional challenge.

The company believes that it has complied fully with the applicable Massachusetts tax laws in deducting 95% of the dividends received by the bank from ERT in calculating its taxable income for Massachusetts tax purposes. The company also believes that ERT is a properly qualified real estate investment trust and, as such, owes no taxes to the Commonwealth of Massachusetts on any amounts that it has paid as dividends to the bank in prior years. Moreover, the company has been advised that the constitutionality of the retroactive changes to the state's tax laws contained in the recently passed legislation is questionable.

Nonetheless, as a result of the enactment of this new legislation, in the first quarter of 2003 the company will be required to record a one-time income tax expense of $1.9 million, net of federal income tax benefit and deferred tax asset, for the tax years ended December 31, 1999 through 2002.

The $1.9 million income tax expense consists of $3.5 million of state income tax liability, net of $1.2 million in federal income tax benefit and $0.4 million in deferred tax asset. The $3.5 million in state income tax liability consists of the following:

(i) payment to the Commonwealth of Massachusetts of $1.2 million as estimated state taxes due for the tax year ended December 31, 2002, which amount would be refunded if the company prevails in its current dispute with the DOR and if the retroactive feature of the new legislation, as it applies to 2002, is held to be unconstitutional; and

(ii) a liability for state income taxes to be paid of $2.3 million for the tax years ended December 31, 2001, 2000 and 1999, which will become payable to the Commonwealth of Massachusetts if the DOR prevails in its current dispute with the company or if the retroactive feature of the new legislation withstands constitutional challenge.

In addition, beginning in 2003 and for the periods thereafter, the company will record state income tax liability on ERT's taxable income.

(16) Fair Values of Financial Instruments

The following methods and assumptions were used by the company in estimating fair values of its financial instruments:

The respective carrying values of certain financial instruments approximated their fair value, as they were short-term in nature or payable on demand. These include cash and due from banks, daily federal funds sold, accrued interest receivable, repurchase agreements, accrued interest payable and non-certificate deposit accounts.

Investments: Fair values for investments were based on quoted market prices, where available. If quoted market prices were not available, fair values were based on quoted market prices of comparable instruments. The carrying amount of FHLB stock reported approximates fair value. If the FHLB stock is redeemed, the company will receive an amount equal to the par value of the stock.

Loans: The fair values of loans, was determined using discounted cash flow analysis, using interest rates currently being offered by the company. The incremental credit risk for non-accrual loans was considered in the determination of the fair value of the loans.

Commitments: The fair values of the unused portion of lines of credit and letters of credit were estimated to be the fees currently charged to enter into similar agreements. Commitments to originate non-mortgage loans were short-term and were at current market rates and estimated to have no fair value.

Financial liabilities: The fair values of time deposits were estimated using discounted cash flow analysis using rates offered by the bank on December 31, 2002 for similar instruments. The fair values of FHLB borrowings were determined using a discounted cash flow analysis using advance rates offered by the FHLB at December 31, 2002. The fair value of trust preferred securities was estimated using discounted cash flow analysis using a market rate of interest at December 31, 2002.

Limitations: The estimates of fair value of financial instruments were based on information available at December 31, 2002 and 2001 and are not indicative of the fair market value of those instruments at the date this report is published. These estimates do not reflect any premium or discount that could result from offering for sale at one time the bank's entire holdings of a particular financial instrument. Because no active market exists for a portion of the bank's financial instruments, fair value estimates were based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates were based on existing on- and off-balance sheet financial instruments without an attempt to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments, including premises and equipment and foreclosed real estate.

In addition, the tax ramifications related to the realization of the unrealized appreciation and depreciation can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the company.

	2002		2001	
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 45,778	$ 45,778	$ 37,861	$ 37,861
Investment securities	239,096	239,096	197,060	197,060
Loans, net	404,752	417,252	367,780	380,374
Accrued interest receivable	3,406	3,406	3,586	3,586
Financial liabilities:				
Non-interest bearing demand deposits	117,184	117,184	107,000	107,000
Savings, PIC and money market	366,917	366,917	267,631	267,631
Time deposits	152,675	154,046	152,322	153,056
Borrowings	17,233	17,269	44,449	44,449
Escrow deposit of borrowers	1,256	1,256	931	931
Accrued interest payable	486	486	805	805
Trust preferred securities	10,500	10,663	10,500	10,674

(17) Parent Company Only Financial Statements

Balance Sheets

($ in thousands)	December 31, 2002	December 31, 2001
Assets		
Cash and due from subsidiary	$ 636	$ 388
Investment in subsidiary	60,289	53,166
Other assets	350	362
Total assets	$ 61,275	$ 53,916
Liabilities and Stockholders' Equity		
Junior subordinated deferrable interest debentures	10,825	10,825
Accrued interest payable	370	370
Total liabilities	11,195	11,195
Stockholder's equity:		
Preferred stock, $0.01 par value per share; 1,000,000 shares authorized; no shares issued	$ -	$ -
Common stock, $0.01 par value per share; 10,000,000 shares authorized at December 31, 2002 and 2001, respectively; 3,532,128 and 3,461,999 shares issued and outstanding at December 31, 2002 and 2001, respectively	35	35
Additional paid-in capital	19,704	18,654
Retained earnings	25,873	20,715
Accumulated other comprehensive income	4,468	3,317
Total stockholders' equity	$ 50,080	$ 42,721
Total liabilities and stockholders' equity	$ 61,275	$ 53,916

ENTERPRISE BANCORP, INC.

Notes to Consolidated Financial Statements

Statements of Income

($ in thousands)	For the years ended December 31, 2002	2001	2000
Undistributed equity in net income of Subsidiary	$ 5,972	$ 4,786	$ 4,203
Dividends received from subsidiary	1,122	918	16
Total subsidiary income	7,094	5,704	4,219
Interest expense	1,177	1,177	909
Other operating expenses	14	15	11
Total operating expenses	1,191	1,192	920
Income before income taxes	5,903	4,512	3,299
Income tax benefit	403	392	305
Net income	$ 6,306	$ 4,904	$ 3,604

Statements of Cash Flows

($ in thousands)	For the years ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$ 6,306	$ 4,904	$ 3,604
Undistributed equity in net income Of subsidiary	(5,972)	(4,786)	(4,203)
(Increase)/decrease in other assets	12	13	(366)
Increase in other liabilities	-	-	370
Net cash (used in) provided by operating activities	346	131	(595)
Cash flows from investing activities:			
Investments in subsidiaries	-	-	(10,996)
Net cash used in investing activities	-	-	(10,996)
Cash flows from financing activities:			
Proceeds from issuance of junior Subordinated deferrable interest Debentures	-	-	10,825
Cash dividends paid	(1,148)	(982)	(837)
Proceeds from issuance of common stock	896	764	586
Proceeds from exercise of stock options	154	48	1,110
Net cash (used in) provided by Financing activities	(98)	(170)	11,684
Net increase/(decrease) in cash and Cash equivalents	248	(39)	93
Cash and cash equivalents, beginning of period	388	427	334
Cash and cash equivalents, end of period	$ 636	$ 388	$ 427

Cash and cash equivalents include cash and due from subsidiary.

ENTERPRISE BANCORP, INC.

Notes to Consolidated Financial Statements

(18) Quarterly Results of Operations (Unaudited)

	2002			
($ in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest and dividend income	$ 9,553	$ 9,740	$ 9,900	$ 10,036
Interest expense	2,518	2,468	2,484	2,253
Net interest income	7,035	7,272	7,416	7,783
Provision for loan losses	390	380	278	277
Net interest income after provision for loan losses	6,645	6,892	7,138	7,506
Non-interest income	1,720	1,667	1,721	1,504
Non-interest expense	6,337	6,477	6,654	6,624
Income before income taxes	2,028	2,082	2,205	2,386
Income tax expense	539	557	604	695
Net income, as reported	$ 1,489	$ 1,525	$ 1,601	$ 1,691
Basic earnings per share	$ 0.43	$ 0.44	$ 0.45	$ 0.48
Diluted earnings per share	$ 0.42	$ 0.42	$ 0.44	$ 0.47

	2001			
($ in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest and dividend income	$ 10,318	$ 10,364	$ 10,629	$ 10,229
Interest expense	4,067	3,652	3,521	2,877
Net interest income	6,251	6,712	7,108	7,352
Provision for loan losses	210	420	850	1,000
Net interest income after provision for loan losses	6,041	6,292	6,258	6,352
Non-interest income	1,506	1,155	1,472	1,372
Non-interest expense	5,926	5,790	6,049	6,035
Income before income taxes	1,621	1,657	1,681	1,689
Income tax expense	440	455	430	419
Net income	$ 1,181	$ 1,202	$ 1,251	$ 1,270
Basic earnings per share	$ 0.35	$ 0.35	$ 0.36	$ 0.37
Diluted earnings per share	$ 0.34	$ 0.34	$ 0.35	$ 0.36

Part III

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 10. Directors and Executive Officers of the Registrant

Certain information regarding directors and executive officers and identification of significant employees of the company in response to this item is incorporated herein by reference from the discussion under the captions "Information Regarding Executive Officers and Other Significant Employees" and "Proposal One Election of Class of Directors" of the proxy statement for the company's annual meeting of stockholders to be held May 6, 2003, which it expects to file with the Securities and Exchange Commission within 120 days of the end of the fiscal year covered by this report.

Directors of the Company

George L. Duncan
Chairman and Chief Executive Officer of the Company and the Bank

Richard W. Main
President, Chief Operating Officer and Chief Lending Officer of the Bank

Walter L. Armstrong
Retired; former Executive Vice President of the Bank

Kenneth S. Ansin
President, Norwood Cabinet Company

Gerald G. Bousquet, M.D.
Physician; director and partner in several health care entities

Kathleen M. Bradley
Retired; former owner, Westford Sports Center, Inc.

John R. Clementi
President, Plastican, Inc., a plastic shipping container manufacturer

James F. Conway, III
Chairman, Chief Executive Officer and President
Courier Corporation, a commercial printing company

Dr. Carole A. Cowan
President, Middlesex Community College

Nancy L. Donahue
Chair of the Board of Trustees, Merrimack Repertory Theatre

Lucy A. Flynn
Former Executive Vice President, Marketing, of ADS Financial Service Solutions

Eric W. Hanson
Chairman and President, D.J. Reardon Company, Inc., a beer distributorship

John P. Harrington
Energy Consultant for Tennessee Gas Pipeline Company

Arnold S. Lerner
Vice Chairman and Clerk of the Company and the Bank
Director, Courier Corporation, a commercial printing company

Charles P. Sarantos
Chairman, C&I Electrical Supply Co., Inc.

Michael A. Spinelli
Owner, Merrimack Travel Service, Inc.
Chairman Emeritus, Vacation.com

Nickolas Stavropoulos
Executive Vice President of KeySpan Corporation
President of KeySpan Energy Delivery New England

Additional Executive Officers of the Company

Name	Position
John P. Clancy, Jr.	President and Treasurer of the Company; Executive Vice President, Chief Financial Officer, Treasurer and Chief Investment Officer of the Bank
Robert R. Gilman	Executive Vice President, Administration, and Commercial Lender of the Bank
Stephen J. Irish	Executive Vice President, Chief Information Officer and Chief Operations Officer of the Bank

Items 11, 12 and 13.

The information required in Items 11, 12 and 13 of this part is incorporated herein by reference to the company's definitive proxy statement for its annual meeting of stockholders to be held May 6, 2003, which it expects to file with the Securities and Exchange Commission within 120 days of the end of the fiscal year covered by this report.

Item 14 - Controls and Procedures

Evaluation of Controls and Procedures

The company maintains a set of disclosure controls and procedures and internal controls designed to ensure that the information required to be disclosed in reports that it files or submits to the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Within 90 days prior to the date of the company's filing of this report, the company carried out an evaluation, under the supervision and with the participation of the company's management, including its chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the company's chief executive officer and chief financial officer concluded that the company's disclosure controls and procedures are effective in timely alerting them to material information relating to the company (including its consolidated subsidiaries) required to be included in the company's periodic SEC filings.

Changes in Controls and Procedures

Subsequent to the date of management's evaluation referred to above, there have been no significant changes in the company's internal controls or in other factors that could significantly affect such internal controls, nor were any corrective actions required with regard to any significant deficiencies or material weaknesses with respect to such internal controls.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as part of this annual report:

Financial Statements

See Index to Consolidated Financial Statements contained in Item 8 above.

Financial Statement Schedules

None (information included in financial statements)

Exhibits

Exhibit No. and Description

2.1 Purchase and Assumption Agreement dated as of September 22, 1999 by and among Fleet Financial Group, Inc., Fleet National Bank, Enterprise Bancorp, Inc. and Enterprise Bank and Trust Company (exclusive of disclosure schedules), incorporated by reference to Exhibit 2.1 to the company's Form 10-Q for the quarter ended September 30, 1999.

3.1 Restated Articles of Organization of the Company, as amended through May 10, 1999, incorporated by reference to Exhibit 3.1 to the company's Form 10-Q for the quarter ended March 31, 1999.

3.2 Amended and Restated Bylaws of the company, incorporated by reference to Exhibit 3.1 to the company's Form 10-QSB for the quarter ended June 30, 1997.

4.1 Rights Agreement dated as of January 13, 1998 between Enterprise Bancorp, Inc. and Enterprise Bank and Trust Company, as Rights Agent, incorporated by reference to Exhibit 4.1 to the company's Registration Statement on Form 8-A filed on January 14, 1998.

4.2 Terms of Series A Junior Participating Preferred Stock, incorporated by reference to Exhibit 4.2 to the company's Registration Statement on Form 8-A filed on January 14, 1998.

4.3 Summary of Rights to Purchase Shares of Series A Junior Participating Preferred Stock, incorporated by reference to Exhibit 4.3 to the company's Registration Statement on Form 8-A filed on January 14, 1998.

4.4 Form of Rights Certificate, incorporated by reference to Exhibit 4.4 to the company's Registration Statement on Form 8-A filed on January 14, 1998.

10.1 Lease agreement dated July 22, 1988, between the bank and First Holding Trust relating to the premises at 222 Merrimack Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.1 to the company's Form 10-QSB for the quarter ended June 30, 1996.

10.2 Amendment to lease dated December 28, 1990, between the bank and First Holding Trust for and relating to the premises at 222 Merrimack Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.2 to the company's Form 10-QSB for the quarter ended June 30, 1996.

10.3 Amendment to lease dated August 15, 1991, between the bank and First Holding Trust for 851 square feet relating to the premises at 222 Merrimack Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.3 to the company's Form 10-QSB for the quarter ended June 30, 1996.

10.4 Lease agreement dated May 26, 1992, between the bank and Shawmut Bank, N.A., for 1,458 square feet relating to the premises at 170 Merrimack Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.4 to the company's Form 10-QSB for the quarter ended June 30, 1996.

10.5 Lease agreement dated March 14, 1995, between the bank and North Central Investment Limited Partnership for 3,960 square feet related to the premises at 2-6 Central Street, Leominster, Massachusetts, incorporated by reference to Exhibit 10.5 to the company's Form 10-QSB for the quarter ended June 30, 1996.

10.6 Employment Agreement dated as of June 1, 2001 by and among the company, the bank and George L. Duncan, incorporated by reference to Exhibit 10.41 to the company's Form 10-Q for the quarter ended June 30, 2001.

10.7 Employment Agreement dated as of June 1, 2001 by and among the company, the bank and Richard W. Main, incorporated by reference to Exhibit 10.42 to the company's Form 10-Q for the quarter ended June 30, 2001.

10.8 Lease agreement dated June 20, 1996, between the bank and Kevin C. Sullivan and Margaret A. Sullivan for 4,800 square feet related to the premises at 910 Andover Street, Tewksbury, Massachusetts, incorporated by reference to Exhibit 10.10 to the company's Form 10-KSB for the year ended December 31, 1996.

10.9 Split Dollar Agreement for George L. Duncan, incorporated by reference to Exhibit 10.13 to the company's Form 10-KSB for the year ended December 31, 1996.

10.10 Lease agreement dated April 7, 1993 between the bank and Merrimack Realty Trust for 4,375 square feet relating to premises at 21-27 Palmer Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.12 to the company's Form 10-KSB for the year ended December 31, 1997.

10.11 Lease agreement dated September 1, 1997, between the bank and Merrimack Realty Trust to premises at 129 Middle Street, Lowell, Massachusetts, incorporated by reference to Exhibit 10.13 to the company's Form 10-KSB for the year ended December 31, 1997.

10.12 Lease agreement dated May 2, 1997 between the bank and First Lakeview Avenue Limited Partnership to premises at 1168 Lakeview Avenue, Dracut, Massachusetts, incorporated by reference to Exhibit 10.14 to the company's Form 10-KSB for the year ended December 31, 1997.

10.13 Enterprise Bancorp, Inc. 1988 Stock Option Plan, incorporated by reference to Exhibit 10.15 to the company's Form 10-KSB for the year ended December 31, 1997.

10.14 Enterprise Bancorp, Inc. Amended and Restated 1998 Stock Incentive Plan, incorporated by reference to Exhibit 4.1 to the company's Registration Statement on Form S-8 (Reg. No. 333-60036), filed May 2, 2001.

10.15 Enterprise Bancorp, Inc. automatic dividend reinvestment plan, incorporated by reference to the section of the company's Registration Statement on Form S-3 (Reg. No. 333-79135), filed May 24, 1999, appearing under the heading "The Plan".

10.16 Split Dollar Agreement for Richard W. Main, incorporated by reference to Exhibit 10.17 to the company's Form 10-Q for the quarter ended March 31, 1999.

10.17 Split Dollar Agreement for Robert R. Gilman, incorporated by reference to Exhibit 10.18 to the company's Form 10-Q for the quarter ended March 31, 1999.

10.18 Additional Split Dollar Agreement for George L. Duncan, incorporated by reference to Exhibit 10.40 to the company's Form 10-K for the year ended December 31, 1999.

10.19 Change in Control/Noncompetition Agreement dated as of July 17, 2001 by and among the company, the bank and Diane J. Silva, incorporated by reference to Exhibit 10.43 to the company's Form 10-Q for the quarter ended September 30, 2001.

10.20 Change in Control/Noncompetition Agreement dated as of July 17, 2001 by and among the company, the bank and Brian H. Bullock, incorporated by reference to Exhibit 10.44 to the company's Form 10-Q for the quarter ended September 30, 2001.

10.21 Change in Control/Noncompetition Agreement dated as of August 1, 2001 by and among the company, the bank and Robert R. Gilman, incorporated by reference to Exhibit 10.45 to the company's Form 10-Q for the quarter ended September 30, 2001.

10.22 Change in Control/Noncompetition Agreement dated as of August 7, 2001 by and among the company, the bank and Chester J. Szablak Jr., incorporated by reference to Exhibit 10.46 to the company's Form 10-Q for the quarter ended September 30, 2001.

10.23 Change in Control/Noncompetition Agreement dated as of April 3, 2002 by and among the company, the bank and Stephen J. Irish, incorporated by reference to Exhibit 10.23 to the company's Form 10-Q for the quarter ended March 31, 2002.

21.0 Subsidiaries of the Registrant.

23.0 Consent of KPMG LLP.

(b) Reports on Form 8-K

The company has not filed any report on Form 8-K during the quarter ended December 31, 2002.

(c) Exhibits required by Item 601 of Regulation S-K

The exhibits listed above either have been previously filed and are incorporated herein by reference to the applicable prior filing or are filed herewith.

(d) Additional Financial Statement Schedules

None

ENTERPRISE BANCORP, INC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERPRISE BANCORP, INC.

Date: March 18, 2003

By: /s/ John P. Clancy, Jr.
John P. Clancy, Jr.
President and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ George L. Duncan George L. Duncan	Chairman, Chief Executive Officer and Director	March 18, 2003
/s/ John P. Clancy, Jr. John P. Clancy Jr.	President and Treasurer Chief Financial Officer of the bank	March 18, 2003
/s/ Joseph R. Lussier Joseph R. Lussier	(Principal Accounting Officer of the bank)	March 18, 2003
/s/ Kenneth S. Ansin Kenneth S. Ansin	Director	March 18, 2003
/s/ Walter L. Armstrong Walter L. Armstrong	Director	March 18, 2003
/s/ Gerald G. Bousquet, M.D. Gerald G. Bousquet, M.D.	Director	March 18, 2003
/s/ Kathleen M. Bradley Kathleen M. Bradley	Director	March 18, 2003
/s/ John R. Clementi John R. Clementi	Director	March 18, 2003
/s/ James F. Conway, III James F. Conway, III	Director	March 18, 2003
/s/ Carole A. Cowan Carole A. Cowan	Director	March 18, 2003
/s/ Nancy L. Donahue Nancy L. Donahue	Director	March 18, 2003
/s/ Lucy A. Flynn Lucy A. Flynn	Director	March 18, 2003
/s/ Eric W. Hanson Eric W. Hanson	Director	March 18, 2003
/s/ John P. Harrington John P. Harrington	Director	March 18, 2003
/s/ Arnold S. Lerner Arnold S. Lerner	Director, Vice Chairman and Clerk	March 18, 2003
/s/ Richard W. Main Richard W. Main	Director, President of the bank	March 18, 2003
/s/ Charles P. Sarantos Charles P. Sarantos	Director	March 18, 2003
/s/ Michael A. Spinelli Michael A. Spinelli	Director	March 18, 2003
/s/ Nickolas Stavropoulos Nickolas Stavropoulos	Director	March 18, 2003

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
UNDER SECURITIES EXCHANGE ACT RULES 13a-14 AND 15d-14

I, John P. Clancy, certify that:

1. I have reviewed this annual report on Form 10-K of Enterprise Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 14 and 15d-14) for the registrant and we have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date : March 18, 2003

/s/ John P. Clancy, Jr.
John P. Clancy, Jr.
President and Treasurer
(Principal Financial Officer)

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
UNDER SECURITIES EXCHANGE ACT RULES 13a-14 AND 15d-14

I, George L. Duncan, certify that:

1. I have reviewed this annual report on Form 10-K of Enterprise Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 14 and 15d-14) for the registrant and we have:

   a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 18, 2003

/s/ George L. Duncan
George L. Duncan
Chairman and CEO
(Principal Executive Officer)

Enterprise Bancorp, Inc.

Enterprise Bank and Trust Company

222 Merrimack Street, Lowell, Massachusetts 01852
(978) 459-9000

Branch Offices:

674 Boston Road
Billerica, MA 01821
(978) 262-0123

223 Boston Road
North Billerica, MA 01862
(978) 262-0100

20 Drum Hill Road
Chelmsford, MA 01824
(978) 442-5500

185 Littleton Road
Chelmsford, MA 01824
(978) 442-5588

1168 Lakeview Avenue
Dracut, MA 01826
(978) 957-5100

4 Central Street
Leominster, MA 01453
(978) 534-7400

430 Gorham Street
Lowell, MA 01852
(978) 937-9000

910 Andover Street
Tewksbury, MA 01876
(978) 863-5500

237 Littleton Road
Westford, MA 01886
(978) 692-4100

Coming Soon: Spring 2003
Fitchburg at 420 John Fitch Highway
(978) 342-3600

Mortgage Center:
27 Palmer Street, Lowell, MA 01852
(978) 459-9000

Investment Management and Trust Group
222 Merrimack Street, Lowell, MA 01852
(978) 459-9000

Email: starship@ebtc.com
www. EnterpriseBankandTrust.com

Painting, by local artist Tom Gill, entitled "The Talbot Mills at Mill Pond Dam in North Billerica," hangs in the lobby of our North Billerica office.

ENTERPRISE BANCORP, INC.

parent company of ENTERPRISE BANK AND TRUST COMPANY

Painting, by local artist Tom Gill, entitled "Colonial Scene of Billerica's 1995 Yankee Doodle Weekend," hangs in Enterprise Bank's Billerica office.



ENTERPRISE BANCORP, INC.

parent company of ENTERPRISE BANK AND TRUST COMPANY

BILLERICA • CHELMSFORD • DRACUT • LEOMINSTER • LOWELL • TEWKSBURY • WESTFORD

Member FDIC